Exhibit 99.1
PETROCHINA COMPANY LIMITED
2010 ANNUAL REPORT
(A share stock code: 601857)
March 2011

CONTENTS

IMPORTANT NOTICE	1
CORPORATE PROFILE	2
SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS	5
CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS	8
CHAIRMAN’S REPORT	15
BUSINESS OPERATING REVIEW	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	24
SIGNIFICANT EVENTS	37
CONNECTED TRANSACTIONS	43
CORPORATE GOVERNANCE	55
SHAREHOLDERS’ MEETINGS	64
DIRECTORS’ REPORT	65
REPORT OF THE SUPERVISORY COMMITTEE	77
DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES	81
INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES	97

FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

CORPORATE INFORMATION	98
DOCUMENTS AVAILABLE FOR INSPECTION	101
CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT	102
This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

IMPORTANT NOTICE
     The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report. The 2010 Annual Report has been approved at the twelfth meeting of the Fourth Session of the Board of Directors. Mr Franco Bernabè, independent non-executive Directors of the Company, was absent from the twelfth meeting of the Fourth Session of the Board. Mr Bernabè authorised Chee-Chen Tung, independent non-executive Director of the Company in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in this annual report.
     No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.
     The financial statements of each of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements of the Group for the year ended December 31, 2010, prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements.

CORPORATE PROFILE
     The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).
     The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.
     The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	suxinliang@petrochina.com.cn

Representative on Securities Matters	Liang Gang
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

Representative of the Hong Kong	Wei Fang
Representative Office:
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong

Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	suxinliang@petrochina.com.cn
Newspapers for Information Disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times
Internet Website Publishing this annual report designated by the China Securities Regulatory Commission:
http://www.sse.com.cn
Copies of this annual report are available at:
9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857

H shares:	Hong Kong Stock Exchange
Stock Code:	857

ADS:	The New York Stock Exchange
Symbol:	PTR

Other relevant information:
First Registration Date of the Company:	November 5, 1999
First Registration Place of the Company:	State Administration for Industry & Commerce
Enterprise Legal Business Licence Registration No.:	100000000032522
Taxation Registration No. :	110102710925462
Organization No.:	71092546-2

Names and Addresses of Auditors of the Company:
Domestic	Auditors:
Name:	PricewaterhouseCoopers
Zhong Tian CPAs Company Limited
Address:	11th Floor PricewaterhouseCoopers
Centre, 202 Hu Bin Road,
Shanghai, PRC

Overseas	Auditors:
Name:	PricewaterhouseCoopers
Address:	22nd Floor, Prince’s Building,
Central, Hong Kong

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
     1. Key Financial Data and Financial Indicators Prepared under International Financial Reporting Standards (“IFRS”)
Unit: RMB Million

	As at or for the year ended December 31,
	2010	2009	2008	2007	2006

Turnover	1,465,415	1,019,275	1,072,604	837,542	691,448
Profit from operations	187,777	143,444	159,571	201,017	200,024
Profit before taxation	189,305	140,032	162,013	205,139	200,802
Taxation	(38,513)	(33,473)	(35,211)	(49,802)	(50,615)
Profit for the year	150,792	106,559	126,802	155,337	150,187
Attributable to:
Owners of the Company	139,992	103,387	114,453	146,796	143,498
Non-controlling interest	10,800	3,172	12,349	8,541	6,689
Basic and diluted earnings per share for profit attributable to owners of the company (RMB)(2)	0.76	0.56	0.63	0.82	0.80
Total current assets	286,392	294,383	224,946	235,902	165,778
Total non-current assets	1,370,095	1,155,905	971,289	833,709	714,509
Total assets	1,656,487	1,450,288	1,196,235	1,069,611	880,287
Total current liabilities	429,736	388,553	265,651	200,150	181,993
Total non-current liabilities	216,622	154,034	82,744	86,742	75,675
Total liabilities	646,358	542,587	348,395	286,892	257,668
Equity
Attributable to:
Owners of the Company	938,926	847,223	790,910	738,246	590,414
Non-controlling interest	71,203	60,478	56,930	44,473	32,205
Total equity	1,010,129	907,701	847,840	782,719	622,619
Other financial data
Capital expenditures	276,212	266,836	232,377	182,678	149,493
Net cash flows from operating activities	310,686	261,972	172,465	207,663	202,701
Net cash flows used for investing activities	(291,192)	(261,453)	(211,797)	(183,656)	(159,065)
Net cash flows from financing activities (used for financing activities)	(60,944)	53,077	3,777	(5,838)	(75,385)
Net cash flows from operating activities per share (RMB) (3)	1.70	1.43	0.94	1.16	1.13
Net assets per share attributable to owners of the Company (RMB) (4)	5.13	4.63	4.32	4.03	3.30
Return on net assets (%)	14.9	12.2	14.5	19.9	24.3
Notes:

(1)	Due to business combinations under common control completed in 2008 and 2009, the relevant financial statements of the Group have been restated in a manner identical to a pooling of interests to reflect the acquisitions.

(2)	As at December 31, 2006, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009 and 2010 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 183.021 billion.

(3)	As at December 31, 2006, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009 and 2010 respectively, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for each of these financial years of 183.021 billion.

(4)	As at December 31, 2006, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 179.021 billion. As at December 31, 2007, 2008, 2009 and 2010 respectively, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 183.021 billion.

     2. Key Financial Data and Financial Indicators Prepared under CAS
     (1) Key financial data
Unit: RMB million

	For the year	For the year	Year-on-year	For the year
Items	2010	2009	change (%)	2008

Operating income	1,465,415	1,019,275	43.8	1,072,604
Operating profit	193,086	144,765	33.4	149,520
Profit before taxation	189,194	139,767	35.4	161,284
Net profit attributable to equity holders of the Company	139,871	103,173	35.6	113,820
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	143,329	107,081	33.9	99,298
Net cash flows from operating activities	318,796	268,017	18.9	177,140

	As at the end of	As at the end of	Year-on-year	As at the end of
Items	2010	2009	change (%)	2008

Total assets	1,656,368	1,450,742	14.2	1,196,962
Equity attributable to equity holders of the Company	939,043	847,782	10.8	791,691
(2)	Key financial indicators

	For the year	For the year	Year-on-year	For the year
Items	2010	2009	change (%)	2008

Basic earnings per share (RMB)	0.76	0.56	35.6	0.62
Diluted earnings per share (RMB)	0.76	0.56	35.6	0.62
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.78	0.59	33.9	0.54
			6.4 percentage
Weighted average return on net assets (%)	15.5	9.1	points	14.8
Weighted average return on net assets after deducting non-recurring			6.4 percentage
profit/loss items (%)	15.9	9.5	points	12.9
Net cash flows from operating activities per share (RMB)	1.74	1.46	18.9	0.97

	As at the end	As at the end	Year-on-year	As at the end
Item	of 2010	of 2009	change (%)	of 2008

Net assets per share attributable to equity holders of the Company (RMB)	5.13	4.63	10.8	4.33

(3)	Non-recurring profit/loss items
Unit: RMB million

Year ended December 31, 2010
Non-recurring profit/loss items	profit/(loss)

Net loss on disposal of non-current assets	(2,865)
Government grants recognised in the income statement	983
Net gain on disposal of available-for-sale financial assets	7
Reversal of provisions for bad debts against receivables	210
Income on commissioned loans	1
Effect of change in statutory income tax rates on deferred taxes	346
Other non-operating income and expenses	(2,652)

Sub-total	(3,970)

Tax impact of non-recurring profit/loss items	940
Impact of minority interest	(428)

Total	(3,458)

(4)	Items to which fair value measurement is applied
Unit: RMB million

	Balance at the	Balance at the
	beginning of the	end of the	Changes in	Amount affecting
	reporting	reporting	the reporting	the profit of the
Name of Items	period	period	period	reporting period

Available-for-sale financial assets	497	629	132	—
3.	Differences Between CAS and IFRS
     The consolidated net profit for the year under IFRS and CAS were RMB150,792 million and RMB150,675 million respectively, with a difference of RMB117 million; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB1,010,129 million and RMB1,010,101 million respectively, with a difference of RMB28 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
     During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS
     1. Changes in Shareholdings
Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of	Percentage	New	Bonus	Conversion			Numbers of	Percentage
	shares	(%)	Issue	Issue	from Reserves	Others	Sub-total	shares	(%)

I Shares with selling restrictions	157,922,077,818	86.29	—	—	—	-157,522,077,818	-157,522,077,818	400,000,000	0.22
1. State-owned shares	157,522,077,818	86.07	—	—	—	-157,522,077,818	-157,522,077,818	0	0
2. Shares held by state-owned companies	400,000,000	0.22	—	—	—	—	—	400,000,000	0.22
3. Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
of which:
Shares held by companies other than state-owned companies	—	—	—	—	—	—	—	—	—
Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4. Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II Shares without selling restrictions	25,098,900,000	13.71	—	—	—	+157,522,077,818	+157,522,077,818	182,620,977,818	99.78
1. RMB-denominated ordinary shares	4,000,000,000	2.18	—	—	—	+157,522,077,818	+157,522,077,818	161,522,077,818	88.25
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—
III Total Shares	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

2.	Changes in Shares with Selling Restrictions
Unit: Shares

	Number of	Number of	Change in
	shares with	shares with	number of	Number of
	selling	selling	shares with	shares with
	restrictions at	Restrictions	selling	selling		Expiry date
Name of	the beginning of	expired in	restrictions in	restrictions at		of selling
Shareholders	2010	2010	2010	the end of 2010	Reasons for selling restrictions	restrictions

CNPC	157,522,077,818	157,522,077,818	-157,522,077,818	0	In October 2007, the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time. At that time, CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	The selling restrictions expired and trading commenced on November 8, 2010
National Council for Social Security Fund of the PRC (“NSSF”)	400,000,000	—	—	400,000,000	Pursuant to Clause 13 of the Implementing Measures for the Transfer of Part of the State-Owned Shares to the NSSF in Domestic Securities Market, jointly issued by the Ministry of Finance, the State-owned Assets Supervision and Administration Commission, China Securities Regulatory Commission and the NSSF, CNPC transferred part of its holding of the state-owned shares in the Company to the NSSF, The NSSF has extended the lock-up period by three years in addition to assuming the original state-owned shareholders’ statutory obligations and voluntary commitments on lock-up periods.	November 5, 2013

Total	157,922,077,818	157,522,077,818	-157,522,077,818	400,000,000

     3. Issue and Listing of Securities:
     (1) Issue of shares in the past three years
     As at the end of the reporting period, there was no issue of shares in the past three years.
     (2) Shares held by Employees
     During the reporting period, no shares for employees of the Company were in issue.
     4. Number of Shareholders and Their Shareholdings
     The number of shareholders of the Company as at December 31, 2010 was 1,226,937, including 1,218,257 holders of A shares and 8,680 registered holders of H shares (including 308 holders of the ADSs). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKSE Listing Rules”).

     (1) Shareholdings of the top ten shareholders
Unit: Shares

					Increase		Number of
		Percentage			/decrease	Number of	shares
		of			during the	shares with	pledged or
Name of	Nature of	shareholding		Number of	reporting	selling	subject to
shareholders	shares	(%)		shares held	period (+, -)	restrictions	lock-ups

CNPC	State-owned Shares	86.200	(1)	157,764,597,259	0	0	0
HKSCC Nominees Limited(2)	H Shares	11.37	(3)	20,801,208,420	-18,203,409	0	0
NSSF	A Shares	0.219		400,000,000	0	400,000,000	0
Industrial and Commercial Bank of China-China Universal SCI Index Fund	A Shares	0.031		57,326,103	-3,277,957	0	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A Shares	0.030		55,047,859	-14,446,441	0	0
China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	A Shares	0.025		45,719,759	-358,344	0	0
Guangxi Investment Group Limited	A Shares	0.022		39,560,045	+230,536	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A Shares	0.019		35,312,598	-2,443,334	0	0
China Merchants Securities -Client Account of Collateral Securities for Margin Trading	A Shares	0.019		35,114,494	+35,114,494	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A Shares	0.018		32,482,052	+7,367,005	0	0

Note 1:	The number of shares excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3:	167,692,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.092% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     (2) Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Ranking	Name of shareholders	Number of shares held		Types of shares

1	CNPC	157,764,597,259	(1)	A Shares
2	HKSCC Nominees Limited	20,801,208,420		H Shares
3	Industrial and Commercial Bank of China-China Universal SCI Index Fund	57,326,103		A Shares
4	China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	55,047,859		A Shares
5	China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	45,719,759		A Shares
6	Guangxi Investment Group Limited	39,560,045		A Shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	35,312,598		A Shares
8	China Merchants Securities — Client Account of Collateral Securities for Margin Trading	35,114,494		A Shares
9	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	32,482,052		A Shares
10	Industrial and Commercial Bank of China-Lion Growth Equity Securities Investment Fund	30,000,000		A Shares

Note 1:	The number of shares excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares are held under the name of HKSCC Nominees Limited.
     Statement on the connection or activities in concert among the above-mentioned shareholders: Except for Industrial and Commercial Bank of China-China Universal SCI Index Fund, Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund and Industrial and Commercial Bank of China-Lion Growth Equity Securities Investment Fund, all of which are under the management of Industrial and Commercial Bank of China, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     (3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at December 31, 2010, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong are as follows:

					Percentage of
					such shares in
					the same class	Percentage
					of the issued	of total
Name of	Nature of				share capital	share
shareholder	shareholding	Number of shares		Capacity	(%)	capital (%)

CNPC	A Shares	157,764,597,259	(L)	Beneficial Owner	97.43	86.20

				Interest of Controlled
	H Shares	167,692,000	(L) (1)	Corporation	0.795	0.092

Aberdeen Asset Management Plc and its associates (together the “Aberdeen Group”) on behalf of accounts managed by the Aberdeen Group	H Shares	1,266,618,163	(L)	Investment Manager	6.00	0.69

JPMorgan Chase & Co. (2)				Beneficial Owner/
				Investment Manager/
				Custodian/Approved
	H Shares	1,070,760,070	(L)	Lending Agent	5.07	0.59

		61,594,980	(S)	Beneficial Owner	0.29	0.03

				Custodian/Approved
		863,991,966 (LP)		Lending Agent	4.09	0.47

Templeton Asset Management Ltd.	H Shares	1,061,205,077	(L)	Investment Manager	5.03	0.58

(L) Long position (S) Short position (LP) Lending pool

Note 1:	167,692,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Note 2:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 110,267,402 H shares (long position) and 61,594,980 H shares (short position) were held in its capacity as beneficial owner, 96,500,702 H shares (long position) were held in its capacity as investment manager and 863,991,966 H shares (long position) were held in its capacity as custodian/approved lending agent. These 1,070,760,070 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian/approved lending agent.
     As at December 31, 2010, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong.

     5. Information on Controlling Shareholder and the Ultimate Controller
     There was no change in the controlling shareholder or the ultimate controller during the reporting period.
     (1) Controlling shareholder
     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB297,870.99 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.
     (2) Except for HKSCC Nominees Limited and CNPC, no other legal person holds 10% or more of the shares in the Company.
     (3) Ultimate controller
     CNPC is the ultimate controller of the Company.
     (4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	This includes the 167,692,000 H shares in the Company held by CNPC through its wholly-owned subsidiary, Fairy King Investments Limited.

CHAIRMAN’S REPORT
Dear Shareholders,
     I am pleased to submit to you the annual report of the Company for the year ended December 31, 2010.
Review of Results of Operations
     In 2010, faced with complex macroeconomic environment and severe natural disasters, the Group vigorously implemented its key strategies on “resources, marketing and internationalisation” and strengthened the overall balance among production, transportation, marketing and storage. The Group sped up the construction of major projects and strategic projects and strengthened supply to satisfy market demands. The Group also accelerated the transformation of the pattern of business development. The Group achieved steady development in production and operations in 2010, with a substantial rise in its overall operating results as compared with 2009.
     In accordance with CAS, for the twelve months ended December 31, 2010, profit before taxation of the Group was RMB189,194 million, representing an increase of 35.4% compared with the previous year. Net profit attributable to equity holders of the Company was RMB139,871 million, representing an increase of 35.6% compared with the previous year. Basic earnings per share were RMB0.76. In accordance with IFRS, for the twelve months ended December 31, 2010, profit before taxation of the Group was RMB189,305 million, representing an increase of 35.2% compared with the previous year. Net profit attributable to owners of the Company was RMB139,992 million, representing an increase of 35.4% compared with the previous year. Basic earnings per share were RMB0.76, representing an increase of RMB0.20 compared with the previous year.
     The Board of Directors has recommended to pay final dividends of RMB0.18357 per share for 2010 (inclusive of applicable tax). Together with the interim dividends of RMB0. 16063 per share (inclusive of applicable tax), the total dividends for 2010 will be RMB0.34420 per share (inclusive of applicable tax). The final dividends for 2010 will be subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 18, 2011.

     Business Prospects
     2011 sees hopes of a recovery of the global economy, which may lead to higher energy demand. Meanwhile, factors like geopolitics and speculative trades could distort demand and supply patterns and bring major uncertainties to the trend of oil prices. Use of energy worldwide will further move towards consumption in an energy-saving, highly efficient, clean and low-carbon mode. The natural gas sector ushers in a period of rapid development. Steady and rapid development of the PRC’s economy will hopefully continueand as a result, energy production and consumption will keep increasing and there exists substantial room for further development of oil and gas industries. The Group will make good use of this strategic opportunity to achieve further development, deal with the various complex situations actively, and maintain steady and rapid growth of its production and operations, working further to keep on developing itself into an integrated international energy company.
     In respect of exploration and production, the Group will continue with the “Peak Growth in Oil and Gas Reserves” Program, endeavour to unearth more sizeable and high quality reserves, organise crude oil production in a scientific manner, and strengthen its dominance in the PRC in respect of upstream operations. As for oil and gas field development, the core work of the Group remains stabilising and increasing daily production per well, supplemented by reinforcing of steady production in existing oilfields, optimising of production methods in new oilfields and organising production in a steady and balanced manner in order to ensure steady but rising production volume of crude oil. Special efforts will be made on natural gas exploration, and great importance will be placed on the exploration of low permeability gas, shale gas, coal seam gas and other non-conventional resources in order to expand the size of resources continuously.
     In respect of refining and chemicals operations, the Group will highlight the market-oriented and profitability-focused principles. The Group will strive to improve competitiveness and profitability of its products, further optimise the allocation of resources, push forward production equipment readjustment, product upgrading and technological improvements and continue to leverage on its integrated and intensive refining and chemicals operations. While stabilising supply on the market, the Group will also keep on raising its efficiency-enhancing ability and expanding its market share. Construction of network terminals and storage and logistics facilities will be accelerated. Work will be done to optimise the structure of transport facilities, strengthen the capacity of logistic support, raise the efficient market share of petrochemical products and enhance the economic efficiency of sale terminals.
     In respect of the sale of refined products, the Group will aim at achieving a good balance among sales volume, price and profitability, setting a reasonable timing strategy on product sales, improving the sale quality, strengthening analysis of market movements and diversifying the sourcing of resources. It will optimise the allocation of resources for refined products, expand market share and enhance the fast and healthy development of sales for refined products.
     In respect of natural gas and pipeline construction, the Group will make coordinating efforts according to market demands to achieve an overall balance between operations in the PRC and abroad and between upstream and downstream operations, giving priority to ensuring the introduction of resources through strategic channels. The Group will strive to strengthen smooth connection between production, transport, sale and storage and ensure safety and the steady supply of gas to urban residents, public utility companies and key industrial users. Meanwhile, efforts will be made to develop sales of natural gas gradually and to launch downstream consumption businesses in an orderly manner regarding products such as city gas and compressed natural gas with a view to achieving secondary value-adding and maximisation of economic efficiency of the natural gas business. The Group will ensure orderly construction and safe and steady operation of pipelines according to scheduled progress by means of strengthening the organisation and implementation of work in a scientific manner.
     In respect of international operations, the Group will continue to expand its international energy co-operation for mutual benefits, speed up exploration of oil and gas overseas and push forward the development of new projects in key locations and aspects, with a view to raising the level of internationalised operation. The Group will expand the scale of international trade and continue with its efforts to further develop overseas oil and gas operation centres. In addition, the Group will build a more competitive international trading structure to enhance the Group’s influence on the international market.
     The Group will put in greater efforts on safety and environment-related work to ensure proper supervision with respect to its new business, new operation aspects and new operation modes, emphasising contractor management in particular. The Group will promote the establishment of risk assessments and emergency response capabilities and improve systems and plans for emergency rescues, and focus on the prevention of overseas terrorism. The Group will also enhance its energy conservation and emission reduction checks and controls at the source, and commence management of benchmark indicators on energy efficiency. The Group will continue promoting clean production, and realise its target of being an environmentally-friendly, internationalised and sustainable company.
Jiang Jiemin
Chairman
Beijing, the PRC
March 17, 2011

BUSINESS OPERATING REVIEW
     1. Market Review
     (1) Crude Oil Market Review
     In 2010, the supply and demand conditions in the international oil market improved after the financial crisis, and the oil prices in the international market further increased after the price rebounding in 2009. The average prices for West Texas Intermediate (“WTI”) and North Sea Brent crude oil (“Brent”) were US$79.53 and US$79.47 per barrel, respectively, representing an increase of 28.7% and 29.2% from the average prices in 2009. The fluctuation of oil prices presented a considerably steady trend in general. The fluctuation of oil prices was at its minimum in nearly ten years. Domestic crude oil prices were substantially in line with the trend in international prices.
     According to the relevant information and statistics, domestic crude oil output increased steadily and reached 202 million tons in 2010, representing an increase of 6.9% as compared with 2009. Net crude oil imports amounted to 236 million tons in 2010, representing an increase of 18.6% as compared with 2009.
     (2) Refined Products Market Review
     In 2010, the domestic market for refined products remained stable in general. According to relevant information and statistics, the apparent consumption of domestic refined products was 230 million tons in 2010, representing an increase of 11.3% as compared with 2009. In particular, the growth for gasoline products and diesel products in 2010 were 7.6% and 12.6% as compared with 2009, respectively. The average daily consumption of refined products for the fourth quarter of 2010 was a record high at approximately 660,000 tons. The domestic refined products output was 237 million tons in 2010, representing an increase of 10.3% as compared with 2009 and the growth for gasoline products and diesel products in 2010 were 6.4% and 11.7% as compared with 2009, respectively.
     In 2010, the PRC government made four adjustments to the domestic prices of refined products with three increases and one decrease in price. As compared with the end of 2009, the price of reference gasoline and diesel in aggregate rose by RMB630 per ton and RMB620 per ton respectively. The domestic pricing mechanism for refined products operated stably and basically aligned the price relationships between crude oil and refined products, whilst there are still some gaps between the frequency and extent of the price adjustments of refined products and the current mechanism. The price adjustment is yet fully complete.
     (3) Chemical Products Market Review
     In 2010, the domestic market for chemical products presented a “V” curve as the price first decreased and then rose. In the first half of 2010, due to the impact of the panic resulting from the European debt crisis, domestic consumer demand and export demand shrank. As a result, the prices for chemical products fluctuated downwards. With respect to the second half of 2010, as a result of the continuing growth of the domestic economy and the gradual relaxation of the European debt crisis, the domestic demand from the manufacturing sector increased steadily. The easing monetary policies of the developed economies triggered global inflation expectations and the rise of speculative demand which resulted in a short supply of chemical products as well as continued increase in prices.
     (4) Natural Gas Market Review
     In 2010, supply of resources increased substantially as domestic natural gas output grew steadily and the volume of natural gas imports from Central Asia and LNG imports continued to increase. The demand for natural gas continued to grow rapidly and the consumer market further expanded. The supply and demand of natural gas was stable in general in 2010, except for a shortage of natural gas supply in some areas during the winter. According to the relevant information and statistics, domestic natural gas output in 2010 reached 95.1 billion cubic metres, representing an increase of 13.1% as compared with that of last year. The apparent domestic consumption of natural gas amounted to 107.3 billion cubic metres, representing an increase of 20.9% as compared with that of last year, reaching 100 billion cubic metres for the first time.
     In June 2010, the PRC government announced an adjustment policy on natural gas prices. The benchmark ex-factory prices for natural gas produced in various oil and gas fields were increased by RMB230 per 1,000 cubic metres. The price range was widened by allowing a 10% rise against the benchmark ex-factory prices and no restrictions on price reductions. In other words, it was possible for the supplier and the user to agree on a contractual price representing not more than a 10% increase from the benchmark ex-factory prices.
     2. Business Review
     (1) Exploration and Production
     In 2010, the Group persisted in its drive for scale, efficiency and scientific exploration and placed emphasis on key basins and target areas, as well as strengthening pre-exploration, venture exploration and meticulous exploration. The Group made strategic discoveries in major exploration areas, such as the Erdos Basin, the Qaidam Basin, the Bohai Bay Basin, the Tarim Basin and the Sichuan Basin, thereby building up a solid foundation for the continuation of the “Peak Growth in Oil and Gas Reserves” Program. The oil reserve replacement ratio of the Group in 2010 was 1.02, while the gas reserve replacement ratio was 2.02 and the replacement ratio of oil and gas equivalent reserves was 1.32. The Group steadily promoted secondary recovery at mature oilfields and oilfield waterflood projects with respect to the development of oil and gas fields, laying the foundation for the steady production of oil fields. Faced with the adverse impact caused by extreme climatic conditions such as severe cold and snowy weather and unusual floods, the Group made proactive efforts to stabilise production of old oilfields and raise production of new oilfields, and optimised coordination of production units and production capacity construction. As a result, crude oil production achieved a restorative growth in 2010. Natural gas productions maintained a rapid growth.
     The Group adhered to the guiding principle of maximisation of benefits and avoidance of investment risks for its overseas oil and gas business. New overseas cooperation projects were initiated and existing projects progressed quickly. Specifically, the construction of Rumaila Oilfield progressed smoothly and after our organised efforts in 2010 to build up our production capacities, the Rumaila Operating Organisation formed by the Group, BP and the Iraqian South Oil Company achieved an increased production volume of more than 10% as compared with the confirmed basic production volume as of December 2009. This achievement enables the Company to start recovering its costs in 2011 and marks an important milestone for the rehabilitation of the Rumaila Oilfield. The acquisition of Arrow Energy Limited in conjunction with Shell marked the Company’s successful entry to the Australian coal seam gas business. Other international cooperation projects were also carried out in an orderly manner and the scope and scale of international cooperation continued to expand. In addition, the joint ventures and research cooperation among the Group and major international oil companies in areas such as natural gas development, coal seam gas, shale gas and low permeability oil and gas achieved new breakthroughs. In 2010, overseas oil and natural gas equivalent output of the Group amounted to 102.3 million barrels. The Group’s overseas business maintained a healthy development.
     In 2010, the lifting cost for the oil and gas operations of the Group was US$9.97 per barrel, representing an increase of 9.3% compared with US$9.12 per barrel in 2009. Excluding the impacts resulting from exchange rate changes, the lifting cost increased by 8.3% as compared with that in 2009.
     Summary of Operations of the Exploration and Production Segment

				Year-on-year
	Unit	2010	2009	change (%)

Crude oil output	Million barrels	857.7	843.5	1.7
Marketable natural gas output	Billion cubic feet	2,221.2	2,112.2	5.2
Oil and natural gas equivalent output	Million barrels	1,228.0	1,195.7	2.7
Proved reserves of crude oil	Million barrels	11,278	11,263	0.1
Proved reserves of natural gas	Billion cubic feet	65,503	63,244	3.6
Proved developed reserves of crude oil	Million barrels	7,605	7,871	(3.4)
Proved developed reserves of natural gas	Billion cubic feet	31,102	30,949	0.5

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

     (2) Refining and Chemicals
     In 2010, faced with the international oil prices which fluctuated upwards, the Group operated on the principle of market orientation, which facilitated the Group to timely adjust its processing loads. The Group arranged for inspections of equipment in delivery and commissioning of newly constructed devices in an orderly manner, optimised allocation of resources and dynamically adjusted the diesel-gasoline ratio. The Group also actively promoted the upgrading of refined products quality and optimisation of products structure. Efforts were enhanced to promote major refining and chemicals projects. The refinery project of Guangxi Petrochemical and the aromatic hydrocarbon project of Urumqi Petrochemical were completed and commissioned, marking a significant breakthrough in the overall strategic distribution of refining and chemicals operations. The Group placed emphasis on coordinating production, transportation and sales and strengthened exploration of strategic customers and provision of technical services, reinforcing development in the mature markets. The Company continues to optimise the structure among its production, refining and marketing operations.
     In 2010, the Group’s refineries processed 903.9 million barrels of crude oil and the crude oil processing load amounted to 91.3%. The Group produced approximately 79.448 million tons of gasoline, diesel and kerosene. The cash processing cost of the refineries was RMB144.04 per ton.
Summary of Operations of the Refining and Chemicals Segment

	Unit	2010	2009	Year-on-year change (%)

Processed crude oil	Million barrels	903.9	828.6	9.1
Gasoline, kerosene and diesel output	’000 ton	79,448	73,195	8.5
of which: Gasoline	’000 ton	23,308	22,114	5.4
Kerosene	’000 ton	2,395	2,253	6.3
Diesel	’000 ton	53,745	48,828	10.1
Crude oil processing load	%	91.3	87.7	3.6 percentage points
Light products yield	%	76.6	75.5	1.1 percentage points
Refining yield	%	93.5	93.1	0.4 percentage points
Ethylene	’000 ton	3,615	2,989	20.9
Synthetic Resin	’000 ton	5,550	4,480	23.9
Synthetic fibre materials and polymers	’000 ton	1,985	1,471	34.9
Synthetic rubber	’000 ton	619	420	47.4
Urea	’000 ton	3,764	3,973	(5.3)
Note: Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.
     (3) Marketing
     In 2010, faced with the market conditions characterised by low demands in the domestic market of refined products in the first half of the year followed by a rapid growth in the second half, the Group strengthened market analysis and scientifically monitored sales rates. Through efficient organisation and management of the resources, the Group achieved simultaneous growth in sales volume, market share and economic efficiency, resulting in better profitability. In respect of international trade, the Group adopted various trading methods to explore diversified import channels in order to expand the scale of operation and secure high quality resources. The Group sufficiently utilised international trade to adjust and guarantee the supply. Establishment of the three major overseas oil and gas operation centres saw new progress.
     In 2010, the Group sold 120 million tons of gasoline, diesel and kerosene, representing an increase of 19.3% compared with that of last year. The Group’s share in the retail market reached 38.4%, representing an increase of 0.2 percentage points compared with that of last year.
     Summary of Operations of the Marketing Segment

	Unit	2010	2009	Year-on-year change (%)

Sales volume of gasoline, kerosene and diesel	’000 ton	120,833	101,253	19.3
of which: Gasoline	’000 ton	36,328	30,777	18.0
Kerosene	’000 ton	6,716	5,817	15.5
Diesel	’000 ton	77,789	64,659	20.3
Market share in retail	%	38.4	38.2	0.2 percentage points
Number of service stations	units	17,996	17,262	4.3
of which: owned service stations	units	17,394	16,607	4.7
Sale volume per service station	Ton/day	11.0	10.1	8.9
     (4) Natural Gas and Pipeline
     In 2010, the Group accelerated construction of oil and gas pipelines with strategic importance, domestic trunk pipeline networks and storage facilities. The Sino-Russia Crude Oil Pipeline was completed and commissioned, playing an important strategic role for the diversity of oil and gas import channels to China. Line B of the Central-Asia China Gas Pipeline and the Zhongwei-Huangpi section of the Second West-East Gas Pipeline were completed and commissioned, introducing natural gas from Central Asia into Central China. The full operation of the Third Shaanxi-to-Beijing Gas Pipeline further secured the stable supply of natural gas for Beijing and Bohai Bay areas. The operation of natural gas focused on safety, stable supply and improvement of efficiency and the balance of the domestic and imported gas sources. The Group also optimised the operation of its pipeline network, coordination and connection of production, transportation, sales and storage operations and ensured safety and stable gas supply for civilian use, key cities and key customers. Under this principle, the Group developed its city gas and LNG businesses in an orderly manner and achieved rapid growth in both sales volume and profitability.
     As at the end of 2010, the Group’s oil and gas pipelines measured a total length of 56,840km, of which 32,801km is made up of natural gas pipelines, 14,782km by crude oil pipelines and 9,257km by refined product pipelines. Sales volumes of natural gas continued to record a fast growth rate, and amounted to 63,011 million cubic metres, representing an increase of 5.7% as compared with that of last year.
     In 2010, the Group faithfully performed its corporate social responsibilities, ensuring supply of clean oil products for the Shanghai World Expo and the Asian Games. The Group took proactive measures to ensure timely oil supplies to the relevant areas for disaster relief and production when faced with natural disasters such as the severe drought in south-western China, the earthquake in Yushu, Qinghai Province, the mudslides in Zhouqu, Gansu Province and floods in some provinces.
     As a responsible energy enterprise, the Group sees environmentally-friendly development as a strategy and places great emphasis on the important effect in the control and reduction of greenhouse gas emissions towards the showing of climate changes. The Group takes proactive measures to reduce and sequestrate carbon, to achieve energy savings, reduced emissions and clean production.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report.
     1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS
     (1) Consolidated Operating Results
     In 2010, the Group rose to the impact from the global financial crisis and carefully observed the prevailing changes in economic conditions. Through scientific organisation of its production and operations, tightening of cost control, full implementation of precision management and transformation on the pattern of business development, as well as emphasis on production safety, energy conservation and emission reduction, the Group achieved steady and positive development in its profitability and growth potentials, laying sound foundation and enhancing the ability for sustainable development. In 2010, the Group achieved a turnover of RMB1,465,415 million, representing an increase of 43.8% from the preceding year. Net profit attributable to owners of the Company was RMB139,992 million, representing an increase of 35.4% from the preceding year. Basic earnings per share was RMB0.76, representing an increase of RMB0.20 from the preceding year.
     Turnover Turnover increased 43.8% from RMB1,019,275 million for the twelve months ended December 31, 2009 to RMB1,465,415 million for the twelve months ended December 31, 2010. This was primarily due to increases in the selling prices and in the sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group in 2010 and 2009 and percentage of changes in the sales volume and average realised prices during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage of			Percentage of
	2010	2009	Change (%)	2010	2009	Change (%)

Crude oil*	61,629	53,768	14.6	3,623	2,750	31.7
Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	630.11	596.14	5.7	955	814	17.3
Gasoline	36,328	30,777	18.0	6,627	5,763	15.0
Diesel	77,789	64,659	20.3	5,910	4,965	19.0
Kerosene	6,716	5,817	15.5	4,874	3,896	25.1
Heavy oil	9,603	8,472	13.3	3,800	2,903	30.9
Polyethylene	3,012	2,349	28.2	8,958	8,430	6.3
Lubricant	1,703	1,796	(5.2)	8,215	7,204	14.0

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.

     Operating Expenses Operating expenses increased 45.9% from RMB875,831 million for the twelve months ended December 31, 2009 to RMB1,277,638 million for the twelve months ended December 31, 2010, of which:
     Purchases, Services and Others Purchases, services and others increased 61.5% from RMB492,472 million for the twelve months ended December 31, 2009 to RMB795,525 million for the twelve months ended December 31, 2010. This was primarily due to an increase in both the purchase prices and volume of crude oil, refined products and feedstock oil from external suppliers that resulted in an increase in purchase costs.
     Employee Compensation Costs Employee compensation costs of the Group were RMB83,304 million for the twelve months ended December 31, 2010, representing an increase of RMB17,327 million compared with that of last year at RMB65,977 million. Excluding the impact of factors including the Group’s business growth, the increase represents an increase of 12.1% compared with that of last year, which is mainly attributable to the lower level of employee compensation maintained by the Group in 2009 due to the financial crisis, and that wage levels were adjusted in 2010 in line with changes in the prevailing domestic price levels.
     Exploration Expenses Exploration expenses increased 18.4% from RMB19,398 million for the twelve months ended December 31, 2009 to RMB22,963 million for the twelve months ended December 31, 2010. This was primarily due to the fact that the Group continued to put more efforts into oil and gas exploration to further strengthen its foundation in terms of oil and gas resources.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 22.7% from RMB92,259 million for the twelve months ended December 31, 2009 to RMB113,209 million for the twelve months ended December 31, 2010. This was primarily due to the fact that (i) both the average carrying amount of fixed assets and the average net value of oil and gas properties increased as a result of ongoing increase in capital expenditure, causing an increase in depreciation and depletion provisions; (ii) acquisition of refinery assets in late 2009 resulted in an increase in depreciation during the reporting period; and (iii) a higher amount of impairment charges were recorded by the Group against its oil and gas properties and refinery equipment during the reporting period.
     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 13.5% from RMB65,423 million for the twelve months ended December 31, 2009 to RMB74,239 million for the twelve months ended December 31, 2010. This was primarily due to the fact that (i) increases in both the freight volume of products and the unit freight cost resulted in an increase in freight expenses; (ii) completion of the Group’s acquisitions of refinery equipment during the second half of 2009 resulted in an increase in maintenance expenses; and (iii) storage and leasing costs increased as a result of business expansion.

     Taxes other than Income Taxes Taxes other than income taxes increased 36.0% from RMB135,465 million for the twelve months ended December 31, 2009 to RMB184,209 million for the twelve months ended December 31, 2010. The increase was primarily due to (i) a significant increase in the payment of the special levies on domestic sales of crude oil by the Group during 2010 when the international oil prices increased, from RMB20,020 million for the twelve months ended December 31, 2009 to RMB52,172 million for the twelve months ended December 31, 2010; (ii) an increase in consumption tax borne by the Group amidst an increase in the sales volume of refined products during the reporting period, from RMB82,429 million for the twelve months ended December 31, 2009 to RMB89,670 million for the twelve months ended December 31, 2010; and (iii) an increase in resources tax payment compared with that of last year, as a result of the reform towards resource tax policy; and (iv) an increase in the city maintenance and construction tax and educational surcharge compared with that of last year.
     Other Expenses, net Other expenses, net, decreased by RMB648 million, from RMB4,837 million for the twelve months ended December 31, 2009 to RMB4,189 million for the twelve months ended December 31, 2010.
     Profit from Operations The profit from operations of the Group for the twelve months ended December 31, 2010 was RMB187,777 million, representing an increase of 30.9% from RMB143,444 million for the same period of the preceding year.
     Net Exchange Loss Net exchange loss increased from RMB783 million for the twelve months ended December 31, 2009 to RMB1,172 million for the twelve months ended December 31, 2010. The increase in the net exchange loss was primarily due to the appreciation of the Canadian Dollar against the United States Dollar in 2010, which led to an exchange loss with respect to loans of certain subsidiaries which are denominated in foreign currencies.
     Net Interest Expenses Net interest expenses increased by RMB525 million, from RMB3,813 million for the twelve months ended December 31, 2009 to RMB4,338 million for the twelve months ended December 31, 2010. The increase in net interest expenses was primarily attributable to an increase in interest expenses compared with the same period of the previous year, due to an increase in the monthly average balance of interest-bearing debts prompted by the need to secure required funding for production, operation and capital investment.
     Profit Before Taxation Profit before taxation increased 35.2% from RMB140,032 million for the twelve months ended December 31, 2009 to RMB189,305 million for the twelve months ended December 31, 2010.
     Income Tax Expenses Income tax expenses increased 15.1% from RMB33,473 million for the twelve months ended December 31, 2009 to RMB38,513 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the taxable income for the year.
     Profit for the year Profit for the year increased 41.5% from RMB106,559 million for the twelve months ended December 31, 2009 to RMB150,792 million for the twelve months ended December 31, 2010.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) As international oil prices in 2010 increased significantly compared with that of last year, certain subsidiaries of the Company recorded material increases in profits. This resulted in an increase in the profit attributable to minority interest, from RMB3,172 million for the twelve months ended December 31, 2009 to RMB10,800 million for the twelve months ended December 31, 2010.
     Net profit attributable to owners of the Company Due to the combined effect of the factors described above, net profit attributable to the owners of the Company increased 35.4% from RMB103,387 million for the twelve months ended December 31, 2009 to RMB139,992 million for the twelve months ended December 31, 2010.
     (2) Segment Information
     Exploration and Production
     Turnover Turnover increased 34.4% from RMB405,326 million for the twelve months ended December 31, 2009 to RMB544,884 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in crude oil and natural gas prices and their sales volumes. The average realised crude oil price of the Group in 2010 was US$72.93 per barrel, representing an increase of 35.3% from US$53.90 per barrel in 2009.
     Operating Expenses Operating expenses increased 30.3% from RMB300,307 million for the twelve months ended December 31, 2009 to RMB391,181 million for the twelve months ended December 31, 2010. The increase was primarily due to (i) an increase in the expenses on crude oil imports during the year; and (ii) a sharp increase in the payment of special levies on domestic sales of crude oil during the year.
     Profit from Operations In 2010, the Exploration and Production segment sought to transform the pattern of development through scientific organisation of crude oil production, full implementation of precision management and tightening of cost control . The Group has further strengthened its foundations for sustainable development by striving for efficiency. The profit from operations for the twelve months ended December 31, 2010 was RMB153,703 million, representing an increase of 46.4% from RMB105,019 million for the preceding year. The Exploration and Production segment remains the most important contributor to the profit of the Group.

     Refining and Chemicals
     Turnover Turnover increased 32.6% from RMB501,300 million for the twelve months ended December 31, 2009 to RMB664,773 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and sales volumes of key refined products.
     Operating Expenses Operating expenses increased 35.7% from RMB483,992 million for the twelve months ended December 31, 2009 to RMB656,926 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of crude oil and feedstock oil from external suppliers.
     Profit from Operations In 2010, the Refining and Chemicals segment upheld its market-oriented principles, strengthened the coordination between organisation and production, optimised its allocation of crude oil resources and adjusted its product portfolio. The Group intensified the management of benchmark indicators, reduced costs and increased efficiencies, thereby considerably strengthening the Company’s profitability and resilience to risks as a whole. However, the profit margin of refining and chemicals operations narrowed as a result of the rising crude oil prices and the fact that such rise was not fully reflected in the prices of refined products. The profit from operations amounted to RMB7,847 million for the twelve months ended December 31, 2010, representing a decrease of 54.7% from the profit of RMB17,308 million for the twelve months ended December 31, 2009.
     Marketing
     Turnover Turnover increased 47.7% from RMB768,295 million for the twelve months ended December 31, 2009 to RMB1,134,534 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products and an increase in revenue from the oil products trading business.
     Operating Expenses Operating expenses increased 48.2% from RMB755,030 million for the twelve months ended December 31, 2009 to RMB1,118,578 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of refined products from external suppliers, together with an increase in expenses relating to the oil products trading business.
     Profit from Operations In 2010, the Marketing segment upheld its profitability-focused and market-oriented principles, actively pursued expansion in sales and increase of efficiency, and enjoyed a continuous improvement in the quality of development, which led up to improved profitability. The segment is an important contributor to the Company’s improvements on competitiveness and overall efficiency. Profit from operations was RMB15,956 million for the twelve months ended December 31, 2010, representing an increase of 20.3% from RMB13,265 million for the same period of last year.

     Natural Gas and Pipeline
     Turnover Turnover increased 50.7% from RMB77,658 million for the twelve months ended December 31, 2009 to RMB117,043 million for the twelve months ended December 31, 2010. The increase was primarily due to (i) an increase in the selling price of natural gas, and the increase in sales volume of domestic natural gas and natural gas imported from Central Asia; and (ii) persistent efforts to promote the Group’s city gas and LPG businesses, which saw an increase in sales revenue during the year.
     Operating Expenses Operating expenses increased 64.9% from RMB58,612 million for the twelve months ended December 31, 2009 to RMB96,628 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the costs of natural gas imports from Central Asia and LPG imports, and costs on the purchase of domestic natural gas.
     Profit from Operations In 2010, the Natural Gas and Pipeline segment focused on operational safety and efficiency enhancement. The segment was actively involved in development of its oil and gas pipelines network and city gas operations. Profit from operations grew continuously, and the segment is an important contributor to the Group’s profits. Profit from operations of the Natural Gas and Pipeline segment was RMB20,415 million for the twelve months ended December 31, 2010, representing an increase of 7.2% from RMB19,046 million of the same period in 2009.
     (3) Assets, Liabilities and Equity
     The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31,	As at December 31,	Percentage of
	2010	2009	Change
	RMB million	RMB million	%

Total assets	1,656,487	1,450,288	14.2
Current assets	286,392	294,383	(2.7)
Non-current assets	1,370,095	1,155,905	18.5
Total liabilities	646,358	542,587	19.1
Current liabilities	429,736	388,553	10.6
Non-current liabilities	216,622	154,034	40.6
Equity attributable to owners of the Company	938,926	847,223	10.8
Share capital	183,021	183,021	—
Reserves	256,617	240,135	6.9
Retained earnings	499,288	424,067	17.7
Total equity	1,010,129	907,701	11.3

     Total assets amounted to RMB1,656,487 million, representing an increase of 14.2% from that at the end of 2009, of which:
     Current assets amounted to RMB286,392 million, representing a decrease of 2.7% from that as at the end of 2009. The decrease in current assets was primarily due to a decrease in cash and cash equivalents.
     Non-current assets amounted to RMB1,370,095 million, representing an increase of 18.5% from that as at the end of 2009. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.).
     Total liabilities amounted to RMB646,358 million, representing an increase of 19.1% from that as at the end of 2009, of which:
     Current liabilities amounted to RMB429,736 million, representing an increase of 10.6% from that as at the end of 2009. The increase in current liabilities was primarily due to an increase in accounts payable and accrued liabilities.
     Non-current liabilities amounted to RMB216,622 million, representing an increase of 40.6% from that as at the end of 2009. The increase in non-current liabilities was primarily due to an increase in long term borrowings.
     Equity attributable to the owners of the Company amounted to RMB938,926 million, representing an increase of 10.8% from that as at the end of 2009. The increase in equity attributable to the owners of the Company was primarily due to an increase in retained earnings.
     As at December 31, 2010, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows:
Unit: RMB million

	Amount at	Changes in
	the	fair value	Accumulated	Impairment	Amount
	beginning	recorded in	changes in	loss recorded	at the end
	of the	profit/loss of	fair value	in the	of the
	reporting	the reporting	recorded in	reporting	reporting
Items	period	period	equity	period	period

Financial assets
Loans and receivables	79,474	—	—	—	66,742
Available-for-sale financial assets	252	—	133	—	360

Sub-total	79,726	—	133	—	67,102

Financial Liabilities	97,973	—	—	—	102,336

     (4) Cash Flows
     As at December 31, 2010, the primary sources of funds of the Group are cash from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders of the Company.
     The table below sets forth the net cash flows of the Group for the years ended December 31, 2010 and December 31, 2009 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2010	2009
	RMB million	RMB million

Net cash flows from operating activities	310,686	261,972
Net cash flows used for investing activities	(291,192)	(261,453)
Net cash flows (used for)/from financing activities	(60,944)	53,077
Translation of foreign currency	234	179
Cash and cash equivalents at the end of year	45,709	86,925

     Net Cash Flows From Operating Activities
     The net cash flows of the Group from operating activities for the twelve months ended December 31, 2010 was RMB310,686 million, representing an increase of 18.6% compared with RMB261,972 million generated for the twelve months ended December 31, 2009. This was mainly due to the increase in net profit in 2010 compared with that of last year. As at December 31, 2010, the Group had cash and cash equivalents of RMB45,709 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 75.2% were denominated in Renminbi, approximately 17.8% were denominated in US Dollars, approximately 0.8% were denominated in HK Dollars and approximately 6.2% were denominated in other currencies).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2010 was RMB291,192 million, representing an increase of 11.4% compared with RMB261,453 million used for investing activities for the twelve months ended December 31, 2009. The net increase was primarily due to an increase in expenditures for the acquisition of associated companies and joint venture companies.
     Net Cash Flows (Used for)/From Financing Activities
     The net cash outflow of the Group used for financing activities for the twelve months ended December 31, 2010 was RMB60,944 million, while the net cash inflow of the Group from financing activities for the twelve months ended December 31, 2009 was RMB53,077 million. This was primarily due to the amount of repayment of borrowings exceeding new loans borrowed during 2010.
     The net liabilities of the Group as at December 31, 2010 and December 31, 2009, respectively, are as follows:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million

Short-term borrowings (including current portion of long-term borrowings)	102,268	148,851
Long-term borrowings	131,352	85,471

Total borrowings	233,620	234,322

Less: Cash and cash equivalents	45,709	86,925

Net borrowings	187,911	147,397

The following table sets out the borrowings’ remaining contractual maturities as at December 31, 2010 and December 31, 2009, which are based on contractual undiscounted cash flows including principal and interest and the earliest contractual maturity date:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million

To be repaid within one year	110,380	155,450
To be repaid within one to two years	41,533	14,649
To be repaid within two to five years	82,640	67,108
To be repaid after five years	26,642	14,806

	261,195	252,013

     Of the total borrowings of the Group as at December 31, 2010, approximately 79.9% were fixed-rate loans and approximately 20.1% were floating-rate loans. Of the borrowings as at December 31, 2010, approximately 86.2% were denominated in Renminbi, approximately 12.1% were denominated in United States Dollars, approximately 1.3% were denominated in Canadian Dollars and approximately 0.4% were denominated in other currencies.
     As at December 31, 2010, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 18.8% (20.5% as at December 31, 2009).
     (5) Capital Expenditures
     For the twelve months ended December 31, 2010, capital expenditures of the Group increased 3.5% to RMB276,212 million from RMB266,836 million for the twelve months ended December 31, 2009. The increase in capital expenditures was primarily due to an increase in input for constructions in sizeable oil and gas zones in China and overseas, as part of the Group’s strategy to continue focusing on oil and gas exploration and development. On the other hand, the Group reasonably timed its investment decisions and focused more on strengthening control of the process of projects. This served to reduce costs and control the growth in capital expenditures. The table below sets forth the capital expenditures in each of the business segments of the Group for the years ended December 31, 2010 and December 31, 2009 and their estimates for the year ending December 31, 2011.

	2010		2009		Estimates for 2011
	RMB		RMB		RMB
	million	%	million	%	million	%

Exploration and Production*	160,893	58.3	129,017	48.4	171,800	53.7
Refining and Chemicals	44,242	16.0	42,558	15.9	48,000	15.0
Marketing	15,793	5.7	18,174	6.8	19,900	6.2
Natural Gas and Pipeline	53,648	19.4	74,754	28.0	77,300	24.2
Other	1,636	0.6	2,333	0.9	3,000	0.9

Total	276,212	100.0	266,836	100.0	320,000	100.0

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2009 and 2010, and the estimates for the same in 2011 would be RMB138,396 million, RMB173,142 million and RMB184,800 million, respectively.
     Exploration and Production
     A majority of the Group’s capital expenditure relates to the Exploration and Production segment. For the twelve months ended December 31, 2010, capital expenditures in relation to the Exploration and Production segment amounted to RMB160,893 million, which were primarily related to local oil and gas exploration projects, such as those in Changqing, Daqing, Southwestern and Tarim, construction of key production capacities for various oil and gas fields, as well as those major overseas projects in oil and gas exploration located in Rumaila and Aktobe.
     The Group anticipates that capital expenditures for the Exploration and Production segment for 2011 will amount to approximately RMB171,800 million, of which RMB30,000 million will be used on exploration of oil and gas and RMB141,800 million will be used on development thereof. Domestic exploration activities will be mainly focused on the overall control of key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing, Liaohe, Southwestern and Tarim oil and gas fields will also be emphasised; Overseas operations will be focused on cooperation in oil and gas exploration and development in Central Asia, the Middle East, the Americas and Asia-Pacific.
     Refining and chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the twelve months ended December 31, 2010 amounted to RMB44,242 million, of which RMB15,452 million was used on the construction of refinery facilities and RMB28,790 million was used on the construction of chemicals facilities. Capital expenditures for the Refining and Chemicals segment were mainly used for the construction of refining facilities with refining capacities of over 10 million tons of crude oil per year and large scale ethylene projects, such as the Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.
     The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2011 will amount to RMB48,000 million, approximately RMB28,000 million of which will be used for the construction and expansion of refinery facilities, mainly for large scale refining projects at Sichuan Petrochemical, Guangdong Petrochemical, Yunnan Petrochemical, Huhhot Petrochemical and Ningxia Petrochemical, and approximately RMB20,000 million will be used for the construction and expansion of chemicals facilities, mainly the ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the twelve months ended December 31, 2010 amounted to RMB15,793 million, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.
     The Group anticipates that capital expenditures for the Marketing segment for 2011 will amount to RMB19,900 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks.
     Natural Gas and Pipeline
     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2010 amounted to RMB53,648 million, mainly used for natural gas pipeline construction projects such as the Second West-East Gas Pipeline project, the Sino-Russia Crude Oil Pipeline project and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline project.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2011 will amount to RMB77,300 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the Second West-East Gas Pipeline project, Zhongwei-Guiyang Natural Gas Pipeline project, Lanzhou-Chengdu Crude Oil Pipeline and associated LNG and city gas facilities.
     Others
     Capital expenditures for Others segment including those incurred by the headquarters and others for the twelve months ended December 31, 2010 were RMB1,636 million.
     The Group anticipates that capital expenditures for Others segment for 2011 will amount to approximately RMB3,000 million, which are expected to be used primarily for scientific research and construction of information systems.

     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS
     (1) Financial data prepared under CAS

	As at December 31,	As at December 31,	Percentage of
	2010	2009	change
	RMB million	RMB million	%

Total assets	1,656,368	1,450,742	14.2
Current assets	289,880	295,713	(2.0)
Non-current assets	1,366,488	1,155,029	18.3
Total liabilities	646,267	542,631	19.1
Current liabilities	429,736	388,553	10.6
Non-current liabilities	216,531	154,078	40.5
Equity attributable to equity holders of the Company	939,043	847,782	10.8
Total equity	1,010,101	908,111	11.2

For reasons for changes, please read the section “The Management’s Discussion and Analysis of Financial Position and Results of Operations” in this annual report.
     (2) Principal operations by segment and by product under CAS

	Income from	Cost of		Year-on-year	Year-on-
	principal	principal		change in	year change
	operations	operations		income from	in cost of	Increase or
	for the year	for the year		principal	principal	decrease in
	2010	2010	Margin*	operations	operations	margin
	RMB	RMB				Percentage
	million	million	%	%	%	point

Exploration and Production	525,895	263,328	36.1	34.2	21.5	0.7
Refining and Chemicals	657,728	516,927	6.1	33.2	42.8	(2.3)
Marketing	1,128,000	1,062,145	5.7	47.6	50.5	(1.7)
Natural Gas and Pipeline	115,181	89,873	20.9	50.6	66.4	(7.1)
Others	348	113	—	—	—	—
Inter-segment elimination	(997,425)	(995,449)	—	—	—	—
Total	1,429,727	936,937	22.1	44.1	54.6	(3.8)

*	Margin=Profit from principal operations /Income from principal operations

     (3) Principal operations by regions under CAS

	2010	2009	Year-on-year change
Revenue from external customers	RMB million	RMB million	%

Mainland China	1,086,909	790,748	37.5
Other	378,506	228,527	65.6
Total	1,465,415	1,019,275	43.8

	December 31, 2010	December 31, 2009	Year-on-year change
Non-current assets *	RMB million	RMB million	%

Mainland China	1,231,848	1,074,756	14.6
Other	132,421	77,688	70.5
Total	1,364,269	1,152,444	18.4

*	Non-current assets mainly include other non-current assets other than financial instruments and deferred tax assets.
     (4) Principal subsidiaries and associates of the Group

						Amount
				Amount	Amount of	of total
				of total	total	net	Net
	Registered capital		Shareholding	assets	liabilities	assets	profit
	RMB			RMB	RMB	RMB	RMB
Name of company	million		%	million	million	million	million

Daqing Oilfield Company Limited		47,500	100.00	193,753	76,803	116,950	51,560
CNPC Exploration and Development Company Limited		16,100	50.00	107,472	24,678	82,794	13,898
PetroChina Hong Kong Limited	HK$7,592 million		100.00	28,514	9,782	18,732	3,171
PetroChina International Investment Company Limited		31,314	100.00	43,993	10,108	33,885	(78)
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	10,373	11,258	(885)	1,160
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,039	5,210	2,829	388
China Petroleum Finance Co., Ltd.		5,441	49.00	460,387	438,218	22,169	3,294
Arrow Energy Holdings Pty Ltd.		AUD2	50.00	48,299	13,370	34,929	342

SIGNIFICANT EVENTS
     1. Material litigation and arbitration events
     The Company was not involved in any material litigation or arbitration during the reporting period.
     2. Shareholding in other companies
     (1) Shareholding interests of the Company in other listed companies
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:
Unit: HK dollars million

						Profit or loss	Change in
		Initial	Number of		Book value as	in the	equity in the
Stock	Stock short	Investment	shares held	Shareholding	at the end of	reporting	reporting	Classification in	Source of
code	name	amount	(million)	(%)	the year	period	period	accounts	shareholding

135	KUNLUN ENERGY(1)	742	2,513.92	50.74	742	—	—	Long-term equity investments	Acquisition

Note (1):	The Group held the shares in Kunlun Energy Limited (formerly CNPC (Hong Kong) Limited) through Sun World Limited, its overseas wholly-owned subsidiary. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.
     (2) Holding of interest in non-listed financial institutions
Unit: RMB million

				Book	Profit or	Change in
Name of	Initial	Number of	Share-	value as at	loss in the	equity in the
investment	investment	shares held	holding	the end of	reporting	reporting	Classification	Source of
target	amount	(million)	(%)	the year	period	period	in accounts	shareholding

China Petroleum Finance Co., Ltd.	9,917	2,666.00	49	11,212	965	(84)	Long term equity investment	Injection of capital

     In 2010, the Company paid a cash consideration of RMB9,618 million for subscription of new registered capital of RMB2,441 million in China Petroleum Finance Co., Ltd.. The balance of RMB7,177 million was accounted into the capital surplus of China Petroleum Finance Co., Ltd.. The shareholding of the Company in China Petroleum Finance Co., Ltd. is 49.0%. China Petroleum Finance Co., Ltd. is recorded using the equity method of accounting in the Company’s financial statements.

     3. Acquisitions, Disposals and Mergers during the reporting period
     (1) Acquisition of assets
Unit: RMB million

						Whether	Whether
			Net profit	Net profit		ownership	contractual
			contributed to	contributed to		of the	rights and
			the Group since	the Group from	Whether	relevant	obligations
			the date of the	the beginning of	constitutes	assets has	have been
Counterparty and	Date of	Acquisition	acquisition to	the year to the	connected	been fully	fully
assets acquired	acquisition	price	the end of 2010	end of 2010	transaction	transferred	transferred

Acquisition of equity interest in Arrow Energy Limited	August 23, 2010	21,120	111	Not applicable	No	Yes	Yes

     In 2010, CS CSG (Australia) Pty Ltd. (the “Joint Venture Company”) was formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.. PetroChina International Investment Company Limited holds 50% equity interest in the Joint Venture Company.
     On August 23, 2010, the Joint Venture Company acquired 100% equity interest in Arrow Energy Limited for a total consideration of approximately 3.5 billion Australian Dollars (“AUD”) (approximately RMB 21,120 million), representing AUD4.70 per share of Arrow Energy in cash. The Joint Venture Company has now been renamed as Arrow Energy Holdings Pty Ltd..
     The above transaction did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.
     (2) Sale of assets
Unit: RMB million

						Whether	Whether
			Net profit			ownership	contractual
			contributed to			of the	rights and
			the Group since		Whether	relevant	obligations
			the beginning of		constitutes	assets has	have been
Counterparty and	Date of	Disposal	2010 to the date	Gain or loss on	connected	been fully	fully
assets disposed of	disposal	price	of disposal	disposal	transaction	transferred	transferred

Disposal of equity interest in PetroChina Guangxi Oil Storage Limited to CNPC	December 31, 2010	2,113	(30)	130	Yes, refer to valuation	Yes	Yes

     The above transaction did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.

     4. Significant connected transactions during the reporting period
     Please refer to the section “Connected Transactions” in this annual report. During the reporting period, there is no utilisation of the Company’s funds for non-operating purpose by the controlling shareholder.
     5. Material contracts and the performance thereof
     (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.
     (2) The Company has no material guarantee during the current reporting period.
     (3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.
     (4) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

     6. Performance of Commitments
     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2010:

Name of
Shareholder	Undertaking	Performance of Undertaking
	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2010, CNPC had obtained formal land use right certificates in relation to 27,765 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

CNPC	According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.	1. Currently, CNPC owns the following businesses which are identical or similar to the core businesses of the Group:
CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADS are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

2. Upon the establishment of the Company, CNPC owned five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units. The advanced alcohol facility has ceased production and the other four sets of facilities have been acquired by the Group.

3. Upon the establishment of the Company, CNPC’s interests in CNPC (Hong Kong) Limited were not injected into the Company, thus the domestic and overseas exploration and production of crude oil and natural gas by CNPC (Hong Kong) Limited constituted competition with the Company to a certain extent. The Company has completed the acquisition of CNPC (Hong Kong) Limited, which has been renamed on March 5, 2010 to Kunlun Energy Limited.

4. Upon the establishment of the Company, CNPC wholly owned or jointly owned with third parties interests in a few service stations. The Company has acquired the refined product sales assets and business (including service stations and oil tanks) owned by CNPC. CNPC has ceased to engage in operations in relation to the marketing of refined products, thereby further reducing the connected transactions and competition with the Company.

	CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	Selling restrictions on these shares expired on November 8, 2010. CNPC has not violated the relevant undertaking during the reporting period.

     7. Engagement and disengagement of firm of accountants
     The Company has not changed its firm of accountants during the reporting period.
     During the reporting period, the Company has continued engaging PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the domestic auditors and has continued engaging PricewaterhouseCoopers as the overseas auditors. Remuneration in respect of the audit work amounts to RMB74 million, mainly for the purpose of providing auditing services for the Company’s domestic and international needs.
     Up to the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers have provided auditing services to the Company for a consecutive 12-year period.
     8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholders and de facto controller and remedies thereto
     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholders or de facto controllers were subject to any investigation by the China Securities Regulatory Commission, nor was there any administrative penalty, denial of participation in the securities market or deemed unsuitability to act as directors thereby or any public criticisms made by a securities exchange.
     9. Other Significant Events
     Issuance of medium-term notes

Date of issue	Amount (RMB million)	Term (years)		Interest per annum

February 5, 2010	11,000	7		4.60%
May 19, 2010	20,000	7	(1)	3.97%
May 19, 2010	20,000	5		3.97%

Note 1:	The medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

     10. Events after the Balance Sheet Date
     On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly-owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities .
     The cash consideration PCI proposes to offer for the shares in the joint venture in total is US$1,015 million in accordance with the terms of the draft acquisition agreement.
     The proposed transaction is subject to a number of conditions and acceptance by the Sellers. Accordingly, the proposed transaction may or may not proceed.

CONNECTED TRANSACTIONS
     CNPC is a controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“HKSE Listing Rules”) and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). As Beijing Gas Group Co., Ltd. (“Beijing Gas”) and China Railway Materials and Suppliers Corporation (“CRMSC”) are respectively a substantial shareholder of PetroChina Beijing Gas Pipeline Co., Ltd (formerly Beijing Huayou Gas Corporation Limited) and PetroChina & CRMSC Oil Marketing Company Limited, each a subsidiary of the Group, pursuant to the HKSE Listing Rules, transactions between the Group and Beijing Gas and CRMSC respectively constitute connected transactions of the Group. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a state-owned enterprise the entire interest of which is owned by CNPC, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”), a non-wholly owned subsidiary of the Company. Pursuant to the HKSE Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the HKSE Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.
     One-off Connected Transactions
     1. Subscription for New Registered Capital of China Petroleum Finance Co., Ltd (“CPF”)
     On March 24, 2010 and March 25, 2010, the Board of the Company approved the Company to enter into a subscription agreement with CPF and CNPC, pursuant to which the Company contributed to a total capital of RMB9.618 billion (approximately HK$10.965 billion) to subscribe for a total of RMB2.441 billion new registered capital of CPF (approximately HK$2.783 billion) and account the remaining RMB7.177 billion (approximately RMB8.182 billion) into the capital reserves of CPF. Following completion of the subscription, the Company’s shareholding in CPF increased to 49%. CNPC is the controlling shareholder of the Company. CPF was 92.5% owned by CNPC and therefore both CNPC and CPF are connected persons of the Company under the HKSE Listing Rules and SSE Listing Rules. Accordingly, this subscription constitutes a connected transaction of the Company. This transaction was approved at the annual general meeting for 2009 convened on May 20, 2010 and was approved by the China Banking Regulatory Commission on June 23, 2010 (Document Yin Jian Fu [2010] No. 278). Details of the transaction were published on March 26, 2010 on the respective websites of HKSE and SSE.
     The above transaction does not affect the continuity of the Company’s business and the stability of its management. Following completion of the subscription, the new shareholding structure of the Company’s shareholding in CPF is more compatible with the quantity of business between the Company and CPF, and the Company will consequently enjoy more benefits from the robust capital management income of CPF, which will bring new opportunities for the Company to enhance its financial profitability and to strengthen its return on equity to the shareholders of the Company.
     2. Acquisition of a 4.356% Equity Interest in PetroChina Fuel Oil Company Limited (the “Fuel Oil Company”)
     On November 25, 2010, the Company entered into an acquisition agreement with China National United Oil Corporation, a subsidiary of CNPC, for the acquisition of the 4.356% equity interest in the Fuel Oil Company for a cash consideration of RMB392.250 million (approximately HK$456.100 million). CNPC is the controlling shareholder of the Company. China National United Oil Corporation is a subsidiary of CNPC. Pursuant to the HKSE Listing Rules and SSE Listing Rules, CNPC is a connected person of the Company, and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on November 25, 2010 and November 26, 2010 on the respective websites of HKSE and SSE. As at the end of the reporting period, the transaction has not been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of its management. Smaller refined products such as bitumen, fuel oil, solvent oil and distillate are at a fast-growing stage in China. Enhancement of the professional management of the above products with a view to raise the overall profitability in respect of these business aspects is in line with the strategic need of the Company for developing the end-user market and is favourable to the Company in its move to improve its oil and gas industry chain and will therefore benefit the long-term development of the Company. Thus the consolidation of the Company’s interest in the Fuel Oil Company will help to further streamline the equity structure and governance structure of the Fuel Oil Company, improve its efficiency in business decision-making and lower its management cost.
     3. Disposal of Equity Interests in PetroChina Guangxi Oil Storage Limited (the “Oil Storage Company”)
     On December 31, 2010, PetroChina Guangxi International Enterprises Limited (“Guangxi International”), a wholly-owned subsidiary of the Company, entered into a equity transfer agreement with CNPC in respect of disposal of equity interests in the Oil Storage Company. Under the equity transfer agreement, Guangxi International will transfer 100% equity interests in the Oil Storage Company to CNPC. At completion of the equity transfer, CNPC will pay RMB2,113,309,200 (approximately HK$2,457,336,300) to Guangxi International as consideration, which represents the net asset value of the Oil Storage Company as at the valuation date of July 31, 2010 according to the appraisal using the valuation date as the reference date of valuation, and will be adjusted by any gain/loss to the net assets of the Oil Storage Company between the valuation date and the completion date. CNPC is the controlling shareholder of the Company. Guangxi International is a wholly-owned subsidiary of the Company. Pursuant to the HKSE Listing Rules and SSE Listing Rules, CNPC is a connected person of the Company, and the equity transfer constitutes a connected transaction of the Company. Details of the transaction were published on December 31, 2010 on the respective websites of HKSE and SSE. As at the end of the reporting period, the transaction has not been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of its management. In light of the characteristics of the crude oil storage business including substantial one-off capital input, high fund requirement for storing crude oil and low investment returns specifically as a result of low crude oil turnover in the first three years of operation, the equity transfer would optimize the asset structure of the Company, raise its fund utilization rate and its overall investment returns and would therefore improve the overall profitability of the Company which is in line with the development strategies of the Company.
     Continuing Connected Transactions
     (I) Continuing Connected Transactions with CNPC
     The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained independent shareholders’ approval at the general meeting held on October 21, 2008 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2009 to December 31, 2011, of which the caps for connected transactions relating to financial deposits for the year of 2010 to 2011 were revised upon approval at the tenth meeting of the Fourth Session of the Board of Directors. Please refer to the section headed “Caps for the Continuing Connected Transactions” below.
     In 2010, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements:
     1. Comprehensive Products and Services Agreement
     The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 27, 2008 for the provision (A) by the Group to CNPC and Jointly-held Companies and (B) by CNPC and Jointly-held Companies to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subordinate companies and entities.

     The Comprehensive Agreement entered into force on January 1, 2009 with an effective term of 3 years.
     During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
     (A) Products and Services to be provided by the Group to CNPC Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the Jointly-held Companies financial services including but not limited to entrusted loans and guarantee.
     (B) Products and Services to be provided by CNPC to the Group More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:
     • Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;
     • Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity generation and supply, gas supply and communications;
     • Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials
     • Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and
     • Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services.

     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:
     (a) government-prescribed prices; or
     (b) where there is no government-prescribed price, then according to the relevant market prices; or
     (c) where neither (a) nor (b) is applicable, then according to:
     (i) the actual cost incurred; or
     (ii) the agreed contractual price.
     In particular, the Comprehensive Agreement stipulates, among other things, that:
     (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and
     (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.
     2. Product and Service Implementation Agreements
     According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.
     Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.
     As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

     3. Land Use Rights Leasing Contract
     The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased land will be borne by CNPC. However, any additional amount of such taxes or fees payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.
     4. Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
     The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of approximately 269,770 square metres, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The 191 buildings were leased for a term of 20 years at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings. The details of the buildings leased to the Company by CNPC are set out in the Buildings Leasing Contract.
     Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company’s operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the

Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.
     5. Intellectual Property Licensing Contracts
     The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.
     6. Contract for the Transfer of Rights under Production Sharing Contracts
     The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.
     During the period between the establishment of the Company and December 31, 2010, CNPC further entered into 14 additional production sharing contracts which are currently effective. All the rights under these production sharing contracts have been assigned to the Company. These contracts have also been approved by the Ministry of Commerce of the PRC. According to the Contract for the Transfer of Rights for the Exploration and Oil Production in the Daqing Zhaozhou Oilfield Blocks 13 (3-6) of May 2002, the Contract for the Transfer of Rights under Production Sharing Contracts of April 2007 and the Contract for the Transfer of Rights under Production Sharing Contracts of March 2008, respectively, between the Company and CNPC, CNPC has agreed to assign to the Company all of its rights and obligations under 10 additional production sharing contracts executed on or prior to December 31, 2009 at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.
     7. Guarantee of Debts Contract
     The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

     Under the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of the Company at no cost. As at December 31, 2010, the balance of the amount guaranteed was RMB13 million.
     As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKSE Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.
     (II) Continuing Connected Transactions with CNPC E&D
     The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:
•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.
     Upon completion of the acquisition of the 67% equity interest in PKZ, PKZ became a subsidiary (as defined under the HKSE Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the HKSE Listing Rules. The caps for these continuing connected transactions have already been included in that for continuing connected transactions between the Group and CNPC.
     (III) Continuing Connected Transactions with CRMSC and Beijing Gas
     The Group has conducted continuing connected transactions under the HKSE Listing Rules with Beijing Gas and CRMSC pursuant to the following agreements. The Group complied with the announcement requirement in respect of the transactions with Beijing Gas and the determination of the caps on August 27, 2008. The transactions with CRMSC and the caps for these transactions were approved by independent shareholders at the general meeting held on October 21, 2008.
     (a) Beijing Gas Products and Services Agreement
     The Company entered into the Products and Services Agreement with Beijing Gas on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to Beijing Gas, including but not limited to the provision of natural gas and natural gas related pipeline transmission services for a term of 3 years commencing form January 1, 2006. On August 27, 2008, the Company entered into the Supplemental Products and Services Agreement with Beijing Gas, under which the effective term of the Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009.
     (b) CRMSC Products and Services Agreement
     The Company entered into the Products and Services Agreement with CRMSC on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to CRMSC, including but not limited to refined products (such as gasoline, diesel and other petroleum products) for a term of 3 years commencing from January 1, 2006. On August 27, 2008, the Company entered into the Supplemental Products and Services Agreement with CRMSC, under which the effective term of the Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009.
     During the respective terms of each of the Beijing Gas Products and Services Agreement and the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
     (c) Application of Exemption Under Rules 14A.31(9) and 14A.33(4) of the HKSE Listing Rules
     On the basis that: (i) the continuing connected transactions under the CRMSC Products and Services Agreement and the continuing connected transactions under the Beijing Gas Products and Services Agreement are both on normal commercial terms; (ii) each of the continuing connected transactions is a connected transaction only because each of the continuing connected transactions involves a person who is a connected person of the Company by virtue of its respective relationship with the Company’s subsidiary (CRMSC is a substantial shareholder of the Company’s subsidiary, PetroChina & CRMSC Oil Marketing Company Limited and Beijing Gas is a substantial shareholder of the Company’s subsidiary, PetroChina Beijing Gas Pipeline Co., Ltd); and (iii) the respective assets, profits and revenue size test ratios of PetroChina & CRMSC Oil Marketing Company Limited and PetroChina Beijing Gas Pipeline Co., Ltd represent less than 5% for the latest financial year, the Company will apply with immediate effect the exemption under Rule 14A.33(4) of the HKSE Listing Rules effective from June 3, 2010 to the above continuing connected transactions from the year of 2011. With the application of such exemptions, the continuing connected transactions will be exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKSE Listing Rules so long as they comply with the applicable provisions under Rule 14A.31 of the HKSE Listing Rules.

     Caps for the Continuing Connected Transactions
     The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2009 to December 31, 2011:
     (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract and Supplemental Buildings Agreement, (d) Beijing Gas Products and Services Agreement and (e) the CRMSC Products and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
	2009	2010	2011
Category of Products and Services	RMB million

(i) Products and services provided by the Group to the CNPC Group and Jointly-held Companies	96,324	156,440	167,981
(ii) Products and services to be provided by CNPC to the Group
(a) Construction and technical services	242,967	256,937	215,526
(b) Production services	92,912	138,221	182,798
(c) Supply of materials services	6,245	7,306	6,985
(d) Social and ancillary services	7,045	7,581	8,040
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits	18,600	42,300	42,300
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	1,864	1,928	2,016
(iii) Financial services provided by the Group to the Jointly-owned Companies	23,582	36,484	51,839
(iv) Fee for land leases paid by the Group to CNPC	3,795	3,781	3,786
(v) Rental for buildings paid by the Group to CNPC	210	217	221
(vi) Products and services provided by the Group to CRMSC	19,814	22,012	23,729
(vii) Products and services provided by the Group to Beijing Gas	8,296	11,775	16,200
     (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

     Independent Non-Executive Directors’ Confirmation
     In relation to the continuing connected transactions undertaken by the Group in 2010, the independent non-executive Directors of the Company confirm that:
(i)	the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

(ii)	the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

(iii)	the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

(iv)	where applicable, the connected transactions have been entered into within the annual caps mentioned above.
     Auditor’s Confirmation
     The auditors of the Company have reviewed the continuing connected transactions mentioned above and have provided the Board of Directors with a letter stating that:
(i)	all the continuing connected transactions have been approved by the Board of Directors;

(ii)	all the continuing connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and

(iii)	where applicable, the continuing connected transactions have been entered into within the annual caps mentioned above.
     The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:
     Connected sales and purchases

	Sales of goods and provision of		Purchase of goods and services from
	services to connected party		connected party
		Percentage of the		Percentage of the
	Transaction	total amount of the	Transaction	total amount of the
	amount	type of transaction	amount	type of transaction
Connected party	RMB million	%	RMB million	%

CNPC and its subsidiaries	49,259	3.36	236,931	17.96
Other connected parties	22,384	1.53	12,143	0.92
Total	71,643	4.89	249,074	18.88

     Connected obligatory rights and debts

			Funds provided to the Group by
	Funds provided to connected party		connected party
	Occurrence		Occurrence
	amount	Balance	amount	Balance
Connected parties	RMB million	RMB million	RMB million	RMB million

CNPC and its subsidiaries	—	—	(6,336)	75,417
Other connected parties	(68)	—	—	—
Total	(68)	—	(6,336)	75,417

CORPORATE GOVERNANCE
     1. Improvement of Corporate Governance
     During the reporting period, the Company was able to regulate its operations in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company constantly formulates, improves and implements various systems and related procedures for each of the special committees to operate under the Board. For the compliance with new regulatory requirements, the eighth meeting of the Fourth Session of the Board of Directors considered and adopted the revised the Regulations of the Company on Disclosure of Information, thereby enhancing the accountability of any person responsible for disclosing information on annual reports, and the Rules and Regulations on the Registration of Holders of Insider Information, thereby further optimising the Company’s efforts in keeping the information on annual reports confidential. During the reporting period, checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special Board committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations was further standardized and the corporate governance of the Company is further enhanced.
     2. Improvement of Internal Control System
     The Company places great emphasis on internal control and risk management. The Company has established a decision making body in charge of internal control and risk management — Internal Control System Establishment Committee, which is headed by the Chairman and the Chief Financial Officer. An internal control and risk management department is established at the headquarters of the Company and serves as an operation body to manage the internal control of the day to day operation of various departments and committees and to organise and coordinate the practice in relation to the implementation and improvement of the internal control system. The internal control department and the audit department exercises supervisory functions to monitor and review the operation of the system. All subsidiaries and branch companies have established corresponding departments to attend to their own internal control on a day-to-day basis.
     2010 was the fifth year of the full operation of the Company’s internal control system. Internal control and risk management efforts have been revolving around a theme which aims at ongoing improvement and comprehensive implementation of the internal control system, as well as optimisation of processes and training, each of which serving to enhance the development, implementation, operations and team strength of the internal control system. Ongoing improvement in the internal control system was accompanied by enhanced operational supervision and inspection and upgrading of both the level and the quality of internal control and risk management, so as to ensure the proper functioning of the internal control system.
     Having regard to its existing financial management position, the Company has issued and implemented the procedures governing financial management. In particular, planning of relevant processes and key controls has been further regulated, resulting in better process efficiency and effectiveness. The Company has further strengthened and improved the management system of information disclosure, the basis of identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Guided by the operating principles of “direction, interaction and supervision”, the Company has strengthened organisation and coordination, introducing innovative testing methods and paying particular attention to management issues. As the testing capability is enhanced, supervision becomes more effective.
     The audit department of the Company is responsible for implementing the first phase of management testing. The internal control department is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control evaluation.
     The Audit Committee was briefed on the status of internal control and risk management in four meetings throughout the year, and considers that such efforts are effective. It is expected that risk prevention and control capabilities be enhanced internally so that constructive advice could be given on a timely basis when potential risks are identified and assessed effectively.
     With respect to the Fundamental Principles Governing Internal Control and the ancilliary guidelines, the Company has been actively involved in arranging for research and analysis. On the basis that the existing internal control system of the Company has basically fulfilled the requirements of such principles, the Company continued to achieve improvements. At the same time, the Company has undertaken the study of the issues as organised by the Ministry of Finance, and has explored internal control assessment, operating procedures and methods in accordance with its requirements.
     3. Performance of Independent Directors’ Duties
     In 2010, the independent Directors of the Company were committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the meetings of the Board of Directors and special committees of the Board (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently protecting the interests of the minority shareholders and played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors in regular and special meetings before and after their year-end auditing. Such meetings were held prior to Board meetings. During the reporting period, the independent Directors of the Company did not object to any motions, resolutions and other matters discussed at the meetings of the Board of Directors.
     4. Independence of the Company from the Controlling Shareholder
     The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organizational structure and finance. The Company has independent and comprehensive business operations and management capabilities.
     5. Senior Management Evaluation and Incentive Scheme
     In accordance with the “Measures of Evaluation of Annual Performance of the President’s Team”, the Company evaluated the completion of the performance targets of 2009 by the President’s Team with reference to the achievement of the performance targets in 2009 and the business development plan of 2010, formulated the “2010 Performance Contracts of President’s Team” and prepared a “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2009 and the Formulation of Performance Contracts in 2010”, which were reviewed and approved at the eighth meeting of the Fourth Session of the Board of Directors.
     During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management”, appraisals on members of the senior management from specialized companies, local companies and the science and research planning departments with respect to their achievement of the performance targets in 2009. The Company organized a signing ceremony of the performance contracts for 2010 for specialized companies and local companies attended by key political and party leaders. The Company supplemented and improved its information management system on performance appraisals, and conducted quarterly reviews on the completion of performance targets through such systems and completed evaluation of the performance targets of the year in all aspects.
     6. Corporate Governance Report
     (1) Compliance with Code on Corporate Governance Practices
     The Company has been operating in strict compliance with the provisions set out in the Code on Corporate Governance Practices (the “Code on Corporate Governance Practices”) in Appendix 14 of the HKSE Listing Rules during the 12 months ended December 31, 2010.
     (2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed

Issuers contained in Appendix 10 of the HKSE Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.
     (3) Board of Directors
     Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 4 regular meetings and 3 extraordinary meetings of Board of Directors and 10 meetings of special Board Committees and passed 27 resolutions of the Board of Directors and 13 opinions of Board Committees during the reporting period.
     For details of the composition of the Board of Directors and attendance rate of Directors at regular Board meetings during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.
     There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.
     (4) Operations of the Board of Directors
     The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, and acquisition or corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of Association. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company.
     The Company has established a system of independent directors. There are five independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the HKSE Listing Rules. The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the HKSE Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and comply fully with the requirements concerning independent non-executive Directors under the HKSE Listing Rules. Both Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors, have appropriate accounting and financial experience as required under Rule 3.10 of the HKSE Listing Rules. Please see the section headed the Brief Biography of the Directors under the Directors’ Report for biographical details of Mr Liu Hongru and Mr Cui Junhui. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.
     The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.
     (5) The Chairman and President
     Mr Jiang Jiemin is the Chairman of the Board of Directors of the Company and Mr Zhou Jiping is the President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.
     (6) Term of Office of Directors
     Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.
     (7) The Examination and Remuneration Committee
     The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chee-Chen Tung as member, and a non-executive Director, Mr Wang Fucheng. This is in compliance with the provisions of the Code of Corporate Governance Practices. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out in the Company’s website (www.petrochina.com.cn).
     The main duties and responsibilities of the Examination and Remuneration Committee are organising appraisal of the President and submitting a report therefor to the Board of Directors, supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers under the leadership of the President, reviewing the incentive scheme, remuneration system and stock option plan of the Company, monitor and assess the effectiveness of their implementation, and put forward opinions on reform and improvement in relation thereto.
     The Examination and Remuneration Committee held one meeting in the reporting period, which was held at the eighth meeting of the Fourth Session of the Board of Directors.
     A summary of the work of the Examination and Remuneration Committee of the Company in 2010 is as follows:
     The meeting of the Examination and Remuneration Committee held at the eighth meeting of the Fourth Session of the Board of Directors considered the “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2009 and the Formulation of Performance Contracts in 2010”.
     (8) Nomination of Directors
     Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorise the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. At the same time, resigning Directors are requested to sign resignation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the HKSE Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting.

     As at the end of the reporting period, the Company has not established a nomination committee.
     (9) Audit Committee
     The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Rules and Procedures of the Audit Committee of the Company, the chairman of the Committee must be an independent non-executive Director.
     The responsibilities of the Audit Committee of the Company are set out in the Company’s website (www.petrochina.com.cn). The major responsibilities of the Audit Committee of the Company are reviewing and supervising the engagement of external auditors and their performance; reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company and related information, having considered the issues raised by external auditors; reviewing and scrutinizing the work conducted by the internal audit department in according with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position of the Company and its operations and in respect of the self-evaluation of the committee on the performance of their duties; and performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the Company are listed (as amended from time to time).
     During the reporting period, the Audit Committee held six regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.
     The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Attendance Rate (%)

Chairman	Franco Bernabè	67

Member	Chee-Chen Tung	100

Member	Cui Junhui	100

Member	Wang Guoliang	83

     The followings are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal control system and the performance of the other responsibilities set out in the Code on Corporate Governance Practices during the reporting period:
     - the Audit Committee considered the annual financial report of the Company for 2009 (with the results announcement for the year ended December 31, 2009 attached), status report of the Company’s continuing connected transactions, audit report of the Company for 2009, appraisal report of the Company’s internal control and resolution on appointment of the Company’s PRC and overseas auditors for 2010. The Audit Committee considered the report of PricewaterhouseCoopers addressed to it and formed a written opinion in respect of the Company’s financial report for 2009;
     - the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2009;
     - the Written Opinion of the Audit Committee on the Interim Financial Report for 2010; and
     - the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2010.
     (10) Shareholders and Shareholders’ General Meetings
     For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Meetings” in this annual report.
     (11) Supervisors and the Supervisory Committee
     The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. All of the Supervisors have discharged their duties conscientiously in accordance with the provisions of the Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.
     (12) Directors’ Responsibility in Preparing Financial Statements
     The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

     (13) Going Concern
     The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.
     (14) Remuneration of the Auditors
     For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled ” Engagement and disengagement of firm of accountants”.
     (15) Others
     Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access such information by following these steps:
     1. From our main web page, click “Investor Relations”;
     2. Next, click “Corporate Governance Structure”;
     3. Finally, click on the information you are looking for.

SHAREHOLDERS’ MEETINGS
     To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes shareholders’ general meetings every year pursuant to its Articles of Association.
     Annual General Meeting
     The annual general meeting for 2009 was held on May 20, 2010 at Oriental Bay International Hotel, Beijing. Seven ordinary resolutions and one special resolution granting the general mandate to the Board of Directors to issue shares were passed and approved at the meeting.
     Details of the resolutions passed at the general meeting have been set out in the announcement published on the websites of the HKSE and the SSE on May 20 and 21, 2010.

DIRECTORS’ REPORT
     The Board of Directors of the Company is pleased to present its directors’ report for perusal.
     1. Review of results of operations and the business prospect of the Company during the reporting period
     Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report.
     2. Risk Factors
     In the course of its production and operations, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.
     (1) Industry Regulations and Tax Policies Risk
     Like other oil and gas companies in China, the Group’s operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as the issuance of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards, etc., affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group’s business operations.
     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government has been actively implementing taxation reforms, which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.
     (2) Price Fluctuations of Crude Oil and Refined Products Risk
     The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international markets. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil and the prices of domestic refined products are adjusted to reflect the price changes in international crude oil market, and the domestic natural gas prices are prescribed by PRC government. Except for certain subsidiaries, the Group generally do not use derivative financial instruments to manage these price risks.

     (3) Foreign Exchange Rate Risk
     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.
     (4) Market Competition Risk
     The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in the refining and chemicals and marketing of refined products businesses.
     (5) Uncertainty of the Oil and Gas Reserves Risk
     According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.
     (6) Hidden Hazards and Force Majeure Risk
     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion of operations scale and area, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the state in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.
     3. Contingent Liabilities
     (1) Bank and other guarantees
     As at December 31, 2010, the Group has a contingent liability of RMB13 million (December 31, 2009: RMB21 million) to CPF (a subsidiary of CNPC) arising from guarantees provided by the Group to affiliated companies. It is expected that such contingent liabilities arising from guarantees will not constitute significant liability of the Group.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management of the Group believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     The management of the Group believes that any resulting liabilities from the insignificant lawsuits as well as the other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.
     (4) Group insurance
     The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.
     4. Use of proceeds from fund raising

	In October 2007, the Company		Total amount of
	issued 4 billion A shares. The		proceeds used
	total proceeds and net		during the
	proceeds from such issuance		reporting period	RMB2,367 million
	were RMB66,800 million and		Accumulated
Total amount of	RMB66,243 million		amount of
proceeds	respectively.		proceeds used	RMB63,988 million
Proposed
	investment		Actual			Achieved
	(RMB	Modification	investment		Progress as	expected
Committed project	million)	of the project	(RMB million)	Project return	planned	return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes

Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes

	In October 2007, the Company		Total amount of
	issued 4 billion A shares. The		proceeds used
	total proceeds and net		during the
	proceeds from such issuance		reporting period	RMB2,367 million
	were RMB66,800 million and		Accumulated
Total amount of	RMB66,243 million		amount of
proceeds	respectively.		proceeds used	RMB63,988 million
Proposed
	investment		Actual			Achieved
	(RMB	Modification	investment		Progress as	expected
Committed project	million)	of the project	(RMB million)	Project return	planned	return
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,500	Achieved expected return	Yes	Yes

Dushanzi Petrochemical’s projects - processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes

Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	3,745	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Total	37,770		35,515

Projects not progressing as planned and not achieving estimated return			—

Projects modified and modification procedures			—

Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     5. Projects not funded by proceeds from fund raising
Unit: RMB million

	Total project
Name of project	amount	Progress of project	Project return

Sichuan 10 million tons crude oil per year refinery project	17,000	Principal installation in progress

Sichuan project with an ethylene output of 0.8 million tons per year	22,049	Principal installation in progress

Fushun Petrochemical ethylene expansion project	15,606	Principal installation in progress	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

		Lanzhou-Zhengzhou section and
Lanzhou-Zhengzhou-Changsha		Zhengzhou-Changsha section north
Refined Products Pipeline	11,900	of Yangtze river completed

		Khorgas-Huangpi section,
		Zhongwei-Jingbian branch and
		Zaoyang-Xiangfan section of
Second West-East Gas Pipeline	142,243	Zaoyang-Shiyan branch completed

Total	208,798	—

     6. Operations of the Board of Directors
     (1) The convening of Board meetings and the issues resolved
     During the reporting period, the Board of Directors convened 4 regular Board meetings and 3 extraordinary Board meetings, and passed 27 resolutions.
     a. On March 24 and 25, 2010, the Company held the eighth meeting of the Fourth Session of the Board of Directors, during which 13 resolutions were passed as follows:
•	The resolution on the Company’s Financial Statements for year 2009 (including the announcement of the annual results for the year ended December 31, 2009)

•	The resolution on the Company’s draft profit distribution plan for 2009

•	The resolution on the Company’s 2009 annual report

•	The resolution on the Company’s 2009 President Work Report

•	The resolution on the assessment of the completion of performance targets by the President’s Work Team for 2009 and the formulation of performance contract for 2010

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2010

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue new shares

•	The resolution on capital injection into CPF

•	The resolution on the transfer of LNG project interests and business opportunities

•	The resolution to formulate and amend the corporate information disclosure system

•	The resolution on the internal control report of the Company

•	The resolution on the sustainability report

•	The resolution on convening of the Annual General Meeting for 2009

     b. On June 17, 2010, the Company held the ninth meeting of the Fourth Session of the Board of Directors, during which one resolution was passed as follows:
•	The resolution on approving the Form 20-F annual report of the Company for 2009
     c. On August 25 and 26, 2010, the Company held the tenth meeting of the Fourth Session of the Board of Directors, during which 5 resolutions were passed as follows:
•	The resolution on the interim financial statement of 2010 (including the announcement of the interim results for six months ended June 30, 2010)

•	The resolution on the Company’s interim profit distribution plan for 2010

•	The resolution on the 2010 interim report of the Company

•	The resolution on adjustments to the investment plan for 2010

•	The resolution on revising the caps for connected transactions between the Company and CNPC in relation to financial services
     d. On November 25, 2010, the Company held the eleventh meeting of the Fourth Session of the Board of Directors, during which 5 resolutions were passed as follows:
•	The resolution on the Company’s investment plan for 2011

•	The resolution on the Company’s budget for 2011

•	The resolution on the transfer of 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd

•	The resolution on the transfer of 4.356% equity interest in PetroChina Fuel Oil Company Limited

•	The resolution on the transfer of 100% equity interest in PetroChina Guangxi Oil Storage Limited and similar equity interest in Dalian
     e. The first Extraordinary Meeting of the Board of Directors was held on January 7, 2010 by way of circulation of written resolution, during which the resolution on the appointment of Vice President nominated by the President of the Company was passed.
     f. The second Extraordinary Meeting of the Board of Directors was held on April 27, 2010 by way of circulation of written resolution, during which the resolution on approval of the first quarterly report of the Company for 2010 was passed.
     g. The third Extraordinary Meeting of the Board of Directors was held on October 27, 2010 by way of circulation of written resolution, and the resolution on the third quarterly report of the Company for 2010 was passed at the meeting.
     (2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Attendance Rate (%)

Chairman	Jiang Jiemin	100 (14 of which by proxy)

Vice Chairman and President	Zhou Jiping	100

Non-executive Director	Wang Yilin	100 (14 of which by proxy)

Non-executive Director	Zeng Yukang	100 (14 of which by proxy)

Non-executive Director	Wang Fucheng	100 (14 of which by proxy)

Non-executive Director	Li Xinhua	100 (14 of which by proxy)

Executive Director and Vice President	Liao Yongyuan	100 (43 of which by proxy)

Non-executive Director	Wang Guoliang	100 (14 of which by proxy)

Non-executive Director	Jiang Fan	100 (14 of which by proxy)

Independent Non-executive Director	Chee-Chen Tung	100 (14 of which by proxy)

Independent Non-executive Director	Liu Hongru	100 (14 of which by proxy)

Independent Non-executive Director	Franco Bernabè	100 (29 of which by proxy)

Independent Non-executive Director	Li Yongwu	100 (14 of which by proxy)

Independent Non-executive Director	Cui Junhui	100 (14 of which by proxy)
     (3) The implementation of AGM resolutions by the Board of Directors
     All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.
     (4) Work of the special committees of the Board of Directors
     a. Audit Committee
     During the reporting period, the Audit Committee held six regular meetings of which two of the meetings were held by way of written resolution.
     On March 23, 2010, for the eighth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2009 (including the announcement of the annual results for the year ended December 31, 2009), the Company’s Draft Profit Distribution Plan for 2009, Resolution on the Report on the Company’s Continuing Connected Transactions in 2009, the Company’s Audit Work Report, Assessment Report on Internal Control Test, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Resolution on the Company’s Appointment of Domestic and Overseas Accounting Firms for 2010, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2009 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2009, and Audit Opinion of the Audit Committee of the Board of Directors in respect of the Assessment Report on Internal Control Test.
     On June 16, 2010, for the ninth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the the Report on the Company’s Internal Control System Operation, The Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors, Proposal on the Audit Fee of

PricewaterhouseCoopers for 2010, and issued the Audit Opinion of the Audit Committee of the Board of Directors.
     On August 24, 2010, for the tenth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Company’s Interim Financial Statements for 2010 (including the publication of interim results for the six months ended June 30, 2010), the Company’s Draft Interim Profit Distribution Plan for 2010, the Report on Internal Control System Operation, the Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2010 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan of 2010.
     On November 24, 2010, for the eleventh meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Report on Internal Control System Operation, the Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors.
     On April 27, 2010, for the Extraordinary Meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed and passed the Report on the First Quarter of 2010 by way of written resolution, and issued an audit opinion.
     On October 27, 2010, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the Third Quarter of 2010 by way of written resolution, and issued an audit opinion.
     b. Investment and Development Committee
     On August 24, 2010, for the tenth meeting of the Fourth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Adjustments to the Company’s Investment Plan for 2010 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Adjustments to the Company’s Investment Plan for 2010.
     On November 23, 2010, for the eleventh meeting of the Fourth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Adjustments to the Company’s Investment Plan for 2011 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Adjustments to the Company’s Investment Plan for 2011.
     c. Examination and Remuneration Committee
     On March 23, 2010, for the eighth meeting of the Fourth Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Completion of Performance Targets by the President’s Work Team for Year 2009 and the Formulation of Performance Contract for Year 2010 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on

Assessment of the Completion of Performance Targets by the President’s Work Team for Year 2009 and the Formulation of Performance Contract for Year 2010.
     d. Health, Safety and Environment Committee
     On March 21, 2010, for the eighth meeting of the Fourth Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company’s Health, Safety and Environment Work Report.
     During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance Structure of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees, save for Mr Wang Fucheng who was absent from the Examination and Remuneration Committee meeting for the eighth meeting of the Fourth Session of the Board of Directors, and Mr Wang Yilin, who was absent from the Investment and Development Committee meeting for the tenth meeting of the Fourth Session of the Board of Directors.
     7. Profit Distribution for the Previous Three Years
Unit: RMB million

	Amount of dividends in	Net profit in respect of the year	Percentage of dividends to
Year	cash (including tax)	declaring dividends*	net profit (%)

2007	65,531	145,625	45.0

2008	51,494	114,431	45.0

2009	46,524	103,387	45.0

*	Net profit was the net profit attributable to shareholders of the Company disclosed in accordance with IFRS in respect of the year.
     8. Profit Distribution Plan for 2010
     The Board recommends to pay final dividends of RMB0.18357 per share (inclusive of applicable tax) for the year 2010, based on 45% of the net profit of the Group for the twelve months ended December 31, 2010 after deducting the interim dividends for 2010 paid on October 15, 2010. The proposed final dividends are subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 18, 2011. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 31, 2011. The register of members of H shares will be closed from May 26, 2011 to May 31, 2011 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:00 p.m. on May 25, 2011. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of May 31, 2011 are eligible for the final dividends.
     In accordance with the relevant provisions of the Articles of Association, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 18, 2011.
     9. Five-Years Financial Summary
     A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 5.
     10. Bank Loans and Other Borrowings
     Details of bank loans and other borrowings of the Company and the Group as at December 31, 2010 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.
     11. Interest Capitalisation
     Interest capitalised by the Group for the year ended December 31, 2010 was RMB3,892 million.
     12. Fixed Assets
     Changes to the fixed assets of the Company and the Group during the year are summarised in note 16 to the financial statements prepared in accordance with IFRS in this annual report.
     13. Land Value Appreciation Tax
     No land value appreciation tax was payable by the Group during the year.
     14. Reserves
     Details of changes to the reserves of the Company and the Group for the year ended December 31, 2010 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.
     15. Distributable Reserves

     As at December 31, 2010, the reserves of the Company that can be distributed as dividends were RMB425,345 million.
     16. Management Contract
     During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.
     17. Major Suppliers and Customers
     The aggregate purchase attributable to the five largest suppliers of the Group was less than 30% of the Group’s total purchase.
     The aggregate revenue derived from the major customers is set out in note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group’s total sales.
     Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.
     18. Repurchase, Sale or Redemption of Securities
     The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2010.
     19. Trust Deposits and Irrecoverable Overdue Time Deposits
     As at December 31, 2010, the Company did not have any trust deposits or irrecoverable overdue time deposits.
     20. Pre-emptive Rights
     There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.
     21. Sufficiency of Public Float
     Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the HKSE Listing Rules during the reporting period.

By Order of the Board
Jiang Jiemin
Chairman
Beijing, the PRC
March 17, 2011

REPORT OF THE SUPERVISORY COMMITTEE
Dear Shareholders,
     During the year 2010, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the PRC and the Articles of Association.
     1. Meetings of the Supervisory Committee
     The Supervisory Committee held four meetings during the reporting period.
     On March 23, 2010, the eighth meeting of the Fourth Session of the Supervisory Committee of the Company was convened in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. At this meeting the Supervisory Committee reviewed and approved 8 proposals, namely, the Financial Report of 2009, the Draft Profit Distribution Plan of 2009, the Report on the Assessment of the Completion of Performance Targets by the President’s Work Team for 2009 and the Contracts for the Performance for 2010, the Proposal for Engaging Domestic and Overseas Accounting Firms for 2010, the Supervisory Committee’s Report for 2009, the Supervisory Committee’s Work Summary for 2009 and Working Plan for 2010, the Sustainable Development Report of the Company for 2009 and the Annual Report of the Company for 2009 and its Summary .
     On April 27, 2010, the ninth meeting of the Fourth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The First Quarterly Report of 2010 was reviewed and approved at the meeting.
     On August 24, 2010, the tenth meeting of the Fourth Session of the Supervisory Committee was held in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. The Interim Financial Statement of 2010, the Interim Profit Distribution Plan of 2010 and the Interim Report of 2010 and its Summary were reviewed and approved at the meeting.
     On October 27, 2010, the eleventh meeting of the Fourth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The Third Quarterly Report of 2010 was reviewed and approved at the meeting.
     2. Supervisory Committee’s presence on other meetings and performance of other obligations
     During the reporting period, the Supervisory Committee attended the annual general meeting for the year 2009 and submitted the Supervisory Committee’s Report for 2009, the Proposal for Engaging Domestic and Overseas Accounting Firms for 2010 and Authorising the Board of Directors to Decide on the Remunerations thereof, which were approved by the general meeting.
     The Supervisory Committee attended 4 meetings of the Board of Directors (“Board”) as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual

Report of 2009 and the Interim Report of 2010, profit distribution, budget, investment, connected transactions, acquisition of assets, the President’s Working Report and the performance review of members of the President’s Work Team. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance review of the President’s Work Team.
     The Supervisory Committee conducted 2 supervisory hearings, received 15 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Budget Management Office, the Internal Control and Risk Management Department, the Audit Department, PricewaterhouseCoopers, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee, and reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance of the President’s Work Team.
     The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 69 recommendations.
     The Supervisory Committee also made 1 supervisory inspection tour, prepared 1 report and put forward 3 recommendations.
     3. Supervisory Committee’s opinion on the works of the Company
     The Supervisory Committee opines that in 2010, the Company was faced with complex macroeconomic circumstances. Aimed at becoming an integrated international energy corporation, the Company continued to implement its key strategies on “resources, marketing and internationalisation”. The Company also stepped up the development of key projects while going all out on the precision management and boosting safety and environmental protection measures. Production and operations had been promising and things ran smoothly across the production, transportation, sales and storage. Production of oil and gas grew steadily, as well as the stable increase of refining and petrochemical production capacity. Sales of refined products increased significantly while natural gas business developed rapidly. As the scale of internationalisation continued to expand and the market offered more strengthened assurance, the Company posted significantly better operating results. The Supervisory Committee is satisfied with the achievement of the Company and is confident for the prospect of the Company.
     4. Other matters reviewed or concerned by the Supervisory Committee
     (1) Opinion of the Supervisory Committee on the lawful operation of the Company
     In 2010, the Company strictly complied with the applicable laws and regulations of the PRC and the Company’s places of listing and the Articles of Association in its operations. The meeting procedures of the shareholders’ general meetings and meetings of the Board of Directors, the manner of voting and resolutions adopted by the meetings were lawful and valid. The decisions made by the meetings were implemented in an appropriate manner. Members of the President’s Work Team complied with laws and standards in its decision-making process and operations, and no act in violation of the applicable state laws and the Articles of Association and to the detriment of the interests of the Company and the shareholders was discovered.
     (2) Opinion of the Supervisory Committee on inspection of the financial status of the Company
     In 2010, the Company’s total assets and equity interests continued to grow as profitability was enhanced. The financial position of the Company is healthy in general.
     The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers give a true and fair view on the financial position, operating results and cash flows of the Company. The unqualified opinions issued are objective and fair.
     (3) Opinion of the Supervisory Committee on the actual use of proceeds from the latest fund raising exercise
     During the reporting period, the proceeds raised by the Company were applied in the manner as undertaken and no exceptions were discovered.
     (4) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company
     During the reporting period, acquisition and disposal of assets of the Company were carried out at reasonable considerations, and no insider dealing was discovered. No prejudice to shareholders’ rights, dissipation of the Company’s assets or prejudice to the Company was discovered.
     (5) Opinion of the Supervisory Committee on connected transactions of the Company
     During the reporting period, the continuing connected transactions of the Company were carried out with the approval of the Hong Kong Stock Exchange and within the caps approved at the extraordinary general meetings of the Company. Connected transactions were carried out at reasonable and fair considerations, and no prejudice to the non-connected shareholders or the Company was discovered.
     (6) Opinion of the Supervisory Committee on the operation of the internal control system of the Company
     During the reporting period, the internal control and risk management system of the Company continued to improve and deepen, and management of the operating procedures was conducted in a progressive manner. Technical means were upgraded and risk management was improved incessantly. The mechanism through which internal controls are overseen was further enhanced.
     (7) Opinion of the Supervisory Committee on the Company’s sustainable development

     In 2010, the Company regarded meeting the continuous growing demand for energy resources by the economic and social development and accelerating economic growth and the progress of the human society as its important mission. The Company adhered to the philosophy of development in a safe, clean, economised and harmonious manner, and transformed its pattern of business development. On the one hand, the Company pushed ahead scientific and technological innovation and enhanced international cooperation. On the other hand, the Company developed clean energy and renewable energy sources in an effort to build itself as a resources-saving, environmentally-friendly corporation which is respected for its production safety. The Supervisory Committed approved the annual report on the Company’s sustainable development.
     In 2011, the Supervisory Committee will continue to fulfil its various duties conscientiously and in strict compliance with the Company Law of the PRC, the Articles of Association and other relevant regulations.
By Order of the Supervisory Committee
Chen Ming
Chairman of the Supervisory Committee
Beijing, the PRC
March 17, 2011

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES
     1. Information on the Directors, Supervisors and Senior Management
     (1) Directors
     Information on the current Directors is set out below:

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2010	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2009	31, 2010
Jiang Jiemin	M	55	Chairman	2008.05- 2011.05	—	Yes	0	0
Zhou Jiping	M	58	Vice Chairman/ President	2008.05- 2011.05	981	No	0	0
Wang Yilin	M	54	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Zeng Yukang	M	60	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Wang Fucheng	M	60	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Li Xinhua	M	57	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Liao Yongyuan	M	48	Executive Director/ Vice President	2008.05- 2011.05	914	No	0	0
Wang Guoliang	M	58	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Jiang Fan	M	47	Non-Executive Director	2008.05- 2011.05	694	No	0	0
Chee-Chen Tung	M	68	Independent Non- Executive Director	2008.05- 2011.05	254	No	0	0
Liu Hongru	M	80	Independent Non- Executive Director	2008.05- 2011.05	227	No	0	0
Franco Bernabè	M	62	Independent Non- Executive Director	2008.05- 2011.05	231	No	0	0
Li Yongwu	M	66	Independent Non- Executive Director	2008.05- 2011.05	240	No	0	0
Cui Junhui	M	64	Independent Non- Executive Director	2008.05- 2011.05	244	No	0	0

Note:	Emoluments set out above exclude RMB1.28 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.
     Brief biography of Directors:
     Jiang Jiemin, aged 55, is the Chairman of the Company and the General Manager of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has nearly 40 years of working experience in China’s oil and gas industry. He was made deputy director of the Shengli Petroleum Administration Bureau in March 1993, senior executive of the Qinghai Petroleum Administration Bureau in June 1994 and director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and team leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company in November 1999. Mr

Jiang was appointed deputy provincial governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and deputy provincial governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and deputy provincial governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007 and ceased to act concurrently as the President of the Company since May 2008.
     Zhou Jiping, aged 58, is the Vice Chairman and President of the Company and a Deputy General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008.
     Wang Yilin, aged 54, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang had been the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the general manager of PetroChina Xinjiang Oilfield Company since September 1999. He had been the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC in addition to his capacities as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. In December 2003, he was appointed as the Deputy General Manager of CNPC in addition to his capacities as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. In May 2004, he ceased to act concurrently as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July 2004 to July 2007, he also worked as the safety director of CNPC. He has been appointed as a Director of the Company since November 2005.

     Zeng Yukang, aged 60, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zeng is a professor-level senior economist and holds a college degree. He has over 40 years of working experience in China’s oil and gas industry. Mr Zeng had been the senior executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the standing deputy director of Daqing Petroleum Administration Bureau. From March 2001 to February 2008, he was appointed as the director of Daqing Petroleum Administration Bureau. Since November 2002, he was the Assistant to the General Manager of CNPC. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He has been appointed as a Director of the Company since November 2005.
     Wang Fucheng, aged 60, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior economist and holds a bachelor’s degree. Mr Wang has nearly 45 years of working experience in China’s oil and gas industry. Since August 1986, Mr Wang worked as executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang worked as senior executive of the Liaohe Oil Exploration Bureau. Since November 1997, Mr Wang worked as director of the Liaohe Oil Exploration Bureau. Since October 1999, Mr Wang was the general manager of PetroChina Liaohe Oilfield Company. Mr Wang was appointed as a Director of the Company in June 2000 and was also appointed as the Vice President of the Company in July 2000. Mr Wang had been appointed as the Chairman of the Supervisory Committee of the Company since November 2005 until May 2008. Before his appointment as the Chairman of the Supervisory Committee of the Company, Mr. Wang had resigned as a Director of the Company. Mr. Wang became a Deputy General Manager of CNPC since September 2007. Mr. Wang was appointed as a Director of the Company in May 2008 when he resigned as the Chairman of the Supervisory Committee of the Company.
     Li Xinhua, aged 57, is a Director of the Company and a Deputy General Manager of CNPC. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has over 35 years of working experience in China’s petrochemical industry. Mr Li was a deputy factory manager of Yunnan Natural Gas Chemical Factory since June 1985 and the factory manager since February 1992. Mr Li was the chairman and general manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the assistant to the provincial governor of Yunnan Province and was appointed as the deputy provincial governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manager of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008.
     Liao Yongyuan, aged 48, is a Director and Vice President of the Company and a Deputy General Manager and safety director of CNPC. Mr Liao is a professor-level senior engineer and holder of a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He was the deputy director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and director of the Sichuan Petroleum Administration Bureau since April 2004. He was appointed as a Vice President of the Company in November 2005. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the safety director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008.
     Wang Guoliang, aged 58, is a Director of the Company and the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang worked as the vice president of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the deputy general manager and general accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007. He was appointed as a Director of the Company in May 2008.
     Jiang Fan, aged 47, is a Director of the Company and the general manager of PetroChina Dalian Petrochemical Company. Mr Jiang is a professor-level senior engineer and holder of a master’s degree. He has over 25 years of working experience in China’s oil and petrochemical industry. Mr Jiang was appointed as the deputy manager of PetroChina Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the deputy general manager of PetroChina Dalian Petrochemical Company. In February 2002, he became the general manager of PetroChina Dalian Petrochemical Company. Mr Jiang has been appointed as a Director of the Company since November 2005.
     Chee-Chen Tung, aged 68, is an independent non-executive Director of the Company. Mr Tung is the chairman and the chief executive officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his bachelor of science degree. He later acquired a master’s degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He served as chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co. Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank, Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr Tung is also the chairman of the Institute for Shipboard Education Foundation, the chairman of the Advisory Council and member of Council of the Hong Kong Polytechnic University, and is a member of the Board of Trustees of the International

Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 1999.
     Liu Hongru, aged 80, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as vice-governor of the Agricultural Bank of China, vice-governor of the People’s Bank of China, deputy director of the State Economic Restructuring Committee, and the chairman of the China Securities Regulatory Commission. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu serves as a non-executive director of OP Financial Investments Limited, and possesses the accounting or financial management qualification required under the HKSE Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002.
     Franco Bernabè, aged 62, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the chief executive officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the managing partner and founder of the Franco Bernabè Group, the vice chairman of H3G, the vice chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the chief executive officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the chief executive officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the chairman of La Biennale di Venezia from 2001 to 2003 and has been the chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an international governor of the Peres Center for Peace. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000.
     Li Yongwu, aged 66, is currently an independent non-executive Director of the Company. Mr Li is a senior engineer and holder of a bachelor’s degree. Since June 1991, Mr Li was appointed as the director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the director of Tianjin Economic Committee. He became the deputy minister of the Chemical Industry Ministry since April 1995. He became director of the State’s Petroleum and

Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a deputy director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the vice president of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the president of China Petroleum and Petrochemical Industry Association. Mr Li has been an independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. Mr Li was appointed as an independent non-executive Director of the Company in May 2008.
     Cui Junhui, aged 64, is an independent non-executive Director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). Mr Cui was formerly the deputy director of Local Taxation Bureau of Shandong Province and the director of National Taxation Bureau of Shandong Province. Mr Cui was the deputy director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the vice president of Chinese Taxation Institute and the vice president of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth president of Chinese Taxation Institute. He was appointed as an independent non-executive Director of the Company in May 2008.

     (2) Supervisors
     Information on the current Supervisors is set out below:

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2010	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2009	31, 2010
Chen Ming	M	60	Chairman of Supervisory Committee	2008.05- 2011.05	—	Yes	0	0
Wen Qingshan	M	52	Supervisor	2008.05- 2011.05	—	Yes	0	0
Sun Xianfeng	M	58	Supervisor	2008.05- 2011.05	—	Yes	0	0
Yu Yibo	M	47	Supervisor	2008.05- 2011.05	—	Yes	66,500 A shares	66,500 A shares
Wang Yawei	M	56	Supervisor appointed by employees’ representatives	2008.05- 2011.05	698	No	0	0
Qin Gang	M	57	Supervisor appointed by employees’ representatives	2008.05- 2011.05	674	No	0	0
Wang Shali	F	56	Supervisor appointed by employees’ representatives	2008.05- 2011.05	—	Yes	7,000 A shares 18,000 H shares	7,000 A shares 18,000 H shares
Li Yuan	M	63	Independent Supervisor	2008.05- 2011.05	230	No	0	0
Wang Daocheng	M	70	Independent Supervisor	2009.05- 2011.05	230	No	0	0
     Brief biography of the Supervisors:
     Chen Ming, aged 60, is the Chairman of the Supervisory Committee of the Company. Mr Chen is a professor-level senior economist and holder of a bachelor’s degree. Mr Chen has over 35 years of working experience in China’s oil and gas industry. Mr Chen was a deputy commissioner of the Supervisory Bureau of China National Petroleum Company since November 1996 and a deputy director of the Supervisory Department of CNPC since October 1998. Mr Chen was a deputy general manager of the Human Resources Department of the Company and the director-general of the Supervisory Office of the Company since September 1999. He became the general manager of the Supervisory Department of the Company since September 2001. In January 2007, Mr Chen was appointed as the Assistant to the General Manager of CNPC and was appointed as the head of Discipline Inspection Group of CNPC since September 2007. He was appointed as the Chairman of the Supervisory Committee of the Company in May 2008.
     Wen Qingshan, aged 52, is a Supervisor of the Company, and concurrently the Deputy Chief Accountant of CNPC and the director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a master’s degree in economics and has nearly 30 years of working experience in China’s oil and gas industry. He was the deputy director of the Finance and Assets Department of CNPC from May 1999 and director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant and director of the Finance and Assets Department of CNPC since November 2007.
     Sun Xianfeng, aged 58, is a Supervisor and the general manager of the Audit Department of the Company. Mr Sun is a senior economist and holder of a master of business administration degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Sun worked as deputy director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the eighth office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the deputy director of the Audit Department of CNPC from October 2000, and concurrently the director of the Audit Institute since December 2000. He has been the director of the Audit Department of CNPC and the director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. In October 2005, Mr Sun was appointed as a concurrent state-owned enterprise supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr Sun has been the general manager of the Audit Department of the Company since July 2007.
     Yu Yibo, aged 47, is a Supervisor and the general manager of the M&A Department of the Company. Mr Yu is a professor-level senior accountant and holder of a doctorate degree. He has over 10 years of working experience in China’s oil and gas industry. Mr Yu served as a member of the Restructuring and Listing Preparatory Team of CNPC since February 1999. Since September 1999, he became the deputy general manager of the Finance Department of the Company. Mr Yu was appointed as a deputy general manager of PetroChina Dagang Oilfield Company from March to October 2002. Since April 2003, Mr Yu has been the general manager of the M&A Department of the Company. He has become a Supervisor of the Company since May 2008.
     Wang Yawei, aged 56, is an employee representative of the Company’s Supervisory Committee and a senior executive of the Daqing Refining & Chemicals Company of the Company. Mr. Wang is a professor-level senior engineer and holder of a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Wang was appointed as the deputy director of Daqing Petroleum Administration Bureau since November 1997 and as the chairman of the Labour Union of Daqing Petroleum Administration Bureau since March 2001. He was appointed as the chairman of the Labour Union of Daqing Oilfield Company Limited since February 2008. Since May 2008, he became a Supervisor of the Company. Since August 2009, he became a senior executive of the Daqing Refining & Chemicals Company of the Company.
     Qin Gang, aged 57, is an employee representative of the Company’s Supervisory Committee and a senior executive of the PetroChina West-East Gas Pipeline Company and the chairman of its Labour Union. Mr Qin is a senior engineer and has nearly 40 years of experience in China’s oil and gas industry. Mr Qin has acted as a deputy commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a deputy general manager of PetroChina Tarim Oilfield Company since September 1999. Since July 2002, Mr Qin has worked as the chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr Qin was appointed as a Supervisor of the Company in November 2005. Mr Qin became the senior executive and the chairman of the Labour Union of PetroChina West-East Gas Pipeline Company in June 2007.
     Wang Shali, aged 56, is an employee representative of the Company’s Supervisory Committee and a senior executive of PetroChina International Ltd.. Ms. Wang is a professor-level senior economist and holder of a master’s degree. She has over 40 years of working experience in China’s oil and gas industry. She was appointed as the general economist of the Exploration and Development Corporation since November 1996 and deputy general manager and general economist of the Exploration and Development Corporation since December 1997. Ms Wang became the executive deputy general manager of the CNPC International (Nile) Company since April 1998. She was appointed as the deputy general manager of the Exploration and Development Corporation and the leader of the Project Coordination Group since August 2004, and the senior deputy general manager of the Exploration and Development Company since June 2006. She became a Supervisor of the Company since May 2008. Since September 2008, Ms Wang was appointed as senior executive, senior deputy general manager and general legal counsel of the Exploration and Development Company Limited. She ceased acting concurrently as general legal Counsel of the Exploration and Development Company Limited in April 2009, and has acted concurrently as a senior executive of PetroChina International Ltd. since November 2009.
     Li Yuan, aged 63, is an independent Supervisor of the Company. He was graduated from Renmin University of China and is a holder of bachelor’s degree in economics. Mr Li has worked as the deputy director general of the Foreign Affairs Department of the Ministry of Petroleum Industry of the PRC, the head of the Economy Group of the General Office of Central Committee of the Communist Party of China, the director general of the Administration Reform Bureau of Political Policy Reform Research Office of Central Committee of the Communist Party of China, the director general of the Distribution Policy Department of the State Economic Restructuring Committee, the deputy director general of the State Administration of Land, and the deputy minister of the Ministry of Land and Resources and concurrently the vice supervisor general of State Land. Mr Li currently works as the vice chairman of the Committee of Population, Resources and Environment of the 11th Chinese People’s Political Consultative Conference. Mr Li was appointed as an independent Supervisor of the Company in May 2008.
     Wang Daocheng, aged 70, is an independent Supervisor of the Company and the president of the China Institute of Internal Audit. He is a senior auditor with university education and has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including deputy director of Xicheng District Audit Bureau of Beijing, deputy director of the Research Department of the National Audit Office, and successively, the deputy director of the General Affairs Bureau, deputy director of the Foreign Investment Bureau, director of the Foreign Investment Department, director of the Financial Audit Department and director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the president of the China Institute of Internal Audit. Mr Wang was appointed as an independent Supervisor of the Company in May 2009.
     (3) Senior Management
     Information on other current members of the Senior Management is set out below:

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2010	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2009	31, 2010
Sun Longde	M	48	Vice President	2007.06-	662	No	0	0
Shen Diancheng	M	51	Vice President	2007.06-	662	No	0	0
Liu Hongbin	M	47	Vice President	2007.06-	662	No	0	0
Zhou Mingchun	M	43	Chief Financial Officer	2007.06-	662	No	0	0
Li Hualin	M	48	Vice President, Secretary to the Board	2007.11-	662	No	0	0
Zhao Zhengzhang	M	54	Vice President	2008.05-	662	No	0	0
Bo Qiliang	M	48	Vice President	2010.01-	915	No	0	0
Sun Bo	M	50	Vice President	2010.01-	859	No	0	0
Lin Aiguo	M	52	Chief Engineer	2007.06-	662	No	0	0
Wang Daofu	M	55	Chief Geologist	2008.05-	662	No	0	0
Huang Weihe	M	53	Chief Engineer	2008.05-	662	No	0	0

Note:	Emoluments set out above exclude RMB5.17 million paid to members of the senior management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.
     Brief Biography of the Senior Management
     Sun Longde, aged 48, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and geological industry. Mr Sun has been the deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, chief deputy director-general of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager of PetroChina Tarim Oilfield

Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007.
     Shen Diancheng, aged 51, is a Vice President of the Company and concurrently the general manager of the Refining & Chemicals Company of the Company. Mr Shen is a professor-level senior engineer and holds a college degree. He has over 25 years of working experience in China’s oil and petrochemical industry. Mr Shen has been the deputy manager of the Chemical Agent Plant of Daqing Oilfield from June 1994, the deputy manager, standing deputy director and acting manager of the Chemical Headquarters Plant of Daqing Oilfield from January 1997, the standing deputy general manager of PetroChina Daqing Refining & Chemical Company from October 2000, the general manager of PetroChina Liaoyang Petrochemical Company from April 2002, and the general manager of PetroChina Jilin Petrochemical Company from November 2005. Mr Shen was appointed as the Vice President of the Company and the general manager of Chemical & Marketing Company since June 2007, and a Vice President of the Company and the general manager of the Refining & Chemicals Company of the Company since November 2007.
     Liu Hongbin, aged 47, is a Vice President of the Company and concurrently the general manager of the Marketing Company of the Company. Mr Liu is a senior engineer and holds a college degree. He has over 25 years of working experience in China’s oil and gas industry. Mr Liu has been the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of the Company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June 2007, and the general manager of the Marketing Company of the Company since November 2007.
     Zhou Mingchun, aged 43, is the Chief Financial Officer of the Company and the general manager of its Finance Department. Mr Zhou is a professor-level senior accountant and holds a master’s degree. He has over 20 years of working experience in China’s oil and gas industry. Mr Zhou has been concurrently the director of the Finance Division and the director-general of Financial Settlement Centre of Daqing Petroleum Administration Bureau from October 1998, the executive of the Finance & Assets Division of Daqing Oilfield Company Limited from September 1999, the director and deputy chief accountant of Daqing Oilfield Company Limited from January 2000, the director and chief accountant of Daqing Oilfield Company Limited from October 2000, and the general manager of the Finance Department of the Company from March 2002. Mr Zhou has been appointed as the Chief Financial Officer of the Company since June 2007.

     Li Hualin, aged 48, is a Vice President of the Company, Secretary to the Board of Directors of the Company and executive director and general manager of China Petroleum Hongkong (Holding) Limited. Mr Li holds a master’s degree and is a professor-level senior economist. Mr Li has over 25 years of experience in the oil and gas industry in China. Since December 1997, Mr Li became the deputy general manager of the China National Oil & Gas Exploration Development Corporation and the chairman and general manager of CNPC International (Canada) Ltd.. Since September 1999, Mr Li became the general manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the deputy general manager of the China National Oil & Gas Exploration and Development Corporation. Since January 2001, Mr Li became the deputy general manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he became the chairman of Shenzhen Petroleum Industrial Co., Ltd.. Since July 2006, Mr Li became the vice-chairman and general manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the chairman of Shenzhen Petroleum Industrial Co., Ltd.. Mr Li has been appointed as a Vice President of the Company since November 2007. Mr Li has been appointed as Secretary to the Board of Directors of the Company since May 2009.
     Zhao Zhengzhang, aged 54, is a Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company. Mr Zhao is a senior engineer and holder of a master’s degree, and has over 25 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as senior executive and deputy general manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company.
     Bo Qiliang, aged 48, is a Vice President of the Company and concurrently the general manager of PetroChina International Ltd.. Mr Bo is a professor-level senior engineer and holds a doctorate degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr Bo was the vice president of the Scientific Research Institute of Petroleum Exploration and Development since February 1997, senior executive of CNPC International (E&D) Ltd. since December 2001, senior deputy general manager of China National Oil & Gas Exploration and Development Corporation since October 2004, president of PetroKazakhstan Inc. and has concurrently been leader of the Kazakhstan Coordination and

Steering Team since November 2005, general manager of China National Oil & Gas Exploration and Development Corporation since September 2008. Mr Bo was appointed as the general manager of PetroChina International Ltd. and general manager of China National Oil & Gas Exploration and Development Corporation in November 2009, and acted concurrently as a Vice President of the Company and the general manager of PetroChina International Ltd. since January 2010.
     Sun Bo, aged 50, is a Vice President of the Company and concurrently the general manager of Central-Asia China Gas Pipeline Company Limited and the general manager of the Kazakhstan branch of the Company. Mr Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He had been appointed as the deputy general manager of Al Waha Oil Company Ltd. since June 1996; vice president of CNPC International (Venezuela) Ltd. since October 1998; chief engineer and deputy general manager of China National Oil & Gas Exploration and Development Corporation and concurrently president of CNPC International (Venezuela) Ltd. since September 1999; general manager of China Petroleum Engineering & Construction Corporation since January 2004; vice chairman and president of CNPC Services & Engineering Ltd. and concurrently general manager of China Petroleum Engineering & Construction Corporation since June 2006. Mr Sun was appointed as the general manager of Central-Asia China Gas Pipeline Company Limited in September 2007, and has acted as a Vice President of the Company and concurrently the general manager of Central-Asia China Gas Pipeline Company Limited and the general manager of the Kazakhstan branch of the Company since January 2010.
     Lin Aiguo, aged 52, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007.
     Wang Daofu, aged 55, is the General Geologist of the Company and director of the Exploration and Development Institute. Mr Wang is a professor-level senior engineer and holder of a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang was appointed as the deputy general manager of Changqing Oilfield Company since September 1999 and its general manager since January 2003. He was elected as one of the representatives of the 11th National People’s Congress in 2008. He became the Chief Geologist of the Company since May 2008, and director of the Exploration and Development Institute since September 2008.

     Huang Weihe, aged 53, is the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holder of a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company.
     2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management
     An extraordinary meeting of the Board of Directors was held on January 15, 2010 by way of circulation of written resolution. It was resolved that Mr Bo Qiliang and Mr Sun Bo be appointed as Vice Presidents of the Company.
     3. Interests of Directors and Supervisors in the Share Capital of the Company
     As at December 31, 2010, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).
     4. Service Contracts of Directors and Supervisors
     No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

     5. Interests of Directors and Supervisors in Contracts
     None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.
     6. Remuneration Policy of the Senior Management
     Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results and the performance of its shares in the market.
     7. Employees of the Group
     As at December 31, 2010, the Group had 552,698 employees (excluding temporary staff) and 63,557 retired members of staff.
     The number of employees by business segment as of December 31, 2010 is set out below:

		Percentage of total no. of
	Number of Employees	employees (%)
Exploration and Production	288,142	52.13
Refining and Chemicals	174,273	31.53
Marketing	65,871	11.92
Natural Gas and Pipeline	19,095	3.46
Other*	5,317	0.96

Total	552,698	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.
     The employee structure by profession as of December 31, 2010 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Production	337,036	60.98
Sales	46,257	8.37
Technology	66,265	11.99
Finance	14,445	2.61
Administration	66,833	12.09
Others	21,862	3.96

Total	552,698	100.00

     The education levels of employees as of December 31, 2010 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	12,211	2.21
University	125,695	22.74
Polytechnic college	126,826	22.95
Technical secondary school, senior middle school, secondary vocational school or below	287,966	52.10

Total	552,698	100.00

     8. Employee Welfare Plans
     Details on employee welfare plans of the Company are set out in note 33 to the financial statements prepared in accordance with IFRS in this annual report.

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES
     The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2008, 2009 and 2010. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

	Crude Oil	Natural Gas	Combined
	(million of	(billion cubic	(millions of barrels
	barrels)	feet)	of oil equivalent)
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2008 (the basis date)	11,221.3	61,189.2	21,419.5
Revisions of previous estimates	-192.6	-1,272.8	-404.6
Extensions and discoveries	1,004.5	5,439.6	1,911.1
Improved recovery	72.9	0	72.9
Production for the year	-843.5	-2,112.2	-1,195.7
Reserves as of December 31, 2009 (the basis date)	11,262.6	63,243.8	21,803.2
Revisions of previous estimates	-77.8	-1,455.8	-320.3
Extensions and discoveries	876.9	5,935.9	1,866.2
Improved recovery	73.7	0	73.7
Production for the year	-857.7	-2,221.2	-1,228.0
Reserves as of December 31, 2010 (the basis date)	11,277.7	65,502.7	22,194.8
Proved Developed Reserves
As of December 31, 2008 (the basis date)	8,324.1	26,666.8	12,768.6
As of December 31, 2009 (the basis date)	7,870.8	30,948.8	13,028.9
As of December 31, 2010 (the basis date)	7,605.4	31,102.4	12,789.1

CORPORATE INFORMATION
Board of Directors

Chairman:	Jiang Jiemin
Vice Chairman:	Zhou Jiping
Executive Director:	Liao Yongyuan
Non-executive Directors:	Wang Yilin	Zeng Yukang
	Wang Fucheng	Li Xinhua
	Wang Guoliang	Jiang Fan
Independent Non-executive Directors:	Chee-Chen Tung	Liu Hongru
	Franco Bernabè	Li Yongwu
Cui Junhui
Secretary to the Board of Directors:	Li Hualin

Supervisory Committee

Chairman:	Chen Ming
Supervisors:	Wen Qingshan	Sun Xianfeng
	Yu Yibo	Wang Yawei
	Qin Gang	Wang Shali
Independent Supervisors:	Li Yuan	Wang Daocheng

Other Senior Management
	Sun Longde	Shen Diancheng
	Liu Hongbin	Zhou Mingchun
	Li Hualin	Zhao Zhengzhang
	Bo Qiliang	Sun Bo
	Lin Aiguo	Wang Daofu
Huang Weihe

Authorised Representative

Li Hualin

Auditors

International Auditors	Domestic Auditors
PricewaterhouseCoopers	PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Certified Public Accountants, Hong Kong	Certified Public Accountants, PRC
22nd Floor	11th Floor PricewaterhouseCoopers Centre
Prince’s Building	202 Hu Bin Road
Central	Shanghai 200021
Hong Kong	PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Clifford Chance	Shearman & Sterling
28th Floor	12th Floor
Jardine House	Gloucester Tower
1 Connaught Place	The Landmark
Central	15 Queen’s Road
Hong Kong	Central
Hong Kong
as to PRC law:
King and Wood
40th Floor, Office Tower A, Beijing Fortune Plaza
7 Dongsanhuan Zhonglu
Chaoyang District
Beijing 100020
PRC
Hong Kong Representative Office
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Hong Kong Share Registrar and Transfer Office
Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers

Industrial and Commercial Bank of	Bank of China, Head Office
China, Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank
25 Finance Street	29 Fuchengmenwai Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Industrial Bank, Headquarters
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Agricultural Bank of China, Head Office	The Hongkong and Shanghai Banking Corporation Limited
No. 23A, Fuxing Road	Hong Kong Office
Haidian District	1 Queen’s Road Central
Beijing, PRC	Hong Kong
Depository
The Bank of New York
P.O. Box 11258
Church Street Station
New York
NY 10286-1258

Publications
     As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before June 30, 2011. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited 9 Dongzhimen North Street, Dongcheng District Beijing 100007 PRC Tel: 86(10) 5998 6223 Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited Unit 3705 Tower 2 Lippo Centre 89 Queensway Hong Kong Tel: (852) 2899 2010 Fax: (852) 2899 2390

USA	The Bank of New York Mellon Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286 — 1258
USA
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shareowners@bankofny.com
Website: http://www.stockbny.com
     Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.
     Investment Information for Reference
     Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION
     The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:
     1. The original of the annual report for 2010 signed by the Chairman of the Board.
     2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.
     3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.
     4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.
     5. Copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.
     6. The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT
     According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2010 and concluded that this annual report truly and objectively represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.
     Signatures of the Directors and Senior Management:
March 17, 2011
This annual report is published in English and Chinese.
In the event of any inconsistency between the two versions, the Chinese version shall prevail.

REPORT OF THE AUDITORS
PwC ZT Shen Zi (2011) No. 10001
(Page 1/2)
To the Shareholders of PetroChina Company Limited:
     We have audited the accompanying financial statements of PetroChina Company Limited (the “Company”), which comprise the consolidated and company balance sheets as at December 31, 2010, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in equity for the year then ended and notes to these financial statements.
1. Management’s responsibility for the financial statements
     Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes:
     (i) Designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;
     (ii) Selecting and applying appropriate accounting policies; and
     (iii) Making accounting estimates that are reasonable in the circumstances.
2. Auditor’s responsibility
     Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Auditing Standards for Certified Public Accountants of China. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

PwC ZT Shen Zi (2011) No. 10001
(Page 2/2)
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.
     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
3. Opinion
     In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company and of the Group as at December 31, 2010, and their financial performance and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company	Certified Public Accountant	Dan Li

Shanghai, the People’s Republic of China, March 17, 2011	Certified Public Accountant	Xiao Wang

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2010
(All amounts in RMB millions unless otherwise stated)

		December	December	December	December
		31, 2010	31, 2009	31, 2010	31, 2009
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets
Cash at bank and on hand	7	52,210	88,284	28,336	66,888
Notes receivable	8	5,955	4,268	9,500	9,704
Accounts receivable	9a	45,005	28,785	5,374	3,314
Advances to suppliers	10	37,935	36,402	24,809	20,120
Other receivables	9b	5,837	4,815	31,942	17,217
Inventories	11	134,888	114,781	106,540	93,740
Other current assets		8,050	18,378	5,483	11,580

Total current assets		289,880	295,713	211,984	222,563

Non-current assets
Available-for-sale financial assets	12	1,935	2,296	517	982
Long-term equity investments	13	63,546	27,562	201,422	146,364
Fixed assets	14	408,041	331,473	325,278	262,421
Oil and gas properties	15	590,484	519,459	398,115	355,038
Construction in progress	17	229,798	212,739	167,245	167,362
Construction materials	16	9,983	12,169	8,741	11,044
Intangible assets	18	37,221	30,622	28,381	23,468
Goodwill	19	3,068	2,818	119	119
Long-term prepaid expenses	20	17,247	14,952	14,533	12,696
Deferred tax assets	34	284	289	—	—
Other non-current assets		4,881	650	316	286

Total non-current assets		1,366,488	1,155,029	1,144,667	979,780

TOTAL ASSETS		1,656,368	1,450,742	1,356,651	1,202,343

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2010 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		December	December	December	December
LIABILITIES AND		31, 2010	31, 2009	31, 2010	31, 2009
SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company

Current liabilities
Short-term borrowings	22	97,175	74,622	100,593	77,339
Notes payable	23	3,039	2,002	443	21
Accounts payable	24	209,015	156,760	129,794	101,135
Advances from customers	25	29,099	21,193	20,505	15,043
Employee compensation payable	26	5,696	5,105	4,552	4,303
Taxes payable	27	57,277	34,963	44,923	24,281
Other payables	28	19,845	17,125	14,236	12,636
Current portion of non-current liabilities	30	5,093	14,229	2,122	13,884
Other current liabilities	31	3,497	62,554	2,462	61,354

Total current liabilities		429,736	388,553	319,630	309,996

Non-current liabilities
Long-term borrowings	32	33,578	36,506	19,429	14,672
Debentures payable	33	97,774	48,965	97,500	48,500
Provisions	29	60,364	44,747	41,048	29,137
Deferred tax liabilities	34	21,424	21,493	6,494	8,219
Other non-current liabilities		3,391	2,367	2,697	1,975

Total non-current liabilities		216,531	154,078	167,168	102,503

Total liabilities		646,267	542,631	486,798	412,499

Shareholders’ equity
Share capital	35	183,021	183,021	183,021	183,021
Capital surplus	36	115,845	116,379	127,987	128,041
Special reserve		8,491	8,075	5,963	6,020
Surplus reserves	37	138,637	125,447	127,537	114,347
Undistributed profits	38	494,146	419,046	425,345	358,415
Currency translation differences		(1,097)	(4,186)	—	—

Equity attributable to equity holders of the Company		939,043	847,782	869,853	789,844

Minority interest	39	71,058	60,329	—	—

Total shareholders’ equity		1,010,101	908,111	869,853	789,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,656,368	1,450,742	1,356,651	1,202,343

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(All amounts in RMB millions unless otherwise stated)

		2010	2009	2010	2009
		The		The	The
Items	Notes	Group	The Group	Company	Company

Operating income	40	1,465,415	1,019,275	982,797	722,571
Less: Cost of sales	40	(970,209)	(633,100)	(648,705)	(447,958)
Tax and levies on operations	41	(177,666)	(129,756)	(138,754)	(107,386)
Selling expenses	42	(57,655)	(48,210)	(46,126)	(39,607)
General and administrative expenses	43	(63,417)	(57,213)	(46,123)	(42,212)
Finance expenses	44	(6,017)	(5,192)	(5,477)	(4,207)
Asset impairment losses	45	(4,408)	(2,448)	(4,304)	(2,264)
Add: Investment income	46	7,043	1,409	56,056	38,637

Operating profit		193,086	144,765	149,364	117,574

Add: Non-operating income	47a	4,162	3,681	2,489	2,974
Less: Non-operating expenses	47b	(8,054)	(8,679)	(6,996)	(7,272)

Profit before taxation		189,194	139,767	144,857	113,276

Less: Taxation	48	(38,519)	(33,389)	(12,960)	(13,468)

Net profit		150,675	106,378	131,897	99,808

Attributable to:
Equity holders of the Company		139,871	103,173	131,897	99,808
Minority interest		10,804	3,205	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	49	0.76	0.56	0.72	0.55
Diluted earnings per share (RMB Yuan)	49	0.76	0.56	0.72	0.55

Other comprehensive income / (loss)	50	2,796	(3,347)	16	81

Total comprehensive income		153,471	103,031	131,913	99,889
Attributable to:
Equity holders of the Company		143,065	101,853	131,913	99,889
Minority interest		10,406	1,178	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(All amounts in RMB millions unless otherwise stated)

		2010	2009	2010	2009
		The
Items	Notes	Group	The Group	The Company	The Company
Cash flows from operating activities

Cash received from sales of goods and rendering of services		1,699,461	1,190,291	1,150,119	839,937
Refund of taxes and levies		616	2,212	616	2,212
Cash received relating to other operating activities		5,123	3,375	8,558	17,148

Sub-total of cash inflows		1,705,200	1,195,878	1,159,293	859,297

Cash paid for goods and services		(957,898)	(603,992)	(626,780)	(427,813)
Cash paid to and on behalf of employees		(82,737)	(67,310)	(62,136)	(50,343)
Payments of taxes and levies		(270,819)	(191,803)	(205,032)	(137,235)
Cash paid relating to other operating activities		(74,950)	(64,756)	(59,116)	(75,606)

Sub-total of cash outflows		(1,386,404)	(927,861)	(953,064)	(690,997)

Net cash flows from operating activities	51a	318,796	268,017	206,229	168,300

Cash flows from investing activities
Cash received from disposal of investments		2,294	11,909	152	11,872

Deregistration of wholly owned subsidiaries to branches		—	—	13	25
Cash received from returns on investments		9,003	2,208	56,717	44,229
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		849	4,079	552	3,338

Sub-total of cash inflows		12,146	18,196	57,434	59,464

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(272,292)	(267,112)	(194,684)	(201,776)
Cash paid to acquire investments		(39,156)	(18,582)	(57,002)	(11,516)

Sub-total of cash outflows		(311,448)	(285,694)	(251,686)	(213,292)

Net cash flows from investing activities		(299,302)	(267,498)	(194,252)	(153,828)

Cash flows from financing activities
Cash received from capital contributions		5,118	7,098	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		5,118	7,098	—	—
Cash received from borrowings		271,022	225,456	191,536	169,040
Cash received relating to other financing activities		297	398	210	373

Sub-total of cash inflows		276,437	232,952	191,746	169,413

Cash repayments of borrowings		(271,532)	(121,159)	(186,112)	(82,787)
Cash payments for interest expenses and distribution of dividends or profits		(62,899)	(57,755)	(58,703)	(55,715)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(2,955)	(2,425)	—	—
Capital reduction of subsidiaries		(2,368)	(671)	—	—
Cash payments relating to other financing activities		(582)	(290)	(460)	(254)

Sub-total of cash outflows		(337,381)	(179,875)	(245,275)	(138,756)

Net cash flows from financing activities		(60,944)	53,077	(53,529)	30,657

Effect of foreign exchange rate changes on cash and cash equivalents		234	179	—	—

Net (decrease) / increase in cash and cash equivalents		(41,216)	53,775	(41,552)	45,129

Add: Cash and cash equivalents at beginning of the period	51b	86,925	33,150	66,888	21,759

Cash and cash equivalents at end of the period	51c	45,709	86,925	25,336	66,888

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010
(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total
					Undistri-	Currency		share-
	Share	Capital	Special	Surplus	buted	translation	Minority	holders’
Items	capital	surplus	reserve	reserves	profits	differences	interest	equity

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Changes in the year of 2009
Total comprehensive income	—	140	—	—	103,173	(1,460)	1,178	103,031
Special reserve - Safety Fund
Transferred from surplus reserves	—	—	6,750	(6,750)	—	—	—	—
Appropriation	—	—	3,605	—	—	—	3	3,608
Utilisation	—	—	(2,280)	—	2,280	—	—	—
Profit distribution
Appropriation to surplus reserves	—	—	—	9,981	(9,981)	—	—	—
Distribution to shareholders	—	—	—	—	(50,092)	—	(2,358)	(52,450)
Other equity movement
Acquisition of subsidiaries	—	(248)	—	—	—	—	590	342
Purchase of minority interest in subsidiaries	—	(179)	—	—	—	—	(354)	(533)
Capital contribution from minority interest	—	1,158	—	—	—	—	5,940	7,098
Capital reduction of subsidiaries	—	—	—	—	—	—	(1,354)	(1,354)
Other	—	(6)	—	—	—	—	(64)	(70)

Balance at December 31, 2009	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total
					Undistri-	Currency		share-
	Share	Capital	Special	Surplus	buted	translation	Minority	holders’
Items	capital	surplus	reserve	reserves	profits	differences	interest	equity

Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

Changes in the year of 2010
Total comprehensive income	—	105	—	—	139,871	3,089	10,406	153,471
Special reserve — Safety Fund
Appropriation	—	—	4,121	—	—	—	27	4,148
Utilisation	—	—	(3,705)	—	1,016	—	(10)	(2,699)
Profit distribution
Appropriation to surplus reserves	—	—	—	13,190	(13,190)	—	—	—
Distribution to shareholders	—	—	—	—	(53,198)	—	(2,995)	(56,193)
Other equity movement
Acquisition of subsidiaries	—	(572)	—	—	—	—	967	395
Purchase of minority interest in subsidiaries	—	(87)	—	—	—	—	(324)	(411)
Capital contribution from minority interest	—	3	—	—	—	—	5,115	5,118
Capital reduction of subsidiaries	—	—	—	—	—	—	(2,368)	(2,368)
Disposal of subsidiaries	—	—	—	—	—	—	(47)	(47)
Other	—	17	—	—	601	—	(42)	576

Balance at December 31, 2010	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010
(All amounts in RMB millions unless otherwise stated)

	Share	Capital	Special	Surplus	Undistributed	Total shareholders’
Items	capital	surplus	reserve	reserves	profits	equity

Balance at January 1, 2009	183,021	127,960	—	109,550	316,708	737,239

Changes in the year of 2009
Total comprehensive income	—	81	—	—	99,808	99,889
Special reserve — Safety Fund
Transferred from surplus reserves	—	—	5,184	(5,184)	—	—
Appropriation	—	—	2,808	—	—	2,808
Utilisation	—	—	(1,972)	—	1,972	—
Profit distribution
Appropriation to surplus reserves	—	—	—	9,981	(9,981)	—
Distribution to shareholders	—	—	—	—	(50,092)	(50,092)

Balance at December 31, 2009	183,021	128,041	6,020	114,347	358,415	789,844

Balance at January 1, 2010	183,021	128,041	6,020	114,347	358,415	789,844

Changes in the year of 2010
Total comprehensive income	—	16	—	—	131,897	131,913
Special reserve — Safety Fund
Appropriation	—	—	3,269	—	—	3,269
Utilisation	—	—	(3,326)	—	820	(2,506)
Profit distribution
Appropriation to surplus reserves	—	—	—	13,190	(13,190)	—
Distribution to shareholders	—	—	—	—	(53,198)	(53,198)
Other equity movement	—	(70)	—	—	601	531

Balance at December 31, 2010	183,021	127,987	5,963	127,537	425,345	869,853

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
1 COMPANY BACKGROUND
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).
     The financial statements were approved by the Board of Directors on March 17, 2011.
2 BASIS OF PREPARATION
     The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).
3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
     The consolidated and the Company’s financial statements for the year ended December 31, 2010 truly and completely present the financial position of the Group and the Company as of December 31, 2010 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.
     These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2010.
4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
     (1) Accounting Period
     The accounting period of the Group starts on January 1 and ends on December 31.
     (2) Recording Currency
     The recording currency of the Company and most of its subsidiaries is Renminbi

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
(“RMB”). The Group’s consolidated financial statements are presented in RMB.
     (3) Measurement Properties
     Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.
     (4) Foreign Currency Translation
     (a) Foreign currency transactions
     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.
     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.
     (b) Translation of financial statements represented in foreign currency
     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.
     (5) Cash and Cash Equivalents
     Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
     (6) Financial Instruments
     (a) Financial assets
     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.
     (i) Receivables
     Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.
     (ii) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative that are either designated in this

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.
     (iii) Financial assets at fair value through profit or loss
     Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. The Group’s financial assets at fair value through profit and loss comprise primarily currency derivatives (Note 53.1(1)).
     (iv) Recognition and measurement
     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.
     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.
     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.
     (v) Impairment of financial assets
     The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.
     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.
     When there is significant or permanent decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity.
     (b) Financial liabilities
     Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.
     Payables, including accounts payable, other payables, etc., are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.
     Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.
     Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.
     A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in the profit or loss.
     (c) Determination of financial instruments’ fair value
     Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the cash flow capitalisation method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group.
     (7) Inventories
     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.
     Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.
     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.
     The Group adopts perpetual inventory system.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
     (8) Long-term Equity Investments
     Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.
     (a) Subsidiaries
     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.
     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period.
     A listing of the Group’s principal subsidiaries is set out in Note 6(1).
     (b) Jointly controlled entities and associates
     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.
     The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity.
     The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.
     The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.
     Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees,

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.
     (c) Impairment of long-term equity investments
     For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.
     (9) Fixed Assets
     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.
     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.
     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.
     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

		Estimated residual	Annual depreciation
	Estimated useful lives	value ratio %	rate %

Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 25.0
Other	5 to 12 years	5	7.9 to 19.0
     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).
     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.
     (10) Oil and Gas Properties
     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.
     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.
     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.
     The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.
     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).
     (11) Construction in progress
     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.
     (12) Intangible Assets
     Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.
     Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.
     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.
     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.
     (13) Research and Development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:
     • In respect of the technology, it is feasible to finish the intangible asset for use or sale;
     • It is intended by management to finish and use or sell the intangible asset;
     • It is able to prove the ways whereby the intangible asset is to generate economic benefits;
     • With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and
     • The costs attributable to the development of the intangible asset can be reliably measured.
     Costs incurred on development projects not satisfying the above conditions shall be recorded in the profit and loss of the current period. Costs incurred on development recorded

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
in the profit and loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.
     (14) Long-term Prepaid Expenses
     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.
     (15) Impairment of Non-current Assets
     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.
     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.
     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.
     (16) Borrowing Costs
     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.
     For a borrowing taken specifically for the acquisition or construction activities for preparing a fixed-asset eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
     Where a general borrowing is used for the acquisition or construction of a fixed asset eligible for capitalisation, the enterprise shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.
     (17) Employee Compensation
     Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.
     Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.
     (18) Provisions
     Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.
     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.
     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.
     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.
     (19) Deferred Tax Assets and Deferred Tax Liabilities
     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 (All amounts in RMB millions unless otherwise stated)
deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.
     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.
     Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
     Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:
     • Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;
     • This entity is legally allowed to settle its current tax assets and liabilities on a net basis.
     (20) Revenue Recognition
     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.
     Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:
     (a) Sales of goods
     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.
     (b) Rendering of services
     The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.
     (c) Transfer of the assets use rights
     Interest income is recognised on a time-proportion basis using the effective interest method.
     Revenue from operating lease is recognised using the straight-line method over the period of the lease.
     (21) Leases
     Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group had no significant finance lease.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
     (22) Dividend Distribution
     Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.
     (23) Business Combination
     (a) Business combination under common control
     The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.
     Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.
     (b) Business combination not under common control
     The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in the income statement.
     Costs which are directly attributable to the business combination are recorded in the income statement when incurred.
     (24) Basis of Preparation of Consolidated Financial Statements
     The scope of consolidated financial statements includes the Company and its subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.
     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.
     All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement.
     (25) Segment Reporting
     The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
segments, the Group determines the reporting and disclosure of segmental information.
     An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.
     The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.
     (26) Critical Accounting Estimates and Judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key factors in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.
     (b) Estimated impairment of fixed assets and oil and gas properties
     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
5 TAXATION
     The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis

Value Added Tax (the “VAT”)	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	Based on quantities	RMB 14 -30 yuan per ton for crude oil, and RMB 7-15 yuan per thousand of cubic meters for natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities	RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel. RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.
     In accordance with the regulations by the MOF and the State Administration of Taxation (the “SAT”) Cai Shui [2010] No.54 “Requirements in relation to a number of issues regarding the reform of oil and gas resource tax in Xinjiang”, effective from June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on price at the rate of 5%.
     In accordance with the regulations by MOF and the SAT Cai Shui [2010] No. 112 “Notification on certain questions on the reform of resource tax on crude oil and natural gas in the western regions”, effective from December 1,2010, oil and natural gas resource tax reform was implemented in western provinces and cities such as Chongqing, Sichuan, Guizhou, Yunnan, Shanxi, Gansu, Ningxia, Qinghai, Xinjiang, Inner Mongolia, Guangxi and Hubei etc.. The resource tax on crude oil and natural gas shall be levied based prices of resources and at a rate of 5%.
     In accordance with the regulations by SAT Guo Shui Han [2010] No.623 “Notification on Corporate Income Tax collection and management for Petrochina Company Limited and China Petroleum and Chemical Company Limited” issued on December 14, 2010, all subsidiaries of the Company who are legal persons shall declare and pay their corporate income taxes (to local taxation authorities) based on the relevant requirements of the Corporate Income Tax Law.
     In accordance with the regulations by SAT Guo Shui Fa [2002] No.47 “Notice of the SAT

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China”, some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and the preferential tax rate is valid until 2010. In accordance with the regulations by the Central People’s Government of the People’s Republic of China (the “GOV”) Guo Fa [2007] No.39 “Notice of the GOV on the transitional preferential policy of Corporate Income Tax”, the above preferential tax rate is valid until 2010, when the policy expires.
6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS
     (1) Principal subsidiaries

									Attribu-
			Country					Closing	table	Attribu-	Con-
	Type of		of	Register-				effective	equity	table	soli-
	sub-	Acquisi-	incorpo-	ed	Principal	Type of Legal	Legal repre-	invest-	interest	voting	dated
Company name	sidiary	tion method	ration	capital	activities	Entity	senta-tive	ment cost	%	rights %	or not

Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Wang Yong chun	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited	Direct	Business combina-tion under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Bo Qiliang	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Direct	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	N/A	HKD 7,592 million	100.00	100.00	Yes

PetroChina International Investment Company Limited	Direct	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, oilsands and coalbed methane outside the PRC	Limited liability company	Bo Qiliang	31,314	100.00	100.00	Yes

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (2) Exchange rates of international operations’ major financial statement items

	Assets and liabilities		Revenue, expense
Company name	December 31, 2010	December 31, 2009	and cash items

PetroKazakhstan Inc.	USD 1=RMB 6.6227 yuan	USD 1=RMB 6.8282 yuan	the approximate exchange rates at the date of the transactions
PetroChina Hong Kong Limited	HKD 1=RMB 0.8509 yuan	HKD 1=RMB 0.8805 yuan	the approximate exchange rates at the date of the transactions
Singapore Petroleum Company Limited	SGD 1=RMB 5.1346 yuan	SGD 1=RMB 4.8921 yuan	the approximate exchange rates at the date of the transactions
7 CASH AT BANK AND ON HAND

	December 31, 2010	December 31, 2009

Cash on hand	79	64
Cash at bank	48,177	82,119
Other cash balances	3,954	6,101

	52,210	88,284

     The Group’s cash at bank and on hand include the following foreign currencies as of December 31, 2010:

	Foreign currency	Exchange rate	RMB equivalent

USD	1,400	6.6227	9,272
HKD	477	0.8509	406
Kazakhstan (“Tenge”)	3,535	0.0447	158
Other			3,121

			12,957

     The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2009:

	Foreign currency	Exchange rate	RMB equivalent

USD	2,390	6.8282	16,319
HKD	4,435	0.8805	3,905
Kazakhstan (“Tenge”)	8,717	0.0460	401
Other			563

			21,188

     The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.
     As of December 31, 2010, other cash balances of RMB 2,262 (2009: RMB 4,740) is pledged as collateral for short-term borrowings of RMB 2,262 (Note 22).
     As of December 31, 2010, time deposits of USD 120 million (2009: USD 120 million) is

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
pledged as collateral for long-term borrowings of USD 120 million (2009: USD 120 million) (Note 32); and time deposits of USD 17 million (2009: USD 34 million) is pledged as collateral for its associates borrowings.
8 NOTES RECEIVABLE
     Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.
     As of December 31, 2010, notes receivable of RMB 100 (2009: RMB 1,050) is impawned for the subsidiary’s short-term borrowings of RMB 100 within the Group (2009: RMB 1,050) (Note 22).
     As of December 31, 2010, all notes receivable of the Group are due within one year.
9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
     (a) Accounts receivable

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Accounts receivable	46,057	30,909	6,242	5,236

Less: Provision for bad debts	(1,052)	(2,124)	(868)	(1,922)

	45,005	28,785	5,374	3,314

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	44,694	97	(5)	28,579	92	(18)
1 to 2 years	189	1	(12)	112	1	(6)
2 to 3 years	47	—	(2)	84	—	(4)
Over 3 years	1,127	2	(1,033)	2,134	7	(2,096)

	46,057	100	(1,052)	30,909	100	(2,124)

	Company
	December 31, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	5,135	83	—	3,198	61	—
1 to 2 years	148	2	—	34	1	(1)
2 to 3 years	25	—	—	52	1	(3)
Over 3 years	934	15	(868)	1,952	37	(1,918)

	6,242	100	(868)	5,236	100	(1,922)

     As of December 31, 2010, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 6,194 (2009: RMB 2,351).
     As of December 31, 2010, the top five debtors of accounts receivable of the Group amounted to RMB 12,807, representing 28% of total accounts receivable.
     During the year ended December 31, 2010, the Group had written off certain provision for bad debts which related to accounts receivable due from third-parties that existed prior to December 31, 2000 as they were deemed to be impaired (During the year ended December 31, 2009, the Group had no significant write-off of the provision for bad debts against accounts receivable).
     (b) Other receivables

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Other receivables	8,670	8,528	32,898	18,936
Less: Provision for bad debts	(2,833)	(3,713)	(956)	(1,719)

	5,837	4,815	31,942	17,217

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	4,851	56	(20)	3,406	40	(2)
1 to 2 years	469	5	(1)	988	12	(103)
2 to 3 years	153	2	(2)	274	3	(16)
Over 3 years	3,197	37	(2,810)	3,860	45	(3,592)

	8,670	100	(2,833)	8,528	100	(3,713)

	Company
	December 31, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	31,355	96	(4)	16,708	88	(2)
1 to 2 years	285	1	—	214	1	—
2 to 3 years	134	—	—	136	1	—
Over 3 years	1,124	3	(952)	1,878	10	(1,717)

	32,898	100	(956)	18,936	100	(1,719)

     As of December 31, 2010, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 1,133 (2009: RMB 259).
     As of December 31, 2010, the top five debtors of other receivables of the Group amounted to RMB 1,943, representing 22% of total other receivables.
     During the year ended December 31, 2010, the Group had written off certain provision for bad debts which related to other receivables due from third-parties that existed prior to December 31, 2000 as they were deemed to be impaired (During the year ended December 31, 2009, the Group had no significant write-off of the provision for bad debts against other receivables).
10 ADVANCES TO SUPPLIERS

	December 31, 2010	December 31, 2009

Advances to suppliers	37,949	36,430

Less: Provision for bad debts	(14)	(28)

	37,935	36,402

     As of December 31, 2010 and 2009, advances to suppliers of the Group are mainly aged within one year.
     As of December 31, 2010, advances to suppliers from shareholders who hold 5% or more

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
of the voting rights in the Company amounted to RMB 21,661(2009: RMB 16,037).
11 INVENTORIES

	December 31, 2010	December 31, 2009

Cost

Crude oil and other raw materials	39,574	30,928
Work in progress	13,652	7,006
Finished goods	82,353	77,685
Turnover materials	31	28

	135,610	115,647
Less: Write down in inventories	(722)	(866)

Net book value	134,888	114,781

     As of December 31, 2010, invento ries of RMB 30 are pledged as collateral for the Group’s short-term borrowings of RMB 30 (Note 22).
12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2010	December 31, 2009

Available-for-sale debenture	6	6
Available-for-sale equity instrument	2,337	2,804

Less: Provision for impairment	(408)	(514)

	1,935	2,296

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
13 LONG-TERM EQUITY INVESTMENTS

	Group
	December			December
	31, 2009	Addition	Reduction	31, 2010

Associates and jointly controlled entities (a)	27,753	44,151	(8,167)	63,737

Less : Provision for impairment (b)	(191)			(191)

	27,562			63,546

	Company
	December			December
	31, 2009	Addition	Reduction	31, 2010

Subsidiaries (c)	143,667	44,560	(617)	187,610
Associates and jointly controlled entities	2,899	11,786	(671)	14,014

Less : Provision for impairment	(202)			(202)

	146,364			201,422

     As of December 31, 2010, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.
     (a) Investments in principal associates and jointly controlled entities

						December		For the year ended
						31, 2010		December 31, 2010
	Country of			Interest	Voting			Total
	incorpo-	Principal	Register-	held	rights	Total	Total	net		Net
	ration	activities	ed capital	%	%	assets	liabilities	assets	Revenues	profit

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	10,373	11,258	(885)	35,704	1,160

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	8,039	5,210	2,829	37,552	388

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	5,441	49.00	49.00	460,387	438,218	22,169	10,339	3,294

Arrow Energy Holdings Pty Ltd.	Australia	Exploration and development of coal seam gas	AUD 2	50.00	50.00	48,299	13,370	34,929	387	342

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     Investments in associates and jointly controlled entities are listed below.

					Share of
					profit of			Associates
					investees			transferred
	Initial				under	Cash	Currency	to	Decem-
	investment	December	Addi-	Reduc-	equity	dividend	translation	subsidiar-	ber
	cost	31, 2009	tion	tion	method	declared	differences	ies	31, 2010

Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—
China Marine Bunker (PetroChina) Co., Ltd.	740	1,454	—	—	187	(150)	(4)	—	1,487
China Petroleum Finance Co., Ltd. (i)	9,917	—	10,518	(84)	965	(187)	—	—	11,212
Arrow Energy Holdings Pty Ltd. (ii)	15,675	—	15,675	—	171	—	1,619	—	17,465

(i)	In 2010, the Company paid a cash consideration of RMB9,618 million for subscription of new registered capital of RMB2,441 million in China Petroleum Finance Co., Ltd. (“CP Finance”). The balance of RMB7,177 million was accounted into the capital surplus of CP Finance. The shareholding of the Company in CP Finance increased from 7.5% to 49.0%. CP Finance is recorded using the equity method of accounting in the Company’s financial statements.

(ii)	In 2010, CS CSG (Australia) Pty Ltd. (the “Joint Venture Company”) was formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.. PetroChina International Investment Company Limited holds 50% equity interest in the Joint Venture Company.

On August 23, 2010, the Joint Venture Company acquired 100% equity interest in Arrow Energy Limited for a total consideration of approximately 3.5 billion Australian Dollars (“AUD”) (approximately RMB 21,120 million), representing AUD4.70 per share of Arrow Energy in cash. The Joint Venture Company has now been renamed as Arrow Energy Holdings Pty Ltd..
     (b) Provision for impairment

	December 31, 2010	December 31, 2009

Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(82)	(82)

	(191)	(191)

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (c) Subsidiaries
     Principal subsidiaries of the company

			For the year ended
	December 31, 2010		December 31, 2010
	Total			Net
	assets	Total liabilities	Revenue	profit

Daqing Oilfield Company Limited	193,753	76,803	189,009	51,560
CNPC Exploration and Development Company Limited	107,472	24,678	47,541	13,898
PetroChina HongKong Limited	28,514	9,782	7,677	3,171
PetroChina International Investment Company Limited	43,993	10,108	274	(78)
     Investment in subsidiaries:

	Initial				Disposal or
	investment	Additional	December	Additional	deduction	Transferred	December
	cost	investment	31, 2009	investment	of capital	to branch	31, 2010

Daqing Oilfield Company Limited	66,720	—	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	—	23,778	—	—	—	23,778
PetroChina HongKong Limited	6,719	—	6,719	—	—	—	6,719
PetroChina International Investment Company Limited	31,314	29,314	2,000	29,314	—	—	31,314
Other			44,450	15,246	(585)	(32)	59,079

Total			143,667	44,560	(585)	(32)	187,610

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
14 FIXED ASSETS

	December			December
	31, 2009	Addition	Reduction	31, 2010

Cost
Buildings	113,158	17,955	(1,728)	129,385
Equipment and Machinery	454,761	99,074	(4,889)	548,946
Motor Vehicles	20,543	3,300	(736)	23,107
Other	11,067	1,908	(207)	12,768

Total	599,529	122,237	(7,560)	714,206

Accumulated depreciation
Buildings	(30,910)	(6,366)	740	(36,536)
Equipment and Machinery	(201,945)	(32,384)	3,012	(231,317)
Motor Vehicles	(10,055)	(1,800)	414	(11,441)
Other	(3,697)	(1,042)	167	(4,572)

Total	(246,607)	(41,592)	4,333	(283,866)

Fixed assets, net
Buildings	82,248			92,849
Equipment and Machinery	252,816			317,629
Motor Vehicles	10,488			11,666
Other	7,370			8,196

Total	352,922			430,340

Provision for impairment
Buildings	(3,262)	(105)	141	(3,226)
Equipment and Machinery	(18,114)	(1,482)	601	(18,995)
Motor Vehicles	(38)	(1)	1	(38)
Other	(35)	(6)	1	(40)

Total	(21,449)	(1,594)	744	(22,299)

Net book value
Buildings	78,986			89,623
Equipment and Machinery	234,702			298,634
Motor Vehicles	10,450			11,628
Other	7,335			8,156

Total	331,473			408,041

     Depreciation provided on fixed assets for the year ended December 31, 2010 was RMB 39,286. Cost transferred from construction in progress to fixed assets was RMB 109,144.
     As of December 31, 2010, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 812.
     As of December 31, 2010, fixed assets of RMB 29 are pledged as collateral for the Group’s short-term borrowings of RMB 16 (Note 22).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
15 OIL AND GAS PROPERTIES

	December			December
	31, 2009	Addition	Reduction	31, 2010

Cost
Mineral interests in unproved properties	2,388	14,949	(396)	16,941
Wells and related facilities	886,719	127,083	(5,550)	1,008,252

Total	889,107	142,032	(5,946)	1,025,193

Accumulated depletion
Wells and related facilities	(360,875)	(65,936)	3,537	(423,274)

Total	(360,875)	(65,936)	3,537	(423,274)

Oil and gas properties, net
Mineral interests in unproved properties	2,388			16,941
Wells and related facilities	525,844			584,978

Total	528,232			601,919

Provision for impairment
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(8,773)	(2,762)	100	(11,435)

Total	(8,773)	(2,762)	100	(11,435)

Net book value
Mineral interests in unproved properties	2,388			16,941
Wells and related facilities	517,071			573,543

Total	519,459			590,484

     Depletion provided on oil and gas properties for the year ended December 31, 2010 was RMB 65,100.
     As of December 31, 2010, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 52,954. Related depletion charge for the year ended December 31, 2010 was RMB 3,890.
16 CONSTRUCTION MATERIALS
     The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
17 CONSTRUCTION IN PROGRESS

							Proportion
							of		Including:
				Trans-			construc-		capitalis-
				ferred to			tion	Capitalis-	ed
		Decem-		fixed assets	Other	Decem-	compared	ed	interest
		ber		or oil and gas	Reduc-	ber	to budget	interest	expense for	Source
Project Name	Budget	31, 2009	Addition	properties	tion	31, 2010%		expense	current year	of fund

Lanzhou-Zhengzhou- Changsha Refined Products Pipeline	11,900	4,855	1,476	(1,949)	—	4,382	96	527	90	Self & Loan
Second West-East Gas Pipeline	142,243	45,418	15,859	(25,817)	—	35,460	43	2,070	934	Self & Loan
Fushun Petrochemical ethylene expansion project	15,606	2,978	6,091	—	—	9,069	58	203	141	Self & Loan
Sichuan project with an ethylene output of 0.8 million tons per year	22,049	2,051	3,370	(124)	—	5,297	25	—	—	Self
Sichuan 10 million tons crude oil per year refinery project	17,000	632	4,369	—	—	5,001	29	—	—	Self
Other		157,080	218,206	(193,742)	(10,812)	170,732		2,418	2,727

		213,014	249,371	(221,632)	(10,812)	229,941		5,218	3,892
Less: Provision for impairment		(275)				(143)

		212,739				229,798

     For the year ended December 31, 2010, the capitalised interest expense amounted to RMB 3,892 (2009: RMB 3,201). The annual interest rates used to determine the capitalised amount in 2010 are from 5.184% to 5.364%.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
18 INTANGIBLE ASSETS

	December			December
	31, 2009	Addition	Reduction	31, 2010

Cost
Land use rights	23,486	5,211	(327)	28,370
Patents	2,984	161	—	3,145
Other (i)	12,672	3,891	(409)	16,154

Total	39,142	9,263	(736)	47,669

Accumulated amortisation
Land use rights	(3,034)	(720)	10	(3,744)
Patents	(1,668)	(173)	—	(1,841)
Other	(3,095)	(1,207)	145	(4,157)

Total	(7,797)	(2,100)	155	(9,742)

Intangible assets, net
Land use rights	20,452			24,626
Patents	1,316			1,304
Other	9,577			11,997

Total	31,345			37,927

Provision for impairment	(723)	(4)	21	(706)

Net book value	30,622			37,221

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.
     Armotisation provided on intangible assets for the year ended December 31, 2010 was RMB 2,048.
     Research and development expenditures for the year ended December 31, 2010 amounted to RMB 11,840 (2009: RMB 9,887), which have been recognised in the income statement.
     As of December 31, 2010, intangible assets of RMB 12 are pledged as collateral for the Group’s short-term borrowings of RMB 6 (Note 22).
19 GOODWILL
     The goodwill of the Group was mainly generated from a business combination not under common control .

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
20 LONG-TERM PREPAID EXPENSES

	December			December
	31, 2009	Addition	Reduction	31, 2010

Advance lease payments (i)	10,335	3,332	(1,597)	12,070
Other	4,617	1,840	(1,280)	5,177

Total	14,952	5,172	(2,877)	17,247

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.
     Armotisation provided on long-term prepaid expenses for the year ended December 31, 2010 was RMB 2,531.
21 PROVISION FOR ASSETS

	December		Reduction		December
	31, 2009	Addition	Reversal	Write-off	31, 2010

Bad debts provision	5,865	36	(210)	(1,792)	3,899

Including:
Bad debts provision for accounts receivable	2,124	9	(74)	(1,007)	1,052
Bad debts provision for other receivables	3,713	21	(130)	(771)	2,833
Bad debts provision for advances to suppliers	28	6	(6)	(14)	14
Provision for declines in the value of inventories	866	239	(42)	(341)	722
Provision for impairment of available-for-sale financial assets	514	4	—	(110)	408
Provision for impairment of long-term equity investments	191	—	—	—	191
Provision for impairment of fixed assets	21,449	1,594	—	(744)	22,299
Provision for impairment of oil and gas properties	8,773	2,762	—	(100)	11,435
Provision for impairment of construction in progress	275	21	—	(153)	143
Provision for impairment of intangible assets	723	4	—	(21)	706

Total	38,656	4,660	(252)	(3,261)	39,803

22 SHORT-TERM BORROWINGS

	December 31, 2010	December 31, 2009

Guarantee – RMB	5,421	144
Pledge – RMB	2,314	5,003
Impawn – RMB	100	1,322
Unsecured – RMB	76,173	55,875
Unsecured – USD	12,749	12,278
Unsecured – SGD	418	—

	97,175	74,622

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     As of December 31, 2010, short-term borrowings which were guaranteed by CNPC and its subsidiaries amounted to RMB 421.
     As of December 31, 2010, the short-term pledged borrowings were secured by inventories with a net book value of RMB 30 (2009: RMB 120), fixed assets of a net book value of RMB 29 (2009: RMB 235), intangible assets with a net book value of RMB 12 (2009: RMB 13) and other cash balances of RMB 2,262 (2009: 4,740) as collateral.
     As of December 31, 2010, the short-term impawned borrowings were secured by notes receivable of RMB 100 (2009: RMB 1,050).
     The weighted average interest rate for short-term borrowings as of December 31, 2010 is 3.61% per annum (2009: 3.15%).
23 NOTES PAYABLE
     As of December 31, 2010 and 2009, notes payable represented bank and trade accepted notes. All notes are matured within one year.
24 ACCOUNTS PAYABLE
     As of December 31, 2010, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 63,125 (2009: RMB 52,044).
     As of December 31, 2010, accounts payable aged over one year amounted to RMB 21,554 (2009: RMB 16,040), and mainly comprised of payables to several suppliers and were not settled.
25 ADVANCES FROM CUSTOMERS
     As of December 31, 2010, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 899 (2009: RMB 418).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
26 EMPLOYEE COMPENSATION PAYABLE

	December			December
	31, 2009	Addition	Reduction	31, 2010

Wages, salaries and allowances	2,911	56,292	(55,897)	3,306
Staff Welfare	—	5,950	(5,948)	2
Social security contributions	683	14,220	(14,201)	702
Including: Medical insurance	346	3,451	(3,386)	411
Basic endowment insurance	160	7,861	(7,870)	151
Unemployment insurance	32	583	(575)	40
Work-related injury insurance	36	379	(377)	38
Maternity insurance	11	179	(178)	12
Housing fund	45	4,591	(4,604)	32
Labour union funds and employee education funds	1,358	2,058	(1,853)	1,563
Other	108	217	(234)	91

	5,105	83,328	(82,737)	5,696

     As of December 31, 2010, employee benefits payable did not contain any balance in arrears.
27 TAXES PAYABLE

	December 31, 2010	December 31, 2009

Income tax payable	22,169	9,721
Consumption tax payable	11,073	8,087
Crude oil special levy payable	14,788	9,897
Other	9,247	7,258

	57,277	34,963

28 OTHER PAYABLES
     As of December 31, 2010, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 2,393 (2009: RMB 2,627).
     As of December 31, 2010, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 5,804 (2009: RMB 5,639).
29 PROVISIONS

	December 31, 2009	Addition	Reduction	December 31, 2010

Assets retirement obligations	44,747	16,118	(501)	60,364

	44,747	16,118	(501)	60,364

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     Assets retirement obligations are related to oil and gas properties.
30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2010	December 31, 2009

Long-term borrowings due within one year
Guarantee – RMB	32	145
Guarantee – USD	70	67
Guarantee – Other	27	—
Pledge – RMB	—	10
Impawn – RMB	30	20
Unsecured – RMB	47	11,363
Unsecured – USD	2,684	2,427
Unsecured – Other	37	26

	2,927	14,058
Debentures payable due within one year	2,166	171

	5,093	14,229

     The above-mentioned long-term guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.
     The five largest long-term borrowings due within one year:

					December 31, 2010		December 31, 2009
	Starting	Termination			Foreign		Foreign
	date	date	Currency	Rate	currency	RMB	currency	RMB

Bank of China	July 15, 2008	June 20, 2011	USD	LIBOR plus 0.80%	400	2,649	—	—

China Minsheng Banking Corp.,Ltd.	May 6, 2008	May 6, 2011	RMB	Three year benchmark lending rate	—	20	—	—

China Minsheng Banking Corp.,Ltd.	March 20, 2008	March 20, 2011	RMB	Three year benchmark lending rate	—	10	—	—

Agricultural Bank of China	August 29, 2006	August 29, 2011	RMB	Five year benchmark lending rate	—	10	—	—

Agricultural Bank of China	April 20, 2006	April 20, 2011	RMB	Five year benchmark lending rate	—	10	—	—

						2,699		—

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
31 OTHER CURRENT LIABILITIES

	December 31, 2010	December 31, 2009

Short-term financing bills	—	60,000
Other	3,497	2,554

	3,497	62,554

32 LONG-TERM BORROWINGS

	December 31, 2010	December 31, 2009

Guarantee – RMB	296	665
Guarantee – USD	269	345
Guarantee – Other	171	—
Pledge – RMB	—	665
Pledge – USD	795	819
Impawn – RMB	75	95
Unsecured – RMB	17,591	22,754
Unsecured – USD	14,000	25,019
Unsecured – CAD	2,977	—
Unsecured – Other	331	202

	36,505	50,564
Less: Long-term borrowings due within one year (Note 30)	(2,927)	(14,058)

	33,578	36,506

     As of December 31, 2010, the above-mentioned long-term pledged borrowings were secured by time deposits of USD 120 million (2009: USD 120 million) (Note 7).
     The above-mentioned long-term impawned borrowings were impawned by the fees collection rights derived from sales of natural gas.
     The above-mentioned long-term guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:	December 31, 2010	December 31, 2009

Between one and two years	7,056	10,041
Between two and five years	17,172	16,321
After five years	9,350	10,144

	33,578	36,506

     The weighted average interest rate for long-term borrowings as of December 31, 2010 is 3.02% (2009: 3.20%).
     The fair values of long-term borrowings amounted to RMB 35,763 (2009: RMB 50,328). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the borrowings).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     The five largest long-term borrowings:

					December 31, 2010		December 31, 2009
		Termination			Foreign		Foreign
	Starting date	date	Currency	Rate	currency	RMB	currency	RMB

China Petroleum Finance Co., Ltd.	June 5, 2009	June 5, 2012	RMB	4.32%	—	5,000	—	5,000
China Petroleum Finance Co., Ltd.	March 14, 2010	March 14, 2013	RMB	4.32%	—	4,000	—	—
Bank of China	July 15, 2009	June 16, 2014	USD	LIBOR plus 1.00%	530	3,510	760	5,189
China Petroleum Finance Co., Ltd.	February 3, 2010	February 3, 2013	CAD	LIBOR plus 1.00%	451	2,977	—	—
China Petroleum Finance Co., Ltd.	Apirl 22, 2002	Apirl 22, 2032	RMB	4.75%	—	2,800	—	2,800

						18,287		12,989

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
33 DEBENTURES PAYABLE

			Annual
	Issue	Term of	interest	December			December
Debentures’ Name	date	Debentures	rate%	31, 2009	Addition	Reduction	31, 2010

2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2006 PetroChina Company Limited Corporate debentures	October 23, 2006	5 - year	3.76	2,000	—	—	2,000
2009 PetroChina Company Limited first tranche medium-term notes	January 13, 2009	3 - year	2.70	15,000	—	—	15,000
2009 PetroChina Company Limited second tranche medium-term notes	March 19, 2009	3 - year	2.28	15,000	—	—	15,000
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	—	—	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	—	11,000	—	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	—	20,000	—	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	—	20,000	—	20,000
Other				636	—	(196)	440

				49,136	51,000	(196)	99,940

Less: Debentures Payable due within one year				(171)			(2,166)

				48,965			97,774

(i)	The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.
     The above-mentioned debentures were issued at the par value, without premium or discount.
     The fair values of the debentures amounted to RMB 98,179 (2009: RMB 47,733). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company’s availability of financial instruments (terms and characteristics similar to the borrowings).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
34 DEFERRED TAX ASSETS AND LIABILITIES
     Deferred tax assets and liabilities before offset are listed as below:
(a) Deferred tax assets

	December 31, 2010		December 31, 2009
		Deductible		Deductible
	Deferred	temporary	Deferred	temporary
	tax assets	differences	tax assets	differences

Provision for impairment of assets	5,582	22,287	5,352	21,907
Wages and welfare	851	3,404	586	2,742
Carry forward of losses	352	1,105	166	795
Other	10,239	40,990	7,458	30,299

	17,024	67,786	13,562	55,743

     (b) Deferred tax liabilities

	December 31, 2010		December 31, 2009
		Taxable		Taxable
	Deferred	temporary	Deferred	temporary
	tax liabilities	differences	tax liabilities	differences

Depreciation and depletion of fixed assets and oil and gas properties	35,065	140,122	32,228	133,277
Other	3,099	19,831	2,538	16,084

	38,164	159,953	34,766	149,361

     Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2010	December 31, 2009

Deferred tax assets	284	289
Deferred tax liabilities	21,424	21,493
35 SHARE CAPITAL

	December 31, 2010	December 31, 2009

H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.
     Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.
     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.
     The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on            September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.
     The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
36 CAPITAL SURPLUS

	December			December
	31, 2009	Addition	Reduction	31, 2010

Capital premium	74,155	—	(572)	73,583
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Fair values of available-for-sale financial assets	164	105	—	269
Other	1,105	20	(87)	1,038

	116,379	125	(659)	115,845

37 SURPLUS RESERVES

	December			December
	31, 2009	Addition	Reduction	31, 2010

Statutory Surplus Reserves	125,407	13,190	—	138,597
Discretionary Surplus Reserves	40	—	—	40

	125,447	13,190	—	138,637

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.
     The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2010 (2009: None).
38 UNDISTRIBUTED PROFITS

2010

Undistributed profits at beginning of the period	419,046
Add: Net profit attributable to equity holders of the Company	139,871
Special reserve – Safety Fund	1,016
Other	601
Less: Appropriation to statutory surplus reserves	(13,190)
Ordinary share dividends payable	(53,198)

Undistributed profits at end of the period	494,146

     At the meeting on March 17, 2011, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2010 of RMB 0.18357 yuan per share, amounting to a total of RMB 33,597, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.
39 MINORITY INTEREST
     Minority interest attributable to minority shareholders of subsidiaries

	December 31, 2010	December 31, 2009

CNPC Exploration and Development Company Limited	35,867	31,333
PetroKazakhstan Inc.	5,135	4,755
KunLun Energy Company Limited (i)	9,026	6,972
Other	21,030	17,269

	71,058	60,329

(i)	Kunlun Energy Limited is formerly known as CNPC (Hong Kong) Limited.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
40 OPERATING INCOME AND COST OF SALES

	Group
	2010	2009

Income from principal operations (a)	1,429,727	991,945
Income from other operations (b)	35,688	27,330

	1,465,415	1,019,275

	Group
	2010	2009

Cost of sales from principal operations (a)	936,937	605,898
Cost of sales from other operations (b)	33,272	27,202

	970,209	633,100

     Income from the Group’s five largest customers for the year ended December, 2010 was RMB 176,517, representing 12% of the Group’s total operating income.

	Company
	2010	2009

Income from principal operations (a)	963,315	707,316
Income from other operations (b)	19,482	15,255

	982,797	722,571

	Company
	2010	2009

Cost of sales from principal operations (a)	629,218	431,786
Cost of sales from other operations (b)	19,487	16,172

	648,705	447,958

     Income from the Company’s five largest customers for the year ended December 31, 2010 was RMB 110,826, representing 11% of the Company’s total operating income.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (a) Income from and cost of sales from principal operations

	Group
	2010		2009
	Income	Cost	Income	Cost

Exploration and production	525,895	263,328	391,862	216,733
Refining and Chemicals	657,728	516,927	493,645	362,110
Marketing	1,128,000	1,062,145	764,358	705,885
Natural gas and pipeline	115,181	89,873	76,463	54,024
Other	348	113	293	206
Intersegment elimination	(997,425)	(995,449)	(734,676)	(733,060)

Total	1,429,727	936,937	991,945	605,898

	Company
	2010		2009
	Income	Cost	Income	Cost

Exploration and production	407,583	279,433	305,382	222,538
Refining and Chemicals	658,144	517,557	493,056	361,728
Marketing	650,425	598,469	481,990	436,175
Natural gas and pipeline	84,998	66,315	64,673	47,032
Other	178	86	117	150
Intersegment elimination	(838,013)	(832,642)	(637,902)	(635,837)

Total	963,315	629,218	707,316	431,786

     (b) Income from and cost of sales from other operations

	Group
	2010		2009
	Income	Cost	Income	Cost

Sale of materials	10,160	9,696	10,248	10,117
Other	25,528	23,576	17,082	17,085

Total	35,688	33,272	27,330	27,202

	Company
	2010		2009
	Income	Cost	Income	Cost

Sale of materials	3,776	3,137	3,786	3,671
Other	15,706	16,350	11,469	12,501

Total	19,482	19,487	15,255	16,172

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
41 TAX AND LEVIES ON OPERATIONS

	2010	2009

Business tax	1,466	1,217
City maintenance and construction tax	11,355	9,090
Educational surcharge	6,058	4,583
Consumption tax	89,670	82,429
Resource tax	9,796	6,336
Crude oil special levy	52,172	20,020
Other	7,149	6,081

	177,666	129,756

42 SELLING EXPENSES

	2010	2009

Employee Compensation Costs	13,248	10,429
Depreciation, depletion and amortisation	4,541	4,001
Transportation expense	24,367	20,034
Lease, packing, warehouse storage expenses	4,487	3,967
Other	11,012	9,779

	57,655	48,210

43 GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2009

Employee Compensation Cost	20,194	17,197
Depreciation, depletion and amortisation	5,295	4,560
Repair expense	8,371	7,115
Lease, packing, warehouse storage expenses	3,576	3,274
Safety Fund	5,164	5,778
Other Taxes	5,455	4,383
Other	15,362	14,906

	63,417	57,213

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
44 FINANCE EXPENSES

	2010	2009

Interest expense	6,321	5,272
Less: Interest income	(1,983)	(1,459)
Exchange losses	2,857	1,335
Less: Exchange gains	(1,685)	(552)
Other	507	596

	6,017	5,192

45 ASSET IMPAIRMENT LOSSES

	2010	2009

Impairment losses for bad debts provision	(174)	(123)
Impairment losses for declines in the value of inventories	197	354
Impairment losses for available-for-sale financial assets	4	2
Impairment losses for fixed assets and oil and gas properties	4,356	2,088
Impairment losses for intangible assets	4	108
Impairment losses for construction in progress	21	11
Impairment losses for long-term equity investments	—	8

	4,408	2,448

46 INVESTMENT INCOME

	Group
	2010	2009

Gain on available-for-sale financial assets	172	183
Share of profit of associates and jointly controlled entities	6,220	1,184
(Loss)/gain on disposal of long-term equity investments	(3)	23
(Loss)/gain on disposal of subsidiaries	(23)	22
Other	677	(3)

	7,043	1,409

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 4,675(2009: RMB 1,820).

	Company
	2010	2009

Gain on available-for-sale financial assets	25	81
Share of profit of associates and jointly controlled entities	1,239	261
Dividends declared by subsidiaries	54,759	38,406
Gain on disposal of long-term equity investments	2	91
Gain/(loss) on disposal of subsidiaries	32	(205)
Other	(1)	3

	56,056	38,637

     The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 1,149 (2009: RMB 193).
47 NON-OPERATING INCOME AND EXPENSES
     (a) Non-operating income

			Amounts included in
			non-recurring
			Profit/Loss Items of
	2010	2009	2010

Gains on disposal of fixed assets and oil and gas properties	333	1,338	333
Government grants	1,599	1,097	983
Other	2,230	1,246	2,230

	4,162	3,681	3,546

     (b) Non-operating expenses

			Amounts included in
			non-recurring
			Profit/Loss Items of
	2010	2009	2010

Loss on disposal of fixed assets and oil and gas properties	3,178	3,071	3,178
Fines	124	320	124
Donation	373	161	373
Extraordinary loss	1,024	511	1,024
Other	3,355	4,616	3,355

	8,054	8,679	8,054

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
48 TAXATION

	2010	2009

Income taxes	38,617	24,862
Deferred taxes	(98)	8,527

	38,519	33,389

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2010	2009

Profit before taxation	189,194	139,767

Tax calculated at a tax rate of 25%	47,299	34,942
Prior year tax return adjustment	(878)	(2,216)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	383	1,820
Effect of preferential tax rate	(8,709)	(5,488)
Effect of change of the statutory corporate income tax rate on deferred tax	(346)	(184)
Tax effect of income not subject to tax	(2,622)	(1,140)
Tax effect of expenses not deductible for tax purposes	3,392	5,655

Taxation	38,519	33,389

49 EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2010 and 2009 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.
     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.
50 OTHER COMPREHENSIVE INCOME

	2010	2009

Fair value gain from available-for-sale financial assets	114	191
Less: Income tax relating to available-for-sale financial assets	(5)	(38)

Sub-total	109	153

Currency translation differences	2,687	(3,500)

Other comprehensive income	2,796	(3,347)

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
51 NOTES TO CONSOLIDATED CASH FLOW
     (a) Reconciliation from the net profit to the cash flow operating activities

	Group		Company
	2010	2009	2010	2009

Net profit	150,675	106,378	131,897	99,808
Add: Impairment of asset, net	4,408	2,448	4,304	2,264
Depreciation and depletion of fixed assets and oil and gas properties	104,386	86,112	76,442	62,400
Amortisation of intangible assets	2,048	1,760	1,661	1,481
Amortisation of long-term prepaid expenses	2,531	2,385	2,107	1,953
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	13,553	11,763	11,746	9,233
Finance expense	4,338	3,813	3,461	3,698
Investment income	(7,043)	(1,409)	(56,056)	(38,637)
(Decrease)/increase in deferred taxation	(98)	8,527	(1,731)	6,245
Increase in inventories	(20,004)	(20,044)	(12,923)	(12,781)
(Increase)/decrease in operating receivables	(10,636)	16,070	(3,070)	27,065
Increase in operating payables	74,638	50,214	48,391	5,571

Net cash from operating activities	318,796	268,017	206,229	168,300

     (b) Net (decrease) / increase in cash and cash equivalents

	Group		Company
	2010	2009	2010	2009

Cash at end of the period	45,709	86,925	25,336	66,888
Less: Cash at beginning of the period	(86,925)	(33,150)	(66,888)	(21,759)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

(Decrease) / increase in cash and cash equivalents	(41,216)	53,775	(41,552)	45,129

     (c) Cash and cash equivalents

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Cash at bank and on hand	52,210	88,284	28,336	66,888
Less: Time deposits with maturities over 3 months	(6,501)	(1,359)	(3,000)	—

Cash and cash equivalents at end of the period	45,709	86,925	25,336	66,888

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
52 SEGMENT REPORTING
     The Group is principally engaged in a broad range of petroleum related products, services and activities. After resegmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and trading business.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.
     The segment information for the operating segments for the year ended December 31, 2010 and 2009 are as follows:

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (1) Operating segments
     (a) Segment information as of and for the year ended December 31, 2010 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: Intersegment revenue	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Revenue from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Segment expenses (i)	(340,714)	(263,404)	(621,253)	(31,658)	(11,918)	(1,268,947)

Segment result	159,732	9,892	16,821	20,448	(10,425)	196,468

Unallocated expenses						(3,382)

Operating profit						193,086

Segment assets	925,892	300,466	259,499	260,391	1,221,343	2,967,591
Other assets						284
Elimination of intersegment balances						(1,311,507)

Total assets						1,656,368

Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,701
Elimination of intersegment balances						(577,291)

Total liabilities						646,267

Depreciation, depletion and amortisation	73,071	14,994	8,217	11,612	1,071	108,965
Asset impairment losses	2,856	1,524	20	8	—	4,408
Capital expenditure
Tangible assets	160,893	44,242	15,793	53,648	1,636	276,212
Intangible assets	1,953	1,073	4,923	669	446	9,064

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (b) Segment information as of and for the year ended December 31, 2009 is as follows:

		Refining		Natural
	Exploration	and		Gas and
	and Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: Intersegment revenue	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Revenue from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Segment expenses(i)	(263,643)	(202,282)	(369,945)	(21,822)	(10,587)	(868,279)

Segment result	109,121	17,994	14,284	18,941	(9,344)	150,996

Unallocated expenses						(6,231)

Operating profit						144,765

Segment assets	778,093	257,275	242,886	198,876	1,095,844	2,572,974
Other assets						289
Elimination of intersegment balances						(1,122,521)

Total assets						1,450,742

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,456
Elimination of intersegment balances						(484,887)

Total liabilities						542,631

Depreciation, depletion and amortisation	63,042	11,631	6,820	7,706	1,058	90,257
Asset impairment losses	1,641	543	268	(4)	—	2,448
Capital expenditure and acquisition
Capital expenditure – Tangible assets	129,017	42,558	18,174	74,754	2,333	266,836
Capital expenditure – Intangible assets	961	1,879	3,162	84	806	6,892
Acquisition	—	—	15,296	—	—	15,296

						289,024

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (3) Geographical information

	2010	2009

Revenue from external customers
Mainland China	1,086,909	790,748
Other	378,506	228,527

	1,465,415	1,019,275

	December 31, 2010	December 31, 2009

Non-current assets (i)
Mainland China	1,231,848	1,074,756
Other	132,421	77,688

	1,364,269	1,152,444

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
53 FINANCIAL RISK MANAGEMENT
     1. Financial risk
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
     (1) Market risk
     Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.
     (a) Foreign exchange rate risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.
     The Group operates internationally and foreign exchange risk arises when future acquisitions or recognised assets or liabilities are denominated in a currency other than the functional currency in which they are measured. Certain entities in the Group use currency derivatives to manage such foreign exchange risk.
     (b) Interest rate risk
     The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 32.
     (c) Price risk
     The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.
     (2) Credit risk
     Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.
     A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.
     The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. Aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.
     The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (3) Liquidity risk
     Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.
     In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.
     Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.
     Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 32.
     2. Capital management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
     The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratio at December 31, 2010 is 18.8% (2009: 20.5%).
     3. Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2010 and 2009 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand,

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 32.
54 RELATED PARTIES AND RELATED PARTY TRANSACTIONS
     (1) Parent Company and Subsidiaries
     Details about subsidiaries and related information are disclosed in Note 6(1).
     (a) Parent company
     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

	Type of Legal	Place of	Legal
	Entity	incorporation	representative	Principal activities

China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Jiang Jiemin	An integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing
     (c) Equity interest and voting rights of parent company

	December 31, 2010		December 31, 2009
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.29	86.29	86.29	86.29

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (2) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company

Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (Petrochina) Co., Ltd.	Jointly controlled entity
Arrow Energy Holdings Pty Ltd.	Jointly controlled entity
Dagang Oilfield (Company) Company Limited	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited	Fellow subsidiary of CNPC
China Petroleum Logging Company Limited	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
Daqing Petrochemical Factory	Fellow subsidiary of CNPC
China Petroleum Material Equipment Company	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd.	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC
     (3) Summary of Significant Related Party transactions
     Related party transactions with CNPC and its subsidiaries:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

	Notes	2010	2009

Sales of goods and services rendered to CNPC and its subsidiaries	(1)	49,259	32,437
Purchase of services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	130,678	115,529
Fees for production services	(3)	90,662	69,612
Social services charges	(4)	2,891	2,614
Ancillary services charges	(5)	3,744	2,829
Material supply services	(6)	1,734	939
Financial service
Interest income	(7)	207	143
Interest expense	(8)	2,142	3,106
Other financial service expense	(9)	1,350	435
Rental paid to CNPC	(10)	2,440	2,421
Purchases of assets from CNPC and its subsidiaries	(11)	4,782	2,327

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3)	Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2010 were RMB 7,677 (2009: RMB 10,433).

(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2010 were RMB 75,417 (2009: RMB 81,753).

(9)	Other financial service expense primarily refers to expense of insurance and other services.

(10)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     Related party transactions with associates and jointly controlled entities:
     The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	2010	2009

(a) Sales of goods
- Crude Oil	5,508	—
- Refined products	16,302	11,974
- Chemical products	345	145
(b) Sales of services	229	20
(c) Purchases of goods	12,119	8,243
(d) Purchases of services	24	60
(e) Purchases of assets	—	—
     (4) Commissioned loans
     The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2010, the eliminated commissioned loans totalled RMB 33,072, including short-term loans of RMB 23,526, loans due within one year of RMB 848 and long-term loans of RMB 8,698.
     (5) Guarantees
     The Group provided guarantees of loans for associates, see Note 7.
     CNPC provided guarantees of loans for the Group, see Note 22, Note 30 and Note 32.
     (6) Receivables and payables with related parties
     (a) Accounts receivable / Other receivables / Advances to suppliers

	December 31, 2010	December 31, 2009

CNPC and its subsidiaries
Accounts receivable	6,194	2,351
Other receivables	1,133	259
Advances to suppliers	21,661	16,037

Associates and jointly controlled entities
Accounts receivable	5,570	1,566
Other receivables	16	407
Advances to suppliers	—	2
     As of December 31, 2010, the provisions for bad debts of the receivables from related parties amounted RMB 161 (2009: RMB 294).
     As of December 31, 2010, the receivables from related parties represented 38% (2009: 25%) of total receivables.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
(c) Accounts payable / Other payables / Advances from customers

	December 31, 2010	December 31, 2009

CNPC and its subsidiaries
Accounts payable	63,125	52,044
Other payables	2,393	2,627
Advances from customers	899	418

Associates and jointly controlled entities
Accounts payable	668	685
Other payables	125	119
Advances from customers	34	112
     As of December 31, 2010, the payables to related parties represented 26% (2009: 28%) of total payables.
     (7) Summary of transactions with subsidiaries
     Significant related party transactions with subsidiaries:

	2010	2009

(a) Sales of goods	5,949	6,067
(b) Purchase of goods and services	232,447	159,619
     Receivables and payables with subsidiaries:

	December 31, 2010	December 31, 2009

Other receivables	28,896	14,904
Other payables	425	358
     (8) Key management personnel compensation

	2010	2009
	RMB’000	RMB’000

Key management personnel compensation	13,349	10,364

Note:	Emoluments set out above exclude RMB6.45 million paid to directors and other key management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
55 CONTINGENT LIABILITIES
     (1) Bank and other guarantees
     At December 31, 2010, borrowings of associates of RMB 13 (2009: RMB 21) from CP Finance were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (4) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting future uninsured incidents cannot be estimated by the Group at present.
56 COMMITMENTS
     (1) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2010 under non-cancellable operating leases are as follows:

	December 31, 2010	December 31, 2009

Within one year	4,118	4,071
Between one and two years	3,449	3,298
Between two and three years	3,316	3,085
Thereafter	83,959	83,480

	94,842	93,934

     Operating lease expenses for the year ended December 31, 2010 was RMB 7,106 (2009: RMB 6,780).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA	FOR THE YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
     (2) Capital commitments
     As of December 31, 2010, the Group’s capital commitments contracted but not provided for were RMB 49,495 (2009: RMB 56,657).
     (3) Exploration and production licenses
     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 916 for the year ended December 31, 2010 (2009: RMB 752).
     Estimated annual payments for the next five years are as follows:

	December 31, 2010	December 31, 2009

Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000
57 EVENTS AFTER BALANCE SHEET DATE
     On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned            subsidiary of the Group, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly-owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities.
     The cash consideration PCI proposes to offer for the shares in the joint ventures in total is US$1,015 million in accordance with the terms of the draft acquisition agreement.
     The proposed transaction is subject to a number of conditions, and acceptance by the Sellers. Accordingly, the proposed transaction may or may not proceed.

SUPPLEMENTARY INFORMATION FOR THE
PETROCHINA	YEAR ENDED DECEMBER 31, 2010
COMPANY LIMITED	(All amounts in RMB millions unless otherwise stated)
1 NON-RECURRING PROFIT/LOSS ITEMS

	2010	2009

Net loss on disposal of non-current assets	(2,865)	(1,698)
Government grants recognised in the income statement	983	367
A subsidiary’s net profit before it was combined as a business combination under common control	—	103
Net gain on disposal of available-for-sale financial assets	7	6
Reversal of provisions for bad debts against receivables	210	240
Income on commissioned loans	1	6
Effect of change in statutory income tax rates on deferred taxes	346	184
Other non-operating income and expenses	(2,652)	(4,352)

	(3,970)	(5,144)

Tax impact of non-recurring profit/loss items	940	1,348
Impact of minority interest	(428)	(112)

	(3,458)	(3,908)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS
     The consolidated net profit for the year under IFRS and CAS were RMB 150,792 and RMB 150,675 respectively, with a difference of RMB 117; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,010,129 and RMB 1,010,101 respectively, with a difference of RMB 28. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
     During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

Independent Auditor’s Report
TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED
(established in the People’s Republic of China with limited liability)
     We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 162 to 216, which comprise the consolidated and Company statements of financial position as at December 31, 2010, and the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.
     Directors’ responsibility for the consolidated financial statements
     The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRSs) and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
     Auditor’s responsibility
     Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.
     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
     Opinion
     In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2010 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
     Other matters
     This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 17, 2011

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2010
(Amounts in millions)

	Notes	2010	2009
		RMB	RMB

TURNOVER	6	1,465,415	1,019,275

OPERATING EXPENSES
Purchases, services and other		(795,525)	(492,472)
Employee compensation costs	8	(83,304)	(65,977)
Exploration expenses, including exploratory dry holes		(22,963)	(19,398)
Depreciation, depletion and amortisation		(113,209)	(92,259)
Selling, general and administrative expenses		(74,239)	(65,423)
Taxes other than income taxes	9	(184,209)	(135,465)
Other expenses, net		(4,189)	(4,837)

TOTAL OPERATING EXPENSES		(1,277,638)	(875,831)

PROFIT FROM OPERATIONS		187,777	143,444

FINANCE COSTS
Exchange gain		1,685	552
Exchange loss		(2,857)	(1,335)
Interest income		1,983	1,459
Interest expense	10	(6,321)	(5,272)

TOTAL NET FINANCE COSTS		(5,510)	(4,596)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	7,038	1,184

PROFIT BEFORE INCOME TAX EXPENSE	7	189,305	140,032
INCOME TAX EXPENSE	12	(38,513)	(33,473)

PROFIT FOR THE YEAR		150,792	106,559

OTHER COMPREHENSIVE INCOME:
Currency translation differences		2,687	(3,500)
Fair value gain from available-for-sale financial assets		114	191
Income tax relating to components of other comprehensive income		(5)	(38)

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX		2,796	(3,347)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		153,588	103,212

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		139,992	103,387
Non-controlling interest		10,800	3,172

		150,792	106,559

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		143,186	102,067
Non-controlling interest		10,402	1,145

		153,588	103,212

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.76	0.56

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010
(Amounts in millions)

	Notes	2010	2009
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	1,238,599	1,075,467
Investments in associates and jointly controlled entities	17	64,137	28,223
Available-for-sale financial assets	18	1,979	2,343
Advance operating lease payments	20	36,155	30,236
Intangible and other assets	21	25,453	18,017
Deferred tax assets	31	284	289
Time deposits with maturities over one year		3,488	1,330

TOTAL NON-CURRENT ASSETS		1,370,095	1,155,905

CURRENT ASSETS
Inventories	22	134,888	114,781
Accounts receivable	23	45,005	28,785
Prepaid expenses and other current assets	24	51,822	59,595
Notes receivable	25	5,955	4,268
Time deposits with maturities over three months but within one year		3,013	29
Cash and cash equivalents	26	45,709	86,925

TOTAL CURRENT ASSETS		286,392	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	270,191	204,739
Income taxes payable		22,169	9,721
Other taxes payable		35,108	25,242
Short-term borrowings	28	102,268	148,851

TOTAL CURRENT LIABILITIES		429,736	388,553

NET CURRENT LIABILITIES		(143,344)	(94,170)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,226,751	1,061,735

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		499,288	424,067
Reserves	30	256,617	240,135

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		938,926	847,223
Non-controlling interest		71,203	60,478

TOTAL EQUITY		1,010,129	907,701

NON-CURRENT LIABILITIES
Long-term borrowings	28	131,352	85,471
Asset retirement obligations	32	60,364	44,747
Deferred tax liabilities	31	21,515	21,449
Other long-term obligations		3,391	2,367

TOTAL NON-CURRENT LIABILITIES		216,622	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,226,751	1,061,735

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
STATEMENT OF FINANCIAL POSITION
As of December 31, 2010
(Amounts in millions)

	Notes	2010	2009
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	899,694	795,537
Investments in associates and jointly controlled entities	17	12,449	2,653
Available-for-sale financial assets	18	562	1,029
Subsidiaries	19	192,127	148,184
Advance operating lease payments	20	29,836	24,685
Intangible and other assets	21	13,117	11,511

TOTAL NON-CURRENT ASSETS		1,147,785	983,599

CURRENT ASSETS
Inventories	22	106,540	93,740
Accounts receivable	23	5,374	3,314
Prepaid expenses and other current assets	24	62,234	48,917
Notes receivable	25	9,500	9,704
Time deposits with maturities over three months but within one year		3,000	—
Cash and cash equivalents	26	25,336	66,888

TOTAL CURRENT ASSETS		211,984	222,563

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	171,992	134,492
Income taxes payable		19,808	6,803
Other taxes payable		25,115	17,478
Short-term borrowings	28	102,715	151,223

TOTAL CURRENT LIABILITIES		319,630	309,996

NET CURRENT LIABILITIES		(107,646)	(87,433)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,040,139	896,166

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		432,262	366,605
Reserves	30	257,693	244,217

TOTAL EQUITY		872,976	793,843

NON-CURRENT LIABILITIES
Long-term borrowings	28	116,929	63,172
Asset retirement obligations	32	41,048	29,137
Deferred tax liabilities	31	6,489	8,039
Other long-term obligations		2,697	1,975

TOTAL NON-CURRENT LIABILITIES		167,163	102,323

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,040,139	896,166

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010
(Amounts in millions)

	2010	2009
	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	150,792	106,559
Adjustments for:
Income tax expense	38,513	33,473
Depreciation, depletion and amortisation	113,209	92,259
Capitalised exploratory costs charged to expense	10,714	10,019
Share of profit of associates and jointly controlled entities	(7,038)	(1,184)
Reversal of provision for impairment of receivables, net	(174)	(123)
Write down in inventories, net	197	354
Impairment of available-for-sale financial assets	4	2
Impairment of investments in associates and jointly controlled entities	—	8
Loss on disposal of property, plant and equipment	2,822	1,642
(Gain)/ loss on disposal of intangible and other assets	(6)	10
Loss/ (gain) on disposal of investments in associates and jointly controlled entities	3	(33)
Gain on disposal of available-for-sale financial assets	(8)	(4)
Loss/ (gain) on disposal of subsidiaries	23	(22)
Dividend income	(165)	(177)
Interest income	(1,983)	(1,459)
Interest expense	6,321	5,272
Advance payments on long-term operating leases	(8,110)	(6,045)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(10,105)	16,240
Inventories	(20,004)	(20,044)
Accounts payable and accrued liabilities	61,850	41,637

CASH FLOWS GENERATED FROM OPERATIONS	336,855	278,384
Income taxes paid	(26,169)	(16,412)

NET CASH FLOWS FROM OPERATING ACTIVITIES	310,686	261,972

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010
(Amounts in millions)

	2010	2009
	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(259,120)	(257,562)
Acquisition of investments in associates and jointly controlled entities	(32,052)	(1,487)
Acquisition of available-for-sale financial assets	(73)	(111)
Acquisition of intangible assets and other non-current assets	(5,062)	(3,505)
Purchase of non-controlling interest	(411)	(533)
Acquisition of subsidiaries	(1,389)	(16,451)
Proceeds from disposal of property, plant and equipment	722	4,053
Proceeds from disposal of investments in associates and jointly controlled entities	136	139
Proceeds from disposal of subsidiaries	2,082	60
Proceeds from disposal of available-for-sale financial assets	76	136
Proceeds from disposal of intangible and other non-current assets	127	26
Interest received	1,938	1,425
Dividends received	7,065	783
(Increase)/ decrease in time deposits with maturities over three months	(5,231)	11,574

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(291,192)	(261,453)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(227,677)	(113,212)
Repayments of long-term borrowings	(43,855)	(7,947)
Interest paid	(6,746)	(5,238)
Dividends paid to non-controlling interest	(2,955)	(2,425)
Dividends paid to owners of the Company	(53,198)	(50,092)
Increase in short-term borrowings	190,194	157,576
Increase in long-term borrowings	80,828	67,880
Capital contribution from non-controlling interest	5,118	7,098
Capital reduction of subsidiaries	(2,368)	(671)
(Decrease)/ increase in other long-term obligations	(285)	108

NET CASH FLOWS (USED FOR)/FROM FINANCING ACTIVITIES	(60,944)	53,077

TRANSLATION OF FOREIGN CURRENCY	234	179

(Decrease)/ increase in cash and cash equivalents	(41,216)	53,775
Cash and cash equivalents at beginning of the year	86,925	33,150

Cash and cash equivalents at end of the year	45,709	86,925

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2010
(Amounts in millions)

					Non-
					controlling	Total
	Attributable to owners of the Company				interest	Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2009	183,021	378,473	229,416	790,910	56,930	847,840

Total comprehensive income/ (loss) for the year ended December 31, 2009	—	103,387	(1,320)	102,067	1,145	103,212
Special Reserve-Safety Fund Reserve	—	2,280	1,325	3,605	3	3,608
Transfer to reserves	—	(9,981)	9,981	—	—	—
Dividends	—	(50,092)	—	(50,092)	(2,358)	(52,450)
Acquisition of subsidiaries	—	—	(248)	(248)	590	342

Purchase of non-controlling interest in subsidiaries	—	—	(179)	(179)	(354)	(533)

Capital contribution from non-controlling interest	—	—	1,158	1,158	5,940	7,098
Capital reduction of a subsidiary	—	—	—	—	(1,354)	(1,354)
Other	—	—	2	2	(64)	(62)

Balance at December 31, 2009	183,021	424,067	240,135	847,223	60,478	907,701

Total comprehensive income for the year ended December 31, 2010	—	139,992	3,194	143,186	10,402	153,588
Special Reserve-Safety Fund Reserve	—	1,016	416	1,432	17	1,449
Transfer to reserves	—	(13,190)	13,190	—	—	—
Dividends	—	(53,198)	—	(53,198)	(2,995)	(56,193)
Acquisition of subsidiaries	—	—	(572)	(572)	967	395

Purchase of non-controlling interest in subsidiaries	—	—	(87)	(87)	(324)	(411)

Capital contribution from non-controlling interest	—	—	3	3	5,115	5,118
Capital reduction of a subsidiary	—	—	—	—	(2,368)	(2,368)
Disposal of subsidiaries	—	—	—	—	(47)	(47)
Other	—	601	338	939	(42)	897

Balance at December 31, 2010	183,021	499,288	256,617	938,926	71,203	1,010,129

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
1 ORGANISATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).
2 BASIS OF PREPARATION
     The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.
     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.
3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
     (a) Basis of consolidation
     Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.
     A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by- acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
     The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.
     An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.
     Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
     For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.
     A listing of the Group’s principal subsidiaries is set out in Note 19.
     (b) Investments in associates
     Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.
     Under this method of accounting the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
     Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
     For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.
     A listing of the Group’s principal associates is shown in Note 17.
     (c) Investments in jointly controlled entities
     Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.
     For purposes of the presentation of the Company’s statement of financial position, investments in jointly controlled entities are accounted for at cost less impairment.
     A listing of the Group’s principal jointly controlled entities is shown in Note 17.
     (d) Transactions with non-controlling interest
     Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase from non-controlling interests, are recorded in equity.
     When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
     If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.
     (e) Foreign currencies
     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.
     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.
     For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.
     (f) Property, plant and equipment
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).
     Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.
     The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years
     No depreciation is provided on construction in progress until the assets are completed and ready for use.
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.
     Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.
     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Changes in accounting policy
     The Group has changed its accounting policy for property, plant and equipment upon the adoption of IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards” (IFRS 1 (amendment)) (Note 3 (u)).
     Pursuant to the Company’s global initial public offering in 1999, a valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out then by independent valuers on a depreciated replacement cost basis and resulted in a revaluation gain. Upon the adoption of IFRS 1 (amendment), the valuation of the Group’s property, plant and equipment has been used as deemed cost at the date of measurement in June 1999. The net revaluation loss on the Group’s refining and chemical production equipment from a revaluation in September 2003 has also been adjusted in addition to a reclassification of the Group’s revaluation reserve of RMB 79,946 to capital reserve.
     (g) Oil and gas properties
     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.
     Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.
     (h) Intangible assets
     Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.
     (i) Financial assets
     Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.
     (i) Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.
     (ii) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.
     Regular purchases and sales of available-for-sale financial assets are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale financial assets are initially recognised at fair value plus transaction costs. Available-for-sale financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership in the investment. Available-for-

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. The Group assesses at each date of the statement of financial position whether there is objective evidence that an available-for-sale financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.
     (iii) Financial assets at fair value through profit or loss
     Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. The Group’s financial assets at fair value through profit and loss comprise primarily currency derivatives (Note 4.1 (i)).
     (j) Leases
     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.
     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.
     (k) Inventories
     Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.
     (l) Accounts receivable
     Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (m) Cash and cash equivalents
     Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.
     (n) Accounts payable
     Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
     (o) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.
     Borrowing costs are recognised as an expense in the period in which they are incurred except for the portion eligible for capitalisation as part of qualifying property, plant and equipment.
     Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.
     (p) Taxation
     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.
     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.
     The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 9), consumption tax (Note 9), resource tax, urban construction tax, education surcharges and business tax.
     (q) Revenue recognition
     Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.
     The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.
     (r) Provisions
     Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.
     Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.
     (s) Research and development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
     (t) Retirement benefit plans
     The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.
     (u) New accounting developments
     (i) New and amended standards adopted by the Group
     The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010:
     IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.
     The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.
     IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) did not have any significant impact on the consolidated financial statements.
     IAS 1 (amendment), ‘Presentation of financial statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amendment did not have any significant impact on the consolidated financial statements.
     IAS 36 (amendment), ‘Impairment of assets’, effective 1 January 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘ Operating segments’ (that is, before the aggregation of segments with similar economic characteristics). The amendment did not have any significant impact on the consolidated financial statements.
     The following applicable amendment is mandatory for the first time for year beginning January 1, 2011:
     IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards”. The amendment is part of the IASB’s annual improvements to International Financial Reporting Standards 2010 issued on May 6, 2010 and allows a first-time IFRS adopter and those that adopted IFRSs in the periods before the effective date of IFRS 1 that has conducted a fair valuation of its assets and liabilities in connection with its initial public offering to use such fair value amounts as deemed cost retrospectively. The resulting adjustments will be recognised directly in retained earnings (or if appropriate, another category of equity) at the measurement date. The Group has elected to early adopt IFRS 1 (amendment) from June 30, 2010 (Note 3(f)).
     IAS 24 (Revised), ‘Related Party Disclosures’. The revised standard exempts disclosures in relation to related party transactions and outstanding balances, including commitments, with a government that has control, joint control or significant influence over the reporting entity and another entity that is related party because the same government has control, joint control or significant influence over both the reporting entity and the other entity. The Group has early adopted the partial exemption in paragraphs 25-27 of the revised standard for government-related entities from January 1, 2009.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
     The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2011 or later periods and have not been early adopted by the Group:
     IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.
     ‘Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.
     IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the interpretation from 1 January 2011. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
4 FINANCIAL RISK AND CAPITAL MANAGEMENT
     4.1 Financial risk factors
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
     (a) Market risk
     Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.
     (i) Foreign exchange risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.
     The Group operates internationally and foreign exchange risk arises when future acquisitions or recognised assets or liabilities are denominated in a currency other than the functional currency in which they are measured. Certain entities in the Group use currency derivatives to manage such foreign exchange risk.
     (ii) Interest rate risk
     The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.
     (iii) Price risk
     The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.
     (b) Credit risk
     Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.
     A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.
     The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years has been substantially

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.
     The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (c) Liquidity risk
     Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.
     In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.
     Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.
     Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.
     4.2 Capital management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
     The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2010 is 18.8% (December 31, 2009: 20.5%).
     4.3 Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2010 and 2009 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.
     (a) Estimation of oil and natural gas reserves
     Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.
     (b) Estimation of impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
6 TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
7 PROFIT BEFORE INCOME TAX EXPENSE

	2010	2009
	RMB	RMB

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	165	177
Reversal of provision for impairment of receivables	210	240
Reversal of write down in inventories	42	23
Government grants	1,599	1,097

Charged
Amortisation on intangible and other assets	2,318	2,153
Auditors’ remuneration	74	80
Cost of inventories recognised as expense	947,246	613,702
Provision for impairment of receivables	36	117
Loss on disposal of property, plant and equipment	2,822	1,642
Operating lease expenses	7,803	7,367
Research and development expenses	11,840	9,887
Write down in inventories	239	377
8 EMPLOYEE COMPENSATION COSTS

	2010	2009
	RMB	RMB

Wages, salaries and allowances	56,284	44,202
Social security costs	27,020	21,775

	83,304	65,977

     Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).
9 TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include consumption taxes of RMB 89,670 for the year ended December 31, 2010 (2009: RMB 82,429) and special levies on domestic sales of crude oil of RMB 52,172 for the year ended December 31, 2010 (2009: RMB 20,020).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
10 INTEREST EXPENSE

	2010	2009
	RMB	RMB

Interest on
Bank loans
- wholly repayable within five years	1,797	1,339
- not wholly repayable within five years	15	90
Other loans
- wholly repayable within five years	4,721	4,624
- not wholly repayable within five years	1,298	477
Accretion expense (Note 32)	2,382	1,943
Less: Amounts capitalised	(3,892)	(3,201)

	6,321	5,272

     Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such borrowing cost was ranging from 5.184% to 5.364% per annum for the year ended December 31, 2010.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS
     Details of the emoluments of directors and supervisors for the years ended December 31, 2010 and 2009 are as follows:

	2010				2009
	Fee for	Salaries,	Contribution to
	directors and	allowances and	retirement
Name	supervisors	other benefits	benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Chairman:
Mr. Jiang Jiemin	—	—	—	—	—

Vice Chairman:
Mr. Zhou Jiping	—	941	40	981	774

Executive directors:
Mr. Liao Yongyuan	—	874	40	914	747

Non-executive directors:
Mr. Wang Yilin	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—
Mr. Wang Fucheng	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—
Mr. Jiang Fan	—	664	30	694	519
Mr. Chee-Chen Tung	254	—	—	254	260
Mr. Liu Hongru	227	—	—	227	339
Mr. Li Yongwu	240	—	—	240	344
Mr. Cui Junhui	244	—	—	244	348
Mr. Franco Bernabè	231	—	—	231	246

	1,196	664	30	1,890	2,056

Supervisors:
Mr. Chen Ming	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—
Mr. Yu Yibo	—	—	—	—	—
Mr. Wang Yawei	—	678	20	698	—
Mr. Qin Gang	—	636	38	674	541
Ms. Wang Shali	—	—	—	—	—
Mr. Wu Zhipan (i)	—	—	—	—	107
Mr. Li Yuan	230	—	—	230	217
Mr. Wang Daocheng (i)	230	—	—	230	117

	460	1,314	58	1,832	982

	1,656	3,793	168	5,617	4,559

(i)	Mr. Wu Zhipan ceased being a supervisor from May 12, 2009 and Mr. Wang Daocheng was elected as a supervisor from that date.

(ii)	Emoluments set out above exclude RMB1.28 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2010	2009
	Number	Number

RMB Nil — RMB 1 million	23	24
     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2010 (2009: None).
     The five highest paid individuals in the Company for each of the two years ended December 31, 2010 and 2009 were also directors or supervisors and their emoluments are reflected in the analysis shown above.
     During 2010 and 2009, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.
12 INCOME TAX EXPENSE

	2010	2009
	RMB	RMB

Current taxes	38,617	24,862
Deferred taxes (Note 31)	(104)	8,611

	38,513	33,473

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.
     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2010	2009
	RMB	RMB

Profit before income tax expense	189,305	140,032

Tax calculated at a tax rate of 25%	47,326	35,008
Prior year tax return adjustment	(878)	(2,216)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	383	1,820
Effect of preferential tax rate	(8,713)	(5,502)
Effect of change in statutory income tax rates on deferred taxes	(346)	(184)
Tax effect of income not subject to tax	(2,651)	(1,140)
Tax effect of expenses not deductible for tax purposes	3,392	5,687

Income tax expense	38,513	33,473

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
13 PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY
     The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 139,992 for the year ended December 31, 2010 (2009: RMB 103,387).
14 BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2010 and December 31, 2009 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.
     There are no potentially dilutive ordinary shares.
15 DIVIDENDS

	2010	2009
	RMB	RMB

Interim dividends attributable to owners of the Company for 2010 (a)	29,399	—
Proposed final dividends attributable to owners of the Company for 2010 (b)	33,597	—
Interim dividends attributable to owners of the Company for 2009 (c)	—	22,725
Final dividends attributable to owners of the Company for 2009 (d)	—	23,799

	62,996	46,524

(a)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399 were paid on October 15, 2010.

(b)	At the twelfth meeting of the Fourth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2011 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725 were paid on October 16, 2009.

(d)	Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were paid on June 30, 2010.

(e)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were paid on June 19, 2009.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
16 PROPERTY, PLANT AND EQUIPMENT
     Group

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2010	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost
At beginning of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037
Additions	2,596	29,545	10,864	3,660	589	247,232	294,486
Transfers	17,604	112,488	90,377	—	1,163	(221,632)	—
Disposals or write-offs	(1,642)	(4,880)	(4,813)	(708)	(207)	(10,714)	(22,964)
Currency translation differences	(83)	(1,066)	(46)	(29)	172	(99)	(1,151)

At end of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408

Accumulated depreciation and impairment

At beginning of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)
Charge for the year	(8,544)	(68,702)	(35,596)	(2,163)	(1,055)	(21)	(116,081)
Disposals or write-offs or transfers	860	2,976	3,500	400	141	152	8,029
Currency translation differences	35	662	72	16	27	1	813

At end of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)

Net book value
At end of the year	89,623	590,435	298,634	11,628	8,156	240,123	1,238,599

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2009	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost
At beginning of the year	99,680	790,354	366,953	17,537	9,924	172,353	1,456,801
Additions	4,516	11,141	27,315	3,277	2,880	236,285	285,414
Transfers	9,746	97,136	62,540	—	1,497	(170,919)	—
Disposals or write-offs	(2,617)	(5,838)	(3,842)	(503)	(3,107)	(11,614)	(27,521)
Currency translation differences	(415)	(3,944)	(402)	(127)	(143)	(626)	(5,657)

At end of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037

Accumulated depreciation and impairment

At beginning of the year	(27,710)	(317,301)	(196,842)	(8,536)	(5,723)	(265)	(556,377)
Charge for the year	(5,614)	(57,088)	(24,988)	(1,657)	(1,012)	(11)	(90,370)
Disposals or write-offs or transfers	1,087	3,455	3,363	378	2,873	—	11,156
Currency translation differences	124	1,497	179	83	137	1	2,021

At end of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)

Net book value
At end of the year	78,797	519,412	234,276	10,452	7,326	225,204	1,075,467

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Company

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2010	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost
At beginning of the year	81,052	605,756	386,597	13,515	7,053	178,932	1,272,905
Transfer from subsidiary	8	—	22	3	1	—	34
Additions	1,494	11,981	7,919	1,737	366	180,899	204,396
Transfers	11,110	80,580	81,729	—	652	(174,071)	—
Disposals or write-offs	(1,488)	(3,863)	(4,246)	(565)	(140)	(9,370)	(19,672)

At end of the year	92,176	694,454	472,021	14,690	7,932	176,390	1,457,663

Accumulated depreciation and impairment

At beginning of the year	(25,727)	(250,717)	(191,060)	(6,398)	(3,226)	(240)	(477,368)
Transfer from subsidiary	—	—	(15)	(2)	—	—	(17)
Charge for the year	(4,754)	(47,916)	(33,445)	(1,148)	(572)	—	(87,835)
Disposals or write-offs or transfers	838	2,295	3,571	309	86	152	7,251

At end of the year	(29,643)	(296,338)	(220,949)	(7,239)	(3,712)	(88)	(557,969)

Net book value

At end of the year	62,533	398,116	251,072	7,451	4,220	176,302	899,694

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2009	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost
At beginning of the year	70,506	535,263	318,779	11,442	8,566	145,764	1,090,320
Transfer from subsidiary	65	—	133	68	3	—	269
Additions	3,665	5,244	20,780	2,367	82	171,259	203,397
Transfers	8,211	69,306	50,577	—	531	(128,625)	—
Disposals or write-offs	(1,395)	(4,057)	(3,672)	(362)	(2,129)	(9,466)	(21,081)

At end of the year	81,052	605,756	386,597	13,515	7,053	178,932	1,272,905

Accumulated depreciation and impairment

At beginning of the year	(22,118)	(213,765)	(173,417)	(5,671)	(4,525)	(240)	(419,736)
Transfer from subsidiary	(44)	—	(78)	(43)	—	—	(165)
Charge for the year	(4,296)	(39,365)	(20,830)	(1,044)	(605)	—	(66,140)
Disposals or write-offs or transfers	731	2,413	3,265	360	1,904	—	8,673

At end of the year	(25,727)	(250,717)	(191,060)	(6,398)	(3,226)	(240)	(477,368)

Net book value

At end of the year	55,325	355,039	195,537	7,117	3,827	178,692	795,537

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The depreciation charge of the Group for the year ended December 31, 2010 included impairment losses of RMB 4,356 (2009: RMB 2,058) on certain of the Group’s property, plant and equipment. The carrying values of these assets were written down to their recoverable values.
     The Group has changed its accounting policy for property, plant and equipment upon the adoption of IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards” (Note 3(u)).
     The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2010 and 2009.

	2010	2009
	RMB	RMB

At beginning of the year	17,221	15,853
Additions to capitalised exploratory well costs pending the determination of proved reserves	25,239	22,891
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(11,395)	(11,504)
Capitalised exploratory well costs charged to expense	(10,714)	(10,019)

At end of the year	20,351	17,221

     The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2010	December 31, 2009
	RMB	RMB

One year or less	18,900	15,560
Over one year	1,451	1,661

Balance at December 31	20,351	17,221

     RMB 1,451 at December 31, 2010 (December 31, 2009: RMB 1,661) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
17 INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
     The summarised financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

							Type
	Country of	Assets	Liabilities	Revenues	Profit	Interest	of
Name	Incorporation	RMB	RMB	RMB	RMB	Held %	Share

As of or for the year ended December 31, 2010:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,373	11,258	35,704	1,160	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	8,039	5,210	37,552	388	50.00	ordinary
China Petroleum Finance Co., Ltd.(a)	PRC	460,387	438,218	10,339	3,294	49.00	ordinary
Arrow Energy Holdings Pty Ltd.(b)	Australia	48,299	13,370	387	342	50.00	ordinary

As of or for the year ended December 31, 2009:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,168	12,228	28,205	1,076	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,546	3,501	27,510	358	50.00	ordinary

(a)	In 2010, the Company paid a cash consideration of RMB 9,618 for subscription of new registered capital of RMB 2,441 in China Petroleum Finance Co., Ltd. (“CP Finance”). The balance of RMB 7,177 was accounted into the capital reserve of CP Finance. The shareholding of the Company in CP Finance increased from 7.5% to 49.0%. CP Finance is recorded using the equity method of accounting in the Company’s financial statements.

(b)	In 2010, CS CSG (Australia) Pty Ltd. (the “Joint Venture Company”) was formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.. PetroChina International Investment Company Limited holds 50% equity interest in the Joint Venture Company.
     On August 23, 2010, the Joint Venture Company acquired 100% equity interest in Arrow Energy Limited for a total consideration of approximately 3.5 billion Australian Dollars (“AUD”) (approximately RMB 21,120 million), representing AUD4.70 per share of Arrow Energy in cash. The Joint Venture Company has now been renamed as Arrow Energy Holdings Pty Ltd..
     Dividends received and receivable from associates and jointly controlled entities were RMB 6,948 in 2010 (2009: RMB 568).
     In 2010, investments in associates and jointly controlled entities of RMB 157 (2009: RMB 345) were disposed of, resulting in a loss of RMB 3 (2009: A gain of RMB 33).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
18 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Available-for-sale financial assets	2,330	2,799	887	1,463
Less: Impairment losses	(351)	(456)	(325)	(434)

	1,979	2,343	562	1,029

     Available-for-sale financial assets comprise principally unlisted equity securities.
     In 2010, available-for-sale financial assets of RMB 207 (2009: RMB 137) were disposed of, resulting in the realisation of a gain of RMB 8 (2009: RMB 4).
19 SUBSIDIARIES
     The principal subsidiaries of the Group are:

		Paid-up	Type of	Attributable
	Country of	Capital	Legal	Equity
Company Name	Incorporation	RMB	Entity	Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC

Petrochina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, oilsands and coalbed methane outside the PRC

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
20 ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Land use rights	24,085	19,901	19,869	16,301
Advance lease payments	12,070	10,335	9,967	8,384

	36,155	30,236	29,836	24,685

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.
21 INTANGIBLE AND OTHER ASSETS
     Group

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	amortisation	Net	Cost	amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	3,237	(2,111)	1,126	3,076	(1,939)	1,137
Technical know-how	1,757	(396)	1,361	1,654	(242)	1,412
Goodwill (i)	3,068	—	3,068	2,818	—	2,818
Other	14,431	(3,965)	10,466	11,025	(2,992)	8,033

Intangible assets	22,493	(6,472)	16,021	18,573	(5,173)	13,400

Other assets			9,432			4,617

			25,453			18,017

(i)	The goodwill primarily relates to the acquisition of Singapore Petroleum Company Limited in 2009.
     Company

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	amortisation	Net	Cost	amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	2,622	(1,496)	1,126	2,461	(1,324)	1,137
Technical know-how	1,682	(331)	1,351	1,552	(156)	1,396
Other	9,196	(3,241)	5,955	7,059	(2,512)	4,547

Intangible assets	13,500	(5,068)	8,432	11,072	(3,992)	7,080

Other assets			4,685			4,431

			13,117			11,511

     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by the relevant government authorities. Technical know-how is amounts attributable to operational technology acquired in connection with the purchase of

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
equipment. The costs of technical know-how are included as part of the purchase price and are separately distinguishable from the other assets acquired.
22 INVENTORIES

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Crude oil and other raw materials	39,574	30,928	31,760	24,984
Work in progress	13,652	7,006	14,752	8,331
Finished goods	82,353	77,685	60,515	61,032
Spare parts and consumables	31	28	24	21

	135,610	115,647	107,051	94,368
Less: Write down in inventories	(722)	(866)	(511)	(628)

	134,888	114,781	106,540	93,740

     The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 2,231 (December 31, 2009: RMB 7,216) at December 31, 2010.
23 ACCOUNTS RECEIVABLE

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Accounts receivable	46,057	30,909	6,242	5,236
Less: Provision for impairment of receivables	(1,052)	(2,124)	(868)	(1,922)

	45,005	28,785	5,374	3,314

     The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2010 and December 31, 2009 is as follows

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Within 1 year	44,689	28,561	5,135	3,198
Between 1 and 2 years	177	106	148	33
Between 2 and 3 years	45	80	25	49
Over 3 years	94	38	66	34

	45,005	28,785	5,374	3,314

     The Group offers its customers credit terms up to 180 days.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Movements in the provision for impairment of accounts receivable are as follows:

	Group
	2010	2009
	RMB	RMB

At beginning of the year	2,124	2,423
Provision for impairment of accounts receivable	9	38
Receivables written off as uncollectible	(1,007)	(232)
Reversal of provision for impairment of accounts receivable	(74)	(105)

At end of the year	1,052	2,124

24 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	RMB	RMB	RMB	RMB

Other receivables	8,670	8,528	32,898	18,936
Advances to suppliers	37,454	36,009	24,506	19,880

	46,124	44,537	57,404	38,816
Less: Provision for impairment	(2,847)	(3,741)	(970)	(1,747)

	43,277	40,796	56,434	37,069
Value-added tax recoverable	7,678	15,663	5,381	11,434
Prepaid expenses	495	421	317	268
Other current assets	372	2,715	102	146

	51,822	59,595	62,234	48,917

     Other receivables consist primarily of taxes other than income tax refunds, subsidies receivable, and receivables for the sale of materials and scrap.
25 NOTES RECEIVABLE
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.
26 CASH AND CASH EQUIVALENTS
     The weighted average effective interest rate on bank deposits was 1.88% per annum for the year ended December 31, 2010 (2009: 1.46% per annum).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Trade payables	97,361	62,840	42,174	25,679
Advances from customers	29,099	21,193	20,505	15,043
Salaries and welfare payable	5,696	5,105	4,552	4,303
Accrued expenses	332	31	40	25
Dividends payable by subsidiaries to non-controlling shareholders	199	105	—	—
Interest payable	2,545	1,448	2,412	1,296
Construction fee and equipment cost payables	111,654	93,920	87,620	75,456
Other payables	23,305	20,097	14,689	12,690

	270,191	204,739	171,992	134,492

     Other payables consist primarily of customer deposits.
     The aging analysis of trade payables at December 31, 2010 and 2009 is as follows:

	Group		Company
	December	December 31,	December 31,	December 31,
	31, 2010	2009	2010	2009
	RMB	RMB	RMB	RMB

Within 1 year	93,240	60,420	40,089	23,869
Between 1 and 2 years	2,951	1,404	1,119	921
Between 2 and 3 years	475	505	355	436
Over 3 years	695	511	611	453

	97,361	62,840	42,174	25,679

28 BORROWINGS

	Group		Company
	December	December 31,	December 31,	December 31,
	31, 2010	2009	2010	2009
	RMB	RMB	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	97,175	134,622	100,593	137,339
Current portion of long-term borrowings	5,093	14,229	2,122	13,884

	102,268	148,851	102,715	151,223
Long-term borrowings	131,352	85,471	116,929	63,172

	233,620	234,322	219,644	214,395

     Borrowings of the Group of RMB 6,157 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2010 (December 31, 2009: RMB 1,154).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The Group’s borrowings include secured liabilities totalling RMB 3,284 at December 31, 2010 (December 31, 2009: RMB 7,904). These borrowings are mainly secured over certain of the Group’s notes receivable, inventories, intangible assets, cash and cash equivalents, time deposits with maturities over one year and property, plant and equipment amounting to RMB 3,303 (December 31, 2009: RMB 8,693).

	Group		Company
	December	December 31,	December 31,	December
	31, 2010	2009	2010	31, 2009
	RMB	RMB	RMB	RMB

Total borrowings:
- interest free	47	51	47	51
- at fixed rates	186,674	163,155	179,891	156,715
- at floating rates	46,899	71,116	39,706	57,629

	233,620	234,322	219,644	214,395

Weighted average effective interest rates:
- bank loans	3.32%	3.10%	4.47%	4.05%
- corporate debentures	4.08%	4.31%	3.91%	3.91%
- medium-term notes	3.48%	2.78%	3.48%	2.78%
- short-term notes	—	2.01%	—	2.01%
- other loans	3.53%	3.21%	3.10%	2.99%
     The borrowings by major currency at 31 December, 2010 and 31 December, 2009 are as follows:

	Group		Company
	December	December 31,	December 31,	December 31,
	31, 2010	2009	2010	2009
	RMB	RMB	RMB	RMB

RMB	201,470	195,023	214,566	207,674
US Dollar	28,253	39,097	4,921	6,519
Other currency	3,897	202	157	202

	233,620	234,322	219,644	214,395

     The fair values of the Group’s long-term borrowings including current portion of long-term borrowings are RMB 133,942 (December 31, 2009: RMB 98,061) at December 31, 2010. The fair values of the Company’s long-term borrowings including current portion of long-term borrowings are RMB 117,045 (December 31, 2009: RMB 75,244) at December 31, 2010. The carrying amounts of short-term borrowings approximate their fair values.
     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.96% to 5.58% per annum as of December 31, 2010 (December 31, 2009: 1.02% to 5.93%) depending on the type of the borrowings.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The following table sets out the borrowings’ remaining contractual maturities at the date of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	Group		Company
	December	December 31,	December 31,	December
	31, 2010	2009	2010	31, 2009
	RMB	RMB	RMB	RMB

Within one year	110,380	155,450	110,329	154,500
Between one and two years	41,533	14,649	39,285	4,068
Between two and five years	82,640	67,108	70,301	55,346
After five years	26,642	14,806	26,044	13,485

	261,195	252,013	245,959	227,399

29 SHARE CAPITAL

	Group and Company
	December	December
	31, 2010	31, 2009
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

     In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.
     On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.
     Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.
     In September 2005, the Company issued 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.
     On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
     Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.
30 RESERVES

	Group		Company
	2010	2009	2010	2009
	RMB	RMB	RMB	RMB

Capital Reserve (a)
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (b)
Beginning balance	125,447	115,466	114,347	104,366
Transfer from retained earnings	13,190	9,981	13,190	9,981

Ending balance	138,637	125,447	127,537	114,347

Special Reserve-Safety Fund Reserve
Beginning balance	8,075	6,750	6,020	5,184
Safety fund reserve	416	1,325	(57)	836

Ending balance	8,491	8,075	5,963	6,020

Currency translation differences
Beginning balance	(4,186)	(2,726)	—	—
Currency translation differences	3,089	(1,460)	—	—

Ending balance	(1,097)	(4,186)	—	—

Other reserves
Beginning balance	(22,509)	(23,382)	(6,831)	(6,916)
Purchase of non-controlling interest in subsidiaries	(87)	(179)	—	—
Acquisition of subsidiaries	(572)	(248)	—	—
Fair value gain on available-for-sale financial assets	105	140	17	112
Capital contribution from non-controlling interest	3	1,158	—	—
Other	338	2	326	(27)

Ending balance	(22,722)	(22,509)	(6,488)	(6,831)

	256,617	240,135	257,693	244,217

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(a)	The Group’s revaluation reserve of RMB 79,946 has been reclassified to capital reserve as the Group has changed its accounting policy for property, plant and equipment upon the adoption of IFRS 1 (amendment) (Note 3(f)).

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(c)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2010, the Company’s distributable reserve amounted to RMB 425,345 (December 31, 2009: RMB 358,415).
31 DEFERRED TAXATION
     Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.
     The movements in the deferred taxation account are as follows:

	Group		Company
	2010	2009	2010	2009
	RMB	RMB	RMB	RMB

At beginning of the year	21,160	11,969	8,039	1,702
Transfer to profit and loss (Note 12)	(104)	8,611	(1,696)	6,328
Charge to other comprehensive income	5	38	6	38
Acquisition of subsidiaries	87	991	—	—
Currency translation differences	(61)	(420)	—	—
Others	144	(29)	140	(29)

At end of the year	21,231	21,160	6,489	8,039

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Deferred tax balances before offset are attributable to the following items:

	Group		Company
	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
	RMB	RMB	RMB	RMB

Deferred tax assets:
Current:
Receivables and inventories	8,251	7,173	4,632	3,917
Tax losses of subsidiaries	352	166	—	—
Non-current:
Impairment of long-term assets	4,665	3,983	4,428	3,717
Other	3,742	2,379	2,327	1,620

Total deferred tax assets	17,010	13,701	11,387	9,254

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	35,164	32,348	17,799	17,209
Other	3,077	2,513	77	84

Total deferred tax liabilities	38,241	34,861	17,876	17,293

Net deferred tax liabilities	21,231	21,160	6,489	8,039

     Deferred tax balances after offset are listed as below:

	Group		Company
	December	December	December 31,	December 31,
	31, 2010	31, 2009	2010	2009
	RMB	RMB	RMB	RMB

Deferred tax assets	284	289	—	—
Deferred tax liabilities	21,515	21,449	6,489	8,039
     There were no material unrecognised tax losses at December 31, 2010 and 2009.
32 ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2010	2009	2010	2009
	RMB	RMB	RMB	RMB

At beginning of the year	44,747	36,262	29,137	23,854
Liabilities incurred	13,736	7,162	10,643	4,473
Liabilities settled	(469)	(434)	(244)	(427)
Accretion expense (Note 10)	2,382	1,943	1,512	1,237
Currency translation differences	(32)	(186)	—	—

At end of the year	60,364	44,747	41,048	29,137

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Asset retirement obligations relate to oil and gas properties (Note 16).
33 PENSIONS
     The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2010 amounted to RMB 9,600 (2009: RMB 8,437).
34 CONTINGENT LIABILITIES
     (a) Bank and other guarantees
     At December 31, 2010, borrowings of associates of RMB 13 (December 31, 2009: RMB 21) from CP Finance (a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (b) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (c) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (d) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.
35 COMMITMENTS
     (a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2010 and 2009 under non-cancellable operating leases are as follows:

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	December 31, 2010	December 31, 2009
	RMB	RMB

No later than 1 year	4,118	4,071
Later than 1 year and no later than 5 years	13,172	12,478
Later than 5 years	77,552	77,385

	94,842	93,934

     (b) Capital commitments
     At December 31, 2010, the Group’s capital commitments contracted but not provided for were RMB 49,495 (December 31, 2009: RMB 56,657).
     (c) Exploration and production licenses
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 916 for the year ended December 31, 2010 (2009: RMB 752).
     Estimated annual payments for the next five years are as follows:

	December 31, 2010	December 31, 2009
	RMB	RMB

Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000
36 MAJOR CUSTOMERS
     The Group’s major customers are as follows:

	2010		2009
		Percentage of		Percentage of
	Revenue	Total revenue	Revenue	Total revenue
	RMB	%	RMB	%

China Petroleum & Chemical Corporation	86,270	6	67,137	7
CNPC and its fellow subsidiaries	49,259	3	32,437	3

	135,529	9	99,574	10

37 RELATED PARTY TRANSACTIONS
     CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.
     Related parties include CNPC and its fellow subsidiaries, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
     (a) Transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities
     The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     The principal related party transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
     • Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 62,459 in the year ended December 31, 2010 (2009: RMB 37,448).
     • Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,184 in the year ended December 31, 2010 (2009: RMB 7,128).
     • Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 241,852 in the year ended December 31, 2010 (2009: RMB 199,826).
     • Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 4,782 in the year ended December 31, 2010 (2009: RMB 2,327).
     • Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	December 31,2010	December 31,2009
	RMB	RMB

Accounts receivable	11,633	3,780
Prepayments and other receivables	22,780	16,548
Accounts payable and accrued liabilities	70,272	57,076
     • Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 207 in the year ended December 31, 2010 (2009: RMB 143). The balance of deposits at 31 December 2010 was RMB 7,677 million (December 31, 2009: RMB 10,433 million).
     • Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 3,492 in the year ended December 31, 2010 (2009: RMB 3,541).
     • The borrowings from CNPC and its fellow subsidiaries at 31 December 2010 were RMB 75,417 million (December 31, 2009: RMB 81,753 million).
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with the CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.
     (b) Key management compensation

	2010	2009
	RMB’000	RMB’000

Emoluments and other benefits	12,743	9,885
Contribution to retirement benefit scheme	606	479

	13,349	10,364

Note:	Emoluments set out above exclude RMB6.45 million paid to directors and other key management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (c) Transactions with other state-controlled entities in the PRC
     Apart from transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities, the Group has transactions with other state-controlled entities include but not limited to the following:
     • Sales and purchases of goods and services,
     • Purchases of assets,
     • Lease of assets; and
     • Bank deposits and borrowings
     These transactions are conducted in the ordinary course of the Group’s business.
38 SEGMENT INFORMATION
     The Group is principally engaged in a broad range of petroleum related products, services and activities. After re-segmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     The Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The segment information for the operating segments for the year ended December 31, 2010 and 2009 are as follows:

	Exploration	Refining		Natural
Year Ended	and	and		Gas and
December 31, 2010	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Depreciation, depletion and amortisation	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)

Profit/ (loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777

Finance costs:
Exchange gain						1,685
Exchange loss						(2,857)
Interest income						1,983
Interest expense						(6,321)

Total net finance costs						(5,510)

Share of profit of associates and jointly controlled entities	5,346	39	678	10	965	7,038

Profit before income tax expense						189,305
Income tax expense						(38,513)

Profit for the year						150,792

Segment assets	880,575	299,808	252,789	260,269	1,210,132	2,903,573
Other assets						284
Investments in associates and jointly controlled entities	45,533	571	6,700	122	11,211	64,137
Elimination of intersegment balances (a)						(1,311,507)

Total assets						1,656,487

Segment capital expenditure	160,893	44,242	15,793	53,648	1,636	276,212

Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,792
Elimination of intersegment balances (a)						(577,291)

Total liabilities						646,358

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural
Year Ended	and	and		Gas and
December 31, 2009	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)

Profit/ (loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444

Finance costs:
Exchange gain						552
Exchange loss						(1,335)
Interest income						1,459
Interest expense						(5,272)

Total net finance costs						(4,596)

Share of profit of associates and jointly controlled entities	590	53	519	8	14	1,184

Profit before income tax expense						140,032
Income tax expense						(33,473)

Profit for the year						106,559

Segment assets	756,122	256,040	237,534	198,774	1,095,827	2,544,297
Other assets						289
Investments in associates and jointly controlled entities	22,183	579	5,393	68	—	28,223
Elimination of intersegment balances (a)						(1,122,521)

Total assets						1,450,288

Segment capital expenditure and acquisition
- Capital expenditure	129,017	42,558	18,174	74,754	2,333	266,836
- Acquisition	—	—	15,296	—	—	15,296

						282,132

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,412
Elimination of intersegment balances (a)						(484,887)

Total liabilities						542,587

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Geographical information

	Turnover		Non-current assets (b)
Year Ended December 31,	2010	2009	2010	2009
	RMB	RMB	RMB	RMB

Mainland China	1,086,909	790,748	1,231,536	1,073,865
Other	378,506	228,527	132,808	78,078

	1,465,415	1,019,275	1,364,344	1,151,943

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
39 EVENTS AFTER THE REPORTING PERIOD
     On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly-owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities .
     The cash consideration PCI proposes to offer for the shares in the joint ventures in total is US$1,015 million in accordance with the terms of the draft acquisition agreement.
     The proposed transaction is subject to a number of conditions and acceptance by the Sellers. Accordingly, the proposed transaction may or may not proceed.
40 APPROVAL OF FINANCIAL STATEMENTS
     The financial statements were approved by the Board of Directors on March 17, 2011 and will be submitted to shareholders for approval at the annual general meeting to be held on May 18, 2011.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
     In accordance with the Accounting Standards Update 2010-03 Extractive Activities — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities — Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.
     The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.
     The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments are presented in the aggregate.
Proved Oil and Gas Reserve Estimates
     Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
     Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.
     Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.
     Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:
     a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.
     b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
     Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
     Proved reserve estimates as of December 31, 2010 and 2009 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.
     Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)

	Crude Oil and		Total
	Condensate	Natural Gas	— All products
	(millions	(billions	(million barrels of
	of barrels)	of cubic feet)	oil equivalent)

Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2008	11,221	61,189	21,420
Changes resulting from:
Revisions of previous estimates	(192)	(1,273)	(405)
Improved recovery	73	—	73
Extensions and discoveries	1,005	5,440	1,911
Production	(844)	(2,112)	(1,196)

Reserves at December 31, 2009	11,263	63,244	21,803
Changes resulting from:
Revisions of previous estimates	(78)	(1,456)	(320)
Improved recovery	74	—	74
Extensions and discoveries	877	5,936	1,866
Production	(858)	(2,221)	(1,228)

Reserves at December 31, 2010	11,278	65,503	22,195

Proved developed reserves at:
December 31, 2009	7,871	30,949	13,029
December 31, 2010	7,605	31,102	12,789

Proved undeveloped reserves at:
December 31, 2009	3,392	32,295	8,774
December 31, 2010	3,673	34,401	9,406

Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2009	310	50	319
December 31, 2010	337	37	343

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
     At December 31, 2010, total proved developed and undeveloped reserves of the Group and equity method investments is 22,538 million barrels of oil equivalent (December 31, 2009: 22,122 million barrels of oil equivalent), comprising 11,615 million barrels of crude oil and condensate (December 31, 2009: 11,573 million barrels) and 65,539.5 billions of cubic feet of natural gas (December 31, 2009: 63,294.4 billions of cubic feet).
     At December 31, 2010, 10,489 million barrels (December 31, 2009: 10,516 million barrels) of crude oil and condensate and 64,555.3 billion cubic feet (December 31, 2009: 62,376.9 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 789 million barrels (December 31, 2009: 747 million barrels) of crude oil and condensate and 947.4 billion cubic feet (December 31, 2009: 866.9 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.
Capitalised Costs

	December	December
	31, 2010	31, 2009
	RMB	RMB

The Group
Property costs and producing assets	777,461	666,644
Support facilities	247,475	222,205
Construction-in-progress	75,343	61,581

Total capitalised costs	1,100,279	950,430
Accumulated depreciation, depletion and amortisation	(434,501)	(369,437)

Net capitalised costs	665,778	580,993

Equity method investments
Share of net capitalised costs of associates and jointly controlled entities	33,120	13,020

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2010
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	37,442	2,777	40,219
Development costs	113,673	13,433	127,106

Total	151,115	16,210	167,325

Equity method investments
Share of costs of property acquisition, exploration, and development of associates and jointly controlled entities	—	2,615	2,615

	2009
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	29,786	2,949	32,735
Development costs	94,130	5,977	100,107

Total	123,916	8,926	132,842

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	1,620	1,620

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
Results of Operations for Oil and Gas Producing Activities

	2010
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenue
Sales to third parties	82,433	47,677	130,110
Intersegment sales	346,421	742	347,163

	428,854	48,419	477,273
Production costs excluding taxes	(76,329)	(4,648)	(80,977)
Exploration expenses	(21,368)	(1,595)	(22,963)
Depreciation, depletion and amortisation	(63,569)	(5,133)	(68,702)
Taxes other than income taxes	(66,798)	(11,766)	(78,564)
Accretion expense	(2,238)	(144)	(2,382)
Income taxes	(39,510)	(6,284)	(45,794)

Results of operations from producing activities	159,042	18,849	177,891

Equity method investments

Share of profit for producing activities of associates and jointly controlled entities	—	6,447	6,447

Total of the Group and equity method investments results of operations for producing activities	159,042	25,296	184,338

	2009
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	62,799	33,878	96,677
Intersegment sales	259,847	404	260,251

	322,646	34,282	356,928
Production costs excluding taxes	(68,236)	(4,355)	(72,591)
Exploration expenses	(18,426)	(972)	(19,398)
Depreciation, depletion and amortisation	(53,018)	(4,005)	(57,023)
Taxes other than income taxes	(31,210)	(9,660)	(40,870)
Accretion expense	(1,787)	(156)	(1,943)
Income taxes	(30,196)	(3,783)	(33,979)

Results of operations from producing activities	119,773	11,351	131,124

Equity method investments

Share of profit for producing activities of associates and jointly controlled entities	—	3,326	3,326

Total of the Group and equity method investments results of operations for producing activities	119,773	14,677	134,450

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
Standardised Measure of Discounted Future Net Cash Flows
     The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2010 and 2009 is as follows:

RMB
The Group
At December 31, 2010
Future cash inflows from sales of oil and gas	6,845,504
Future production costs	(2,576,816)
Future development costs	(571,065)
Future income tax expense	(819,039)

Future net cash flows	2,878,584
Discount at 10% for estimated timing of cash flows	(1,560,391)

Standardised measure of discounted future net cash flows	1,318,193

RMB
The Group
At December 31, 2009
Future cash inflows from sales of oil and gas	5,045,994
Future production costs	(1,628,794)
Future development costs	(479,912)
Future income tax expense	(615,290)

Future net cash flows	2,321,998
Discount at 10% for estimated timing of cash flows	(1,244,183)

Standardised measure of discounted future net cash flows	1,077,815

     At December 31, 2010, RMB 1,258,049 (December 31, 2009: RMB 1,041,228) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 60,144 (December 31, 2009: RMB 36,587) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.
     Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2010	34,729
December 31, 2009	26,457
     Future net cash flows were estimated using prices used in estimating the Group’s proved oil and gas reserves and year-end costs, and currently enacted tax rates related to existing proved oil and gas reserves.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
(UNAUDITED)
(Amounts in millions unless otherwise stated)
Changes in Standardised Measure of Discounted Future Net Cash Flows
     Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	RMB	RMB

The Group
Beginning of the year	1,077,815	954,925
Sales and transfers of oil and gas produced, net of production costs	(316,888)	(242,363)
Net changes in prices and production costs and other	356,503	171,170
Extensions, discoveries and improved recovery	179,765	150,846
Development costs incurred	7,713	(8,488)
Revisions of previous quantity estimates	(28,773)	(31,516)
Accretion of discount	136,401	120,396
Net change in income taxes	(94,343)	(37,155)

End of the year	1,318,193	1,077,815